As filed with the Securities and Exchange Commission on January 9, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INSTALLED BUILDING PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1520	45-3707650
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

495 South High Street, Suite 50

Columbus, Ohio 43215

(614) 221-3399

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael T. Miller

Executive Vice President and Chief Financial Officer

Installed Building Products, Inc.

495 South High Street, Suite 50

Columbus, Ohio 43215

(614) 221-3399

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julie M. Allen, Esq. Robin M. Feiner, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel (212) 969-3000 Fax (212) 969-2900	Shelley A. McBride, Esq. General Counsel and Secretary Installed Building Products, Inc. 495 South High Street, Suite 50 Columbus, Ohio 43215 Tel (614) 221-3399 Fax (614) 961-3542	Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel (212) 735-3000 Fax (212) 735-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	$100,000,000	$12,880

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	January 9, 2014

            Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering             shares of our common stock and the selling stockholders named in this prospectus are offering             shares of our common stock. We will not receive proceeds from the sale of shares by the selling stockholders. We expect the public offering price to be between $         and $         per share.

We intend to list our common stock on the New York Stock Exchange, under the symbol “IBP.”

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional             shares of our common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts will be $        , and the total proceeds, after underwriting discounts but before expenses, to us will be $        .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2014.

Deutsche Bank Securities	UBS Investment Bank

Zelman Partners LLC

You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so.

i

PRESENTATION OF MARKET AND INDUSTRY DATA AND INFORMATION

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from U.S. government and industry publications, studies and surveys. U.S. government and third-party industry sources include the U.S. Census Bureau, the National Association of Homebuilders, or NAHB, McGraw Hill Construction, Builder Magazine and the Joint Center of Housing Studies of Harvard University. The information derived from the sources cited in this prospectus generally represents the most recently available data and, therefore, we believe such data remains reliable. While we believe our internal company research is reliable, such research has not been verified by any independent source.

In this prospectus, we present a variety of housing market indicators, including building permits, housing starts and housing completions.

•	A building permit is counted at the point in time a permit for construction is granted.

•	A housing start is counted at the point in time excavation begins for the footings or foundation of a home.

•	A housing completion is counted at the point in time installation of all finished flooring or carpeting of a home is completed.

Building permits and housing starts are both considered leading indicators of the state of the housing market. Alternatively, housing completions are considered a lagging indicator of the housing market. Statements in this prospectus relating to prospective trends in and forecasts of the housing market are based on housing starts or building permits, unless otherwise indicated.

References to the top ten largest homebuilders are based on Builder Magazine’s 2012 Builder 100 list, which ranks U.S. single-family homebuilders based on the total number of home closings.

References to a housing market refer to a Metropolitan Statistical Area, or an MSA, which is an area that generally consists of at least one urbanized area of 50,000 or more inhabitants, plus adjacent territory that has a high degree of social and economic integration with the core area as measured by commuting ties. MSA boundaries are based on U.S. Census Bureau determinations as of March 2013. References to our locations refer to properties where we own or lease a facility. Our branches include one or more locations that typically share a common branch manager and administrative staff. We have multiple branches in certain of our markets. References to the markets that we serve or in which we operate are those markets within 50 miles of our locations.

Information in this prospectus relating to historical and forecast reports for commercial construction market starts is based on McGraw Hill Construction Dodge Reports, which are issued on a quarterly basis. We currently participate in many, but not all, categories of the commercial construction market included in the McGraw Hill Construction Dodge Reports.

ii

Prospectus Summary

This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Information Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “IBP,” “the company,” “we,” “us” and “our” in this prospectus refer to Installed Building Products, Inc. and its subsidiaries.

OUR COMPANY

We are the second largest new residential insulation installer in the United States based on total U.S. housing completions, with a national platform consisting of over 100 locations serving customers in 44 states. We believe we have the number one or two market position for new single-family insulation installation in more than half of the markets in which we operate, based on permits issued in those markets. We also install complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors, which provide cross-selling opportunities. For the nine months ended September 30, 2013, we generated net revenue of $312.6 million, Adjusted EBITDA of $16.3 million and net income of $3.7 million. This represents a 49.0% increase in net revenue and a 3.1 times increase in Adjusted EBITDA as compared to the nine months ended September 30, 2012. Approximately 79% of our net revenue in the nine months ended September 30, 2013 was derived from sales to the U.S. residential new construction market.

Net Revenue for the nine-month period ended September 30, 2013

We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation. Installation of insulation, which includes air sealing, is a critical phase in the construction process, as certain interior work cannot begin until the insulation phase passes inspection. We benefit from our national scale, long-

standing supplier relationships and a broad customer base that includes production and custom homebuilders, multi-family and commercial contractors, and homeowners. During each of the past five years, no single customer accounted for more than 3% of our net revenue.

Our business began in 1977 with one location in Columbus, Ohio. In the late 1990s, we began our acquisition strategy with the goal of creating a national platform. Since 1999, we have successfully completed and integrated over 90 acquisitions, which has allowed us to generate significant scale and to diversify our product offering while expanding into some of the most attractive housing markets in the United States. Over the past several years, our net revenue has increased at a faster rate than our operating expenses, resulting in an improved cost structure and a more efficient and scalable operating model to improve our financial performance and returns on invested capital. We are well positioned to continue to grow our business through the ongoing housing recovery, market share gains and acquisitions. We estimate that we have grown our share of the U.S. residential new construction insulation installation market from approximately 5% as of December 31, 2005 to approximately 16% as of September 30, 2013, based on total U.S. housing completions.

INDUSTRY OVERVIEW AND TRENDS

Housing End Market. Our business is driven primarily by the U.S. residential new construction market. According to the U.S. Census Bureau, total housing starts averaged approximately 1.6 million per year from 1968 to 2006. From 2007 to 2012, housing starts averaged approximately 800,000 per year, reaching a low in 2009 of approximately 554,000. After remaining relatively flat in 2010 and 2011, the housing industry started to recover in 2012, with U.S. housing starts increasing to approximately 781,000, which was the highest level achieved since 2008.

Historical and Forecast U.S. Housing Starts

Source: U.S. Census Bureau for historical starts data; NAHB for starts forecasts.

We believe that a new home construction recovery is currently underway on a national basis, which is being driven by key macroeconomic factors, including improved consumer confidence, increasing household formation and attractive levels of new home affordability. According to the NAHB, housing starts are expected to grow by

18% in 2013 to reach 921,000, by 25% in 2014 to reach approximately 1.1 million and by 32% in 2015 to reach approximately 1.5 million. We continuously monitor housing market growth trends across the United States in order to allocate our resources to maximize operating efficiencies and assess geographic expansion opportunities.

Other End Markets. We also install building products, including insulation, for the commercial construction and repair and remodel end markets. The McGraw Hill 2013 Dodge Construction Outlook (third quarter update) forecasts a 5% year-over-year increase in square footage for commercial construction in 2013 and a 17% year-over-year increase in 2014. We also expect to experience an increase in repair and remodel activity as the overall housing market recovery progresses.

Insulation Market. We compete primarily in the U.S. residential new construction insulation installation market, which we believe exceeded $1.4 billion of sales in 2012 and $4.0 billion of sales in 2005. Sales in the U.S. residential new construction insulation installation market are tied to trends in the housing market. We estimate that the top three insulation installers comprise approximately half of the total market. The remainder of the market is highly fragmented and is comprised primarily of smaller, privately owned, local companies, many of which lack scale and have limited access to capital.

Insulation and energy efficiency standards. The amount of insulation in a new home is regulated by various building and energy codes, which establish minimum thermal and air sealing performance requirements. These codes are typically updated with more stringent requirements every three years. The most recent of these code enhancements to be adopted is the 2012 International Energy Conservation Code, or the 2012 IECC. As of October 2013, seven states and an additional 44 local jurisdictions had adopted the 2012 IECC, and the U.S. Department of Energy projects that 18 states will have adopted standards at the 2012 IECC level or higher by 2015. We believe that new residential insulation demand will increase as a result of increased adoption of the 2012 IECC by states and municipalities.

Installation and homebuilders. Builders value the benefits of using a qualified and experienced installer. These benefits include expertise in installing insulation and other products, knowledge of local building codes, timely supply of materials to job sites and management of installer labor. According to the NAHB, insulation comprises 1.8% of the total construction cost of a typical single-family home.

OUR COMPETITIVE STRENGTHS

We believe we benefit from the following competitive strengths:

Local market leadership with national scale

•	We are the second largest new residential insulation installer in the United States based on total U.S. housing completions. We installed insulation in more than 70,000 homes in 2012 and operate in over 70% of the 50 largest housing markets across the United States, as measured by U.S. Census Bureau population estimates.

•	Our local branch operations have earned a reputation for timely and quality installations, positioning us, we believe, as the number one or number two insulation installer for new single-family insulation installation in more than half of the markets we serve, based on permits issued in those markets.

•	Our branches have expertise in local building codes and energy-efficient building practices, and strong working relationships with homebuilders and on-site construction managers.

•	Our regional managers, local branch managers and sales force have significant experience in the industry and have spent an average of more than 10 years with our operations.

Proven ability to gain market share

•	We estimate that we have increased our market share in the U.S. residential new construction insulation installation market from approximately 5% to approximately 16% from December 31, 2005 to September 30, 2013, based on total U.S. housing completions.

•	We have increased our net revenue divided by total U.S. housing completions by 180% from 2005 to 2012. During this period, the U.S. residential new construction insulation installation market decreased by 66% based on total U.S. housing completions. We believe that our net revenue performance has compared favorably to the market every year since 2005 as a result of acquiring local installation operations, gaining market share organically, cross-selling complementary installation services and installing more insulation per home due to the adoption of more energy efficient building codes.

Net Revenue Divided by Total U.S. Housing Completions

Source: U.S. Census Bureau for housing completions data.

Proven track record of successful acquisitions

•	Since 1999, we have completed over 90 acquisitions.

•	We have a proven ability to identify operations that meet our disciplined acquisition criteria and to successfully integrate them to realize synergies within our scalable infrastructure.

•	Our ability to retain local employees, trademarks, trade names and long-term customers has been an important component of our successful acquisition strategy.

Highly efficient and scalable operating model

•	Our national platform and long-standing supplier relationships allow us to leverage economies of scale to deliver attractive margins.

•	Our web-based information system facilitates the complete proposal-to-collection process with a customizable platform that supports local market needs, while also enabling efficient centralized accounting and in-depth data analysis.

•	Our local branch operations benefit from dedicated corporate services related to purchasing, safety practices, claims and risk management, regulatory compliance and human resources support.

Highly experienced and incentivized management team

•	Our management team has led us through multiple housing industry cycles, providing valuable continuity and a demonstrated ability to improve operations and grow our business both organically and through acquisitions.

•	Each of our executive officers has more than 10 years of experience with us. They and our regional presidents average more than 20 years of experience in the building products and construction industries.

•	Our senior management team is highly incentivized to succeed. Jeff Edwards, our Chief Executive Officer and Chairman, and our directors and executive officers will beneficially own approximately % and %, respectively, of our common stock after this offering.

OUR GROWTH STRATEGY

Our objective is to leverage our competitive strengths to increase stockholder value through the following key strategies.

Capitalize on the new construction market recovery

•	Approximately 79% of our net revenue in the nine months ended September 30, 2013 was derived from sales to the U.S. residential new construction market. According to the NAHB, housing starts are expected to grow by approximately 25% in 2014 and approximately 32% in 2015.

•	We estimate that our current addressable market, measured by the total number of permits issued in the markets we serve, has grown from approximately 23% of total new U.S. residential building permits for the year ended December 31, 2005 to approximately 55% for the nine months ended September 30, 2013.

•	Our diversified customer base includes an attractive mix of production and custom homebuilders, ranging from national home builders to regional and local homebuilders as well as multi-family and commercial contractors, which we believe will enable us to grow through all stages of the housing recovery.

•	We will continue to emphasize sourcing direct from manufacturers, local pricing discipline and working capital management to maximize our operating leverage and improve our market position.

Continue to gain market share through organic growth

•	We believe we will continue to gain organic market share, aided by our national scale and local presence, quality service and ability to hire, train and retain installers.

•	We expect to continue to strengthen our leading national market position, as many of our competitors lack the access to capital required to keep pace with the U.S. housing market recovery.

•	We will continue to pursue cross-selling opportunities in garage doors, rain gutters, shower doors, closet shelving and mirrors and other complementary products. We estimate that our net revenue contributed by these products divided by total U.S. housing completions has grown from approximately $51 in 2005 to approximately $120 in 2012, a 135% increase.

Pursue value-enhancing strategic acquisitions

•	The highly fragmented nature of our industry allows for both geographic expansion and existing market tuck-in acquisitions.

•	We will continue to identify and pursue strategic acquisitions, based on our acquisition criteria that include local brand strength and quality of the local management and labor force.

•	We believe we will continue to achieve synergies from our acquisitions due to our national buying power, value-enhancing technology and proven operating platform.

Maximize benefits from energy efficiency standards and industry trends

•	We expect to increase our net revenue as building codes continue to require higher energy efficiency and homeowners become more focused on energy conservation.

•	A return to the historic mix of single-family and multi-family new home construction activity, as forecasted by the NAHB, is expected to further increase insulation demand.

•	Approximately 11% of our net revenue was derived from sales made to the commercial construction end market for the nine months ended September 30, 2013. According to the McGraw Hill 2013 Dodge Construction Outlook (third quarter update), square footage for commercial construction starts is expected to increase 5% year-over-year in 2013 and 17% year-over-year in 2014.

RISKS ASSOCIATED WITH OUR BUSINESS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations and prospects would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	our dependence on the residential construction industry, the economy and the credit markets;

•	uncertainty regarding the housing recovery;

•	declines in the economy or expectations regarding the housing recovery that could lead to additional significant impairment charges;

•	the cyclical and seasonal nature of our business;

•	our exposure to severe weather conditions;

•	the highly fragmented and competitive nature of our industry;

•	product shortages or the loss of key suppliers;

•	changes in the costs and availability of products;

•	inability to successfully acquire and integrate other businesses;

•	our exposure to claims arising from our acquired operations;

•	our reliance on key personnel;

•	our ability to attract, train and retain qualified employees while controlling labor costs;

•	our exposure to product liability, workmanship warranty, casualty, construction defect and other claims and legal proceedings;

•	changes in, or failure to comply with, federal, state, local and other regulations;

•	we are a holding company and conduct all of our operations through our subsidiaries;

•	disruptions in our information technology systems; and

•	our ability to implement and maintain effective internal control over financial reporting and remediate any outstanding material weakness and significant deficiencies.

OUR PRINCIPAL INVESTORS

Our management team is led by Jeff Edwards, who has been our Chief Executive Officer since 2004 and Chairman of our Board of Directors since 1999. Jeff Edwards and members of his family have started, acquired and invested in companies for more than 40 years across a variety of industries, including multi-family and student housing development and management, industrial tool distribution, wholesale building supply, homebuilding, land and real estate development, and real estate brokerage. Collectively, these companies are referred to as the Edwards Companies. Jeff Edwards, Peter Edwards Jr., Anne Edwards and Michael Edwards, and the investment entities through which they directly and indirectly beneficially own shares of our common stock, are referred to herein as the Edwards Investors. Jeff Edwards has voting and dispositive control over all of the shares of our common stock owned by the Edwards Investors. Peter Edwards Jr., Anne Edwards and Michael Edwards are not currently and have not been directors, officers or employees of our company. Jeff Edwards will beneficially own approximately     % of our common stock after this offering.

Littlejohn Management Holdings, LLC is a private equity firm that seeks investment opportunities in middle-market companies undergoing a fundamental change in capital structure, strategy, operations or growth. Since the firm was founded in 1996, Littlejohn has made equity investments of approximately $2.0 billion in over 30 platform portfolio companies and many add-on acquisitions. As of September 30, 2013, the firm has approximately 25 investment professionals, ten of whom are partners with extensive investment and operating experience. Littlejohn Management Holdings, LLC and its affiliates, including Littlejohn Fund IV, L.P., are collectively referred to herein as Littlejohn. Littlejohn will beneficially own approximately     % of our common stock after this offering.

COMPANY INFORMATION

Installed Building Products, Inc. (formerly, CCIB Holdco, Inc.) is a Delaware corporation formed on October 28, 2011 in connection with our Recapitalization. Installed Building Products, Inc. is a holding company that derives all of its operating income from its subsidiaries. Our principal executive offices are located at 495 South High Street, Suite 50, Columbus, Ohio 43215. Our main telephone number is (614) 221-3399. Our corporate internet website address is www.installedbuildingproducts.com. The information contained in, or that can be accessed through, our websites is not incorporated by reference and is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of the provisions listed above until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure requirements.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock offered by the selling stockholders	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares of our common stock in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any additional proceeds that we may receive if the underwriters exercise their option to purchase additional shares of our common stock) to repurchase all of our outstanding preferred stock and shares of our common stock from Littlejohn and for general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders.

Dividend policy	We currently intend to retain any future earnings to finance the development and expansion of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Our ability to pay dividends on our common stock will be limited by our new credit facility. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, contractual restrictions, legal requirements and such other factors as our board of directors deems relevant. See “Dividend Policy.”

Proposed New York Stock Exchange symbol	We intend to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “IBP.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering is based on             shares of our common stock outstanding as of December 1, 2013 and excludes                  shares of common stock that will be reserved for issuance under our 2014 Omnibus Incentive Plan. Unless otherwise indicated, all information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	the repurchase by us of all of our outstanding preferred stock for total consideration of $ and the related repurchase by us of shares of our common stock from Littlejohn for total consideration of $ ;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock; and

•	a for stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Summary Consolidated Financial Data

The summary consolidated financial data for each of the two years ended December 31, 2011 and 2012 has been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the summary consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The following data should be read in conjunction with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following table does not take into effect the split of our common stock to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

	Year ended December 31,				Nine months ended September 30,
	2011		2012		2012		2013
(in thousands, except share and per share data)
Statement of operations information:
Net revenue		$238,447		$301,253		$209,855		$312,599
Cost of sales		181,221		227,210		157,616		234,121

Gross profit		57,226		74,043		52,239		78,478
Operating expenses
Selling		18,446		19,807		14,443		18,454
Administrative (1)		45,678		56,333		41,274		49,183
Management fees, related parties (2)		4,760		4,300		—		—
Gain on litigation settlement		—		(6,975)		—		—
Amortization		3,785		3,082		2,300		2,301
Impairment of intangibles		1,687		352		—		—
Other		—		(960)		(960)		—

Operating (loss) income		(17,130)		(1,896)		(4,818)		8,540
Other expense (income)
Interest expense		3,673		1,979		1,476		1,657
Interest expense, related parties		3,321		—		—		—
Gain on extinguishment of debt		(18,542)		—		—		—
Other		159		(136)		(135)		(24)

(Loss) income before income taxes		(5,741)		(3,739)		(6,159)		6,907
Income tax provision		1,449		555		510		2,646

Net (loss) income from continuing operations		(7,190)		(4,294)		(6,669)		4,261
Loss (income) from discontinued operations		2,455		(3,835)		530		960
Income tax (benefit) provision		(660)		1,447		(200)		(362)

Loss (income) from discontinued operations, net of tax		1,795		(2,388)		330		598

Net (loss) income		$(8,985)		$(1,906)		$(6,999)		$3,663

Accretion charges on Series A Redeemable Preferred Stock		(811)		(5,529)		(4,085)		(4,597)
Accretion charges on Pre-Recapitalization Preferred Units		(1,621)		—		—		—
Gain on extinguishment of Pre-Recapitalization Preferred Units		85,040		—		—		—

Net income (loss) attributable to common stockholders		$73,623		$(7,435)		$(11,084)		$(934)

Net income (loss) per share attributable to common stockholders (basic and diluted):
Continuing operations		$75.42		$(9.42)		$(10.59)		$(0.30)
Discontinued operations		(1.80)		2.29		(0.33)		(0.53)

Net income (loss) per share:		$73.62		$(7.13)		$(10.92)		$(0.83)

As adjusted net income (loss) per share attributable to common stockholders (basic and diluted) (3)(4):
Continuing operations	$		$		$		$
Discontinued operations

Net income (loss) per share:	$		$		$		$

Weighted average number of shares outstanding:
Basic and diluted		1,000,000		1,043,450		1,015,176		1,129,944
As adjusted basic and diluted (4)

	As of December 31,		As of September 30,
	2011	2012	2013
(in thousands)
Balance sheet data:
Cash	$2,528	$3,898	$5,270
Total current assets	56,554	75,768	93,733
Property and equipment, net	8,198	17,931	29,524
Total assets	127,526	160,752	189,687
Total funded debt (5)	21,255	30,075	46,790
Mezzanine equity (6)	59,587	66,861	104,566
Total stockholders’ equity	(9,560)	(7,482)	(41,524)
Total mezzanine equity and stockholder’s equity	50,027	59,379	63,042

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013

(in thousands, except percentages and net revenue per completion)
Statement of cash flows:
Net cash (used in) provided by:
Operating activities	$(12,755)	$4,594	$(2,173)	$2,617
Investing activities	181	(2,743)	(106)	(1,551)
Financing activities	11,945	(481)	5,395	306

Other financial data:
Adjusted EBITDA (7)	$(6,563)	$6,205	$5,173	$16,272
Adjusted EBITDA margin (7)	(2.8)%	2.1%	2.5%	5.2%
Net revenue divided by total U.S. housing completions	$408	$464	$454	$572

(1)	In 2010, IBP Management Holdings, LLC, one of our stockholders, and in 2011, IBP Investment Holdings, LLC, one of our principal stockholders, issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense. The non-cash compensation expense associated with the equity awards approximated $0.8 million for the year ended December 31, 2011, $4.7 million for the year ended December 31, 2012, $4.6 million for the nine months ended September 30, 2012 and $0 for the nine months ended September 30, 2013 and is included in administrative expenses.
(2)	For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, a related party, under agreements originally entered into in March 2004 and October 2007, which were terminated as a result of our Recapitalization. The associated expenses were transferred to us and the IBP Holding Company personnel became our employees in January 2012. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such, he did not receive salary or bonus for 2012. The costs of Jeff Edwards’ services were paid through the management agreements discussed above. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.” Compensation paid by us to Jeff Edwards on or after November 1, 2013 will be recorded as an Administrative expense in our consolidated statement of operations.
(3)	Our net income (loss) attributable to common stockholders has been adjusted to reflect the elimination of the accretion charges on the Series A Preferred Stock and the Redeemable Common Stock upon the consummation of this offering.
(4)	Assumes the issuance of additional shares as a result of this offering.
(5)	Total funded debt consists of current and long-term portions of long-term debt and capital lease obligations.
(6)	Consists of Series A Preferred Stock and Redeemable Common Stock.
(7)	Adjusted EBITDA measures performance by adjusting net income (loss) to exclude interest expense, income tax expense (benefit), depreciation and amortization, or EBITDA, and adjusts for certain income and expense items that are not considered part of our core operations. The Adjusted EBITDA margin takes Adjusted EBITDA and divides it by net revenue. See “Non-GAAP Measures” in the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents a reconciliation of Adjusted EBITDA to Net (loss) income, the most comparable GAAP measure, for each of the periods indicated.

	Year ended December 31,		Nine months ended September 30,
(in thousands)	2011	2012	2012	2013
Net (loss) income	$(8,985)	$(1,906)	$(6,999)	$3,663
Interest expense	6,994 (a)	1,979	1,476	1,657
Provision for income taxes (b)	1,449	555	510	2,646
Depreciation and amortization	9,087	7,894	5,539	8,306

EBITDA	8,545	8,522	526	16,272

Gain on extinguishment of debt (c)	(18,542)	—	—	—
Recapitalization transaction fees (d)	2,654	—	—	—
Legal settlement (e)	—	(6,975)	—	—
Non-cash stock compensation (f)	780	4,658	4,647	—

Adjusted EBITDA	$(6,563)	$6,205	$5,173	$16,272

a.	Consists of interest expense of $3,673 on debt and related-party interest of $3,321. The related-party interest was forgiven in connection with our Recapitalization.
b.	Excludes income taxes related to discontinued operations.
c.	Represents the gain recorded in the 2011 Consolidated Statement of Operations related to the extinguishment of certain first lien senior secured indebtedness in connection with our Recapitalization.
d.	Represents expenses related to the Recapitalization.
e.	Represents the settlement in 2012 of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers.
f.	In 2010, IBP Management Holdings, LLC and, in 2011, IBP Investment Holdings, LLC issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense.

Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

RISKS ASSOCIATED WITH OUR BUSINESS

Our business is dependent on the residential construction industry, the economy, the credit markets and other important factors, many of which are beyond our control.

We are highly dependent on the level of new home construction, which in turn is dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, housing inventory levels, housing demand and the health of the economy and mortgage markets. Unfavorable changes in demographics, credit markets, political conditions, consumer confidence, household formation, housing affordability or housing inventory levels, or a weakening of the national economy or of any regional or local economy in which we operate, could adversely affect consumer spending, result in decreased demand for homes and adversely affect our business. Additional headwinds may come from the efforts and proposals of lawmakers to reduce the debt of the federal government and/or solve state budget shortfalls through tax increases and/or spending cuts, and financial markets’ and businesses’ reactions to those efforts and proposals, which could impair economic growth.

The housing market recovery faces significant challenges.

While some of the challenges facing the housing market moderated in 2012, several remain, and these challenges could return and/or intensify to limit the extent of any recovery of or future improvement in housing market conditions. These challenges include (i) weak general economic and employment growth that, among other things, limits consumer incomes, consumer confidence and demand for homes; (ii) elevated levels of mortgage loan delinquencies, defaults and foreclosures that could add to an inventory of lender-owned homes that may be sold in competition with new and resale homes at low distressed prices or that generate short sales activity at such price levels; (iii) a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to purchase another home that they otherwise might desire and be able to afford; (iv) volatility and uncertainty in U.S. financial, credit and consumer lending markets amid slow growth or recessionary conditions; and (v) tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements. Given these factors, the present housing recovery may not continue or gain further momentum, which could adversely affect our business, financial condition and results of operations.

The present housing recovery is relative to the historically low levels of home sales and residential new construction activity experienced during the recent housing downturn. Even with the upturn in 2012, new home construction remains well below, and may not return to, the peak levels reached shortly before the housing downturn began in 2006. In addition, we operate in certain markets where new home construction lags the housing recovery. If the present new home construction recovery stalls or does not continue at the same pace, or any or all of the negative factors described above persist or worsen, there would likely be a corresponding adverse effect on the new home construction market, which would have a material adverse effect on our business and our consolidated financial statements, including, but not limited to, the amount of revenues we generate and our ability to operate profitably.

A decline in the economy and a deterioration in expectations regarding the housing recovery could result in our taking additional significant non-cash impairment charges, which may reduce our financial resources and flexibility and could negatively affect our earnings and reduce stockholders’ equity.

During 2010, we recorded a $64.3 million goodwill impairment charge. We did not record any goodwill impairment charges in 2011 or 2012 or the nine months ended September 30, 2013; however, a decline in the expectation of our future performance or deterioration in expectations regarding the timing and the extent of the recovery of new home construction and home improvement may cause us to recognize additional non-cash, pre-tax impairment charges for goodwill and other indefinite-lived intangible assets or other long-lived assets, which are not determinable at this time. In addition, as a result of our acquisition strategy, we will likely record additional goodwill and may incur impairment charges in connection with prior and future acquisitions. If the value of goodwill or other intangible assets is impaired, our earnings and stockholders’ equity would be adversely affected. In addition, if future acquisitions are not successful, we may record additional unexpected impairment charges.

Further, our existing credit facility contains, and our new credit facility to be entered into concurrently with the completion of this offering will contain, financial covenants that we must comply with, including covenants regarding limits on our debt to total capitalization ratio. If we record additional non-cash impairment charges, our stockholders’ equity would be reduced, and our borrowing capacity under our new credit facility may be limited or we may need to seek waivers or amendments and there can be no assurance that these will be attainable on commercially reasonable terms or at all. Alternative financing may not be available on acceptable terms and at acceptable rates, if at all.

Our business is cyclical and significantly affected by changes in general and local economic conditions.

Demand for our services is cyclical and highly sensitive to general and local economic conditions over which we have no control, including changes in:

•	the number of new home and commercial building construction starts;

•	short- and long-term interest rates;

•	inflation;

•	employment levels and job and personal income growth;

•	housing demand from population growth, household formation and other demographic changes;

•	availability and pricing of mortgage financing for homebuyers and commercial financing for developers of multi-family homes and subcontractors;

•	consumer confidence generally and the confidence of potential homebuyers in particular;

•	U.S. and global financial system and credit market stability;

•	private party and government mortgage loan programs and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices;

•	federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses; and

•	federal, state and local energy efficiency programs, regulations, codes and standards.

Adverse changes in these conditions may affect our business generally or may be more prevalent or concentrated in particular markets in which we operate. Any deterioration in economic conditions or continuation of uncertain economic conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business may be affected by severe weather conditions and is seasonal.

Severe weather conditions, such as unusually prolonged cold conditions, rain, blizzards or hurricanes, could accelerate, delay or halt construction or installation activity. The impact of these types of events on our business may adversely impact our net revenue, cash flows from operations and results of operations. If net revenue were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted.

We tend to have higher sales during the second half of the year as our homebuilder customers complete construction of homes placed under contract for sale in the traditionally stronger spring selling season. In addition, some of our larger branches operate in states more impacted by winter weather and as such experience a slowdown in construction activity during the first quarter of the calendar year. This winter slowdown contributes to traditionally lower sales in our first quarter.

Our industry is highly fragmented and competitive, and increased competitive pressure may adversely affect our business, financial condition, results of operations and cash flows.

The building products installation industry is highly fragmented and competitive. We face significant competition from other national, regional and local companies. Any of these competitors may (i) foresee the course of market development more accurately than we do, (ii) offer services that are deemed superior to ours, (iii) install building products at a lower cost, (iv) develop stronger relationships with homebuilders and suppliers, (v) adapt more quickly to new technologies, new installation techniques or evolving customer requirements or (vi) have access to financing on more favorable terms than we can obtain in the market. As a result, we may not be able to compete successfully with them. If we are unable to compete effectively, our business, financial condition, results of operations and cash flows may be adversely affected.

Product shortages or the loss of key suppliers could affect our business, financial condition, results of operations and cash flows.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers. We do not typically enter into long-term agreements with our suppliers. Generally, our products are available from various sources and in sufficient quantities. However, the loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our business, financial condition, results of operations and cash flows. In prior downturns in the housing industry, manufacturers have reduced capacity by closing plants and production lines within plants. Even if such capacity reductions are not permanent, there may be a delay in manufacturers’ ability to increase capacity in times of rising demand. If the demand for products from manufacturers and other suppliers exceeds the available supply, we may be unable to source additional products in sufficient quantity or quality in a timely manner and the prices for the products that we install could rise. These developments could affect our ability to take advantage of market opportunities and limit our growth prospects. Our largest supplier, Owens Corning, accounted for approximately 22%, and our three largest suppliers in aggregate accounted for approximately 42%, of our material purchases in 2012. For the nine months ended September 30, 2013, Owens Corning accounted for approximately 24% of our material purchases and our three largest suppliers in the aggregate accounted for approximately 45%.

Failure by our suppliers to continue to provide us with products on commercially favorable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results and cash flows. Our inability to source materials in a timely manner could also damage our relationships with our customers.

Changes in the costs of the products we install can decrease our profit margins.

The principal building products that we install have been subject to price changes in the past, some of which have been significant. Our results of operations for individual quarters can be and have been hurt by a delay between the time building product cost increases are implemented and the time we are able to increase prices for our products, if at all. Our supplier purchase prices often depend on volume requirements. If we do not meet these volume requirements, our costs could increase and our margins may be adversely affected. In addition, while we have been able to achieve cost savings through volume purchasing and our relationships with suppliers, we may not be able to continue to receive advantageous pricing for the products that we install, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be unable to successfully acquire and integrate other businesses.

We may be unable to continue to grow our business through acquisitions. We may not be able to continue to identify suitable acquisition candidates and may face increased competition for these acquisition candidates. In addition, acquired businesses may not perform in accordance with expectations, and our business judgments concerning the value, strengths and weaknesses of acquired businesses may not prove to be correct. We may also be unable to achieve expected improvements or achievements in businesses that we acquire. At any given time, we may be evaluating or in discussions with one or more acquisition candidates, including entering into non-binding letters of intent. Future acquisitions may result in the incurrence of debt and contingent liabilities, legal liabilities, goodwill impairments, increased interest expense and amortization expense and significant integration costs.

Acquisitions involve a number of special risks, including:

•	our inability to manage acquired businesses or control integration costs and other costs relating to acquisitions;

•	potential adverse short-term effects on operating results from increased costs or otherwise;

•	diversion of management’s attention;

•	failure to retain existing key personnel of the acquired business and recruit qualified new employees at the location;

•	failure to successfully implement infrastructure, logistics and systems integration;

•	potential impairment of goodwill;

•	risks associated with the internal controls of acquired companies;

•	exposure to legal claims for activities of the acquired business prior to acquisition and inability to realize on any indemnification claims, including with respect to environmental and immigration claims;

•	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities; and

•	our inability to obtain financing necessary to complete acquisitions on attractive terms or at all.

Our strategy could be impeded if we do not identify, or face increased competition for, suitable acquisition candidates and our business, financial condition and results of operations could be adversely affected if any of the foregoing factors were to occur.

We may be subject to claims arising from the operations of our various businesses for periods prior to the dates we acquired them.

We have consummated over 90 acquisitions. We may be subject to claims or liabilities arising from the ownership or operation of acquired businesses for the periods prior to our acquisition of them, including environmental, employee-related and other liabilities and claims not covered by insurance. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our acquired businesses for these claims or liabilities may be limited by various factors, including the specific time, monetary or other limitations contained in the respective acquisition agreements and the financial ability of the former owners to satisfy our indemnification claims. In addition, insurance companies may be unwilling to cover claims that have arisen from acquired businesses or locations, or claims may exceed the coverage limits that our acquired businesses had in effect prior to the date of acquisition. If we are unable to successfully obtain insurance coverage of third-party claims or enforce our indemnification rights against the former owners, or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our financial condition and results of operations.

Our success depends on our key personnel.

Our business results depend largely upon the continued contributions of our chief executive officer and other members of our management team. We do not have employment agreements with any of our executive officers, other than Jeff Edwards, the Chairman of our Board and our Chief Executive Officer and President. Although our employment agreement with Mr. Edwards provides for a three-year term, he is permitted under the agreement to resign his employment at any time with only 30 days prior written notice to us. Also, while his employment agreement requires Mr. Edwards to devote the amount of time necessary to conduct our business and affairs, he is also permitted to engage in other business activities that do not create a conflict of interest or substantially interfere with his service to us, including non-competitive operational activities for his real estate development business. See “Compensation of Our Executive Officers and Directors—Compensation of Our Executive Officers— Employment Agreement with Jeff Edwards.” Although we maintain key person life insurance on Mr. Edwards, if he no longer serves in (or serves in some lesser capacity than) his current role, or if we lose other members of our management team, our business, financial condition and results of operations, as well as the market price of our securities, could be adversely affected.

Our business results also depend upon our branch managers and sales personnel, including those of companies recently acquired. While we customarily sign non-competition agreements, typically lasting two years, with our branch managers and sales personnel in order to maintain key customer relationships in our markets, such agreements do not protect us fully against competition.

We are dependent on attracting, training and retaining qualified employees while controlling labor costs.

We must attract, train and retain a large number of qualified employees while controlling related labor costs. We compete with other businesses for these employees. Tighter labor markets, due to a recovering housing market or otherwise, may make it more difficult for us to hire and retain installers and control labor costs. Our ability to control labor costs is subject to numerous external factors, including competitive wage rates and health and other insurance costs.

With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act, or the Affordable Care Act, we are required to provide affordable coverage, as defined in the Affordable Care Act, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria therein. Many of these requirements will be phased in over a period of time. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Although the impact of these new legislative directives on our business is not yet certain, increased health care and insurance costs could have an adverse effect on our business, financial condition and results of operations. In addition, changes in the federal or state minimum wage or living wage requirements or changes in other workplace regulations could adversely affect our ability to meet our financial targets.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs. Although we verify the employment eligibility status of all our employees, including through participation in the “E-Verify” program where required, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines, penalties and adverse publicity.

Termination of a significant number of employees who are unauthorized workers may disrupt our operations and cause temporary increases in our labor costs as we train new employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws.

If we are unable to hire and retain qualified installation personnel at economically reasonable compensation and benefits levels, our business, prospects, financial condition and results of operations could be adversely affected.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including class action lawsuits, that are brought or threatened against us for alleged violations of the Fair Labor Standards Act, or the FLSA, and state wage and hour laws. We are currently a defendant in two such lawsuits in Washington and Tennessee. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of these or any similar proceedings that may arise in the future. The ultimate resolution of these matters through settlement, mediation or court judgment could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, regardless of the outcome, these proceedings could result in substantial costs and may require us to devote substantial resources, including the time of our management team, to defend ourselves. For a description of current legal proceedings, see “Business—Legal Proceedings” and Note 11 to our audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

The nature of our business exposes us to product liability, workmanship warranty, casualty, construction defect, breach of contract and other claims and legal proceedings.

We are subject to product liability, workmanship warranty, casualty, construction defect, breach of contract and other claims relating to the products we install that, if adversely determined, could adversely affect our financial condition, results of operations and cash flows. We rely on manufacturers and other suppliers to provide us with most of the products we install. Because we do not have direct control over the quality of such products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of such products. In addition, we are exposed to potential claims arising from the conduct of our employees, and homebuilders and other subcontractors, for which we may be contractually liable. Certain types of insulation, particularly spray foam applications, require our employees to handle potentially hazardous or toxic substances. While our employees who handle these and other potentially hazardous or toxic materials, including lead-based paint, receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and others, including site occupants, and damage to our property or the property of others, including natural resource damage. Our personnel and others at our work sites are also at risk for other workplace-related injuries, including slips and falls. We have in the past been, and may in the future be, subject to fines, penalties and other liabilities in connection with any such injury or damage. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities. Product liability, workmanship warranty, casualty, negligence, construction defect, breach of contract and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. In addition, lawsuits relating to construction defects typically have statutes of limitations that can run as long as ten years. Claims of this nature could also have a negative impact on customer confidence in us and our services. In addition, we are subject to various claims and lawsuits incidental to the conduct of our business in the ordinary course. Current or future claims could have a material adverse effect on our reputation, business, financial condition and results of operations. We may also be unable to obtain performance and licensing bonds on commercially reasonable terms or at all in the future. Surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time. Our inability to obtain such bonds would materially and adversely affect our business, financial condition, results of operations and cash flows. For additional information, see Note 11 to our audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

Federal, state, local and other laws and regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.

We are subject to various federal, state, local and other laws and regulations, including, among other things, worker and workplace health and safety regulations promulgated by the Department of Labor’s Occupational Safety and Health Administration, or OSHA, regulations promulgated by the Department of Transportation, or DOT, and employment regulations promulgated by the U.S. Equal Employment Opportunity Commission. More burdensome regulatory requirements in these or other areas, including workers’ compensation, may increase our expenses and adversely affect our business, financial condition, results of operations and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to substantial fines and penalties that could adversely affect our business, financial condition, results of operations and cash flows.

Our transportation operations, upon which we depend to transport materials from our locations to job sites, are subject to the regulatory jurisdiction of the DOT. The DOT has broad administrative powers with respect to our transportation operations. More restrictive limitations on vehicle weight and size, trailer length and configuration or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, may increase our selling and administrative expenses and adversely affect our financial condition, operating results and cash flows. If we fail to comply adequately with DOT regulations or regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action including imposing fines or shutting down our operations and we could be subject to increased audit and compliance costs. We organize our transportation operations as a separate legal entity in certain states, including in Ohio and Indiana, in order to take advantage of sales tax exemptions relating to vehicle operating costs. If legislation is enacted that modifies or eliminates these exemptions, our costs would increase. If any of these events were to occur, our financial condition, results of operations and cash flows would be adversely affected.

In addition, the residential construction industry is subject to various federal, state and local statutes, ordinances, rules and regulations concerning zoning, building design and safety, construction, contractors’ licensing, energy conservation and similar matters, including regulations that impose restrictive zoning and density requirements on the residential new construction industry or that limit the number of homes that can be built within the boundaries of a particular area. Regulatory restrictions and industry standards may require us to alter our installation processes and our sourcing and otherwise increase our operating expenses and limit the availability of suitable building lots for our customers, any of which could negatively affect our business, financial condition and results of operations.

We are subject to environmental regulation and potential exposure to environmental liabilities.

We are subject to various federal, state, and local environmental laws and regulations. Although we believe that we operate our business, including each of our locations, in material compliance with applicable laws and regulations and maintain all material permits required under such laws and regulations to operate our business, we may be held liable or incur fines or penalties in connection with such requirements. As the nature of our business involves the use or handling of certain potentially hazardous or toxic substances, including spray foam applications and lead-based paint, we may be held liable for claims alleging injury or damage resulting from the release or exposure to such substances. In addition, as owners and lessees of real property, we may be held liable for, among other things, hazardous or toxic substances, including asbestos or petroleum products on, at, under or emanating from currently or formerly owned or operated properties, or any off-site disposal locations, or for any known or newly discovered environmental conditions at or relating to any of our properties, including those arising from activities conducted by previous occupants or at adjoining properties, without regard to whether we knew of or were responsible for such release. We may be required to investigate, remove, remediate or monitor the presence or release of such hazardous or toxic substances or petroleum products. We may also be held liable to a governmental entity for fines and penalties or to third parties for damages, including for bodily injury, property damage and natural resource damage in connection with the presence or release of hazardous or toxic substances or petroleum products. In addition, significant expenditures may be required in the future as a result of releases of, or exposure to, hazardous or toxic substances or petroleum products, the discovery of currently unknown environmental conditions or changes in environmental laws and regulations or their interpretation or enforcement. For example, in 2011, we had a fire at one of our branches that resulted in the run-off of hazardous materials into a nearby stream. We investigated the incident and hired a third party to remove all harmful materials from the stream and nearby areas.

Increases in union organizing activity and work stoppages could delay or reduce availability of products that we install and increase our costs.

Less than one percent of our employees are currently covered by collective bargaining or other similar labor agreements. However, if a larger number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, our business could be negatively affected. Any inability by us to negotiate collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs.

In addition, certain of our suppliers have unionized work forces and certain of our products are transported by unionized truckers. Strikes, work stoppages or slowdowns could result in slowdowns or closures of facilities where components of the products that we install are manufactured or could affect the ability of our suppliers to deliver such products to us. Any interruption in the production or delivery of these products could delay or reduce availability of these products and increase our costs.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company and all of our operating assets are held by our direct and indirect subsidiaries. We derive all of our operating income from our subsidiaries. We will rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries and the covenants of any future outstanding indebtedness that our subsidiaries incur.

Increases in fuel costs could adversely affect our results of operations.

The price of oil has fluctuated over the last few years, creating volatility in our fuel costs. We do not currently hedge our fuel costs. Increases in fuel costs can negatively impact our cost to deliver our products to our customers and thus increase our cost of sales. If we are unable to increase the selling price of our products to our customers to cover any increases in fuel costs, net income may be adversely affected.

We may be adversely affected by disruptions in our information technology systems.

Our operations are dependent upon our information technology systems, including our web-enabled internal software technology, jobCORE. The jobCORE software provides in-depth, real-time financial performance data from each branch location to the corporate office. We rely upon such information technology systems to manage customer orders on a timely basis, to coordinate our sales and installation activities across all of our locations and to manage invoicing. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages, computer viruses, unauthorized access or delays in our service) could result in delays in receiving inventory and supplies or installing our products on a timely basis for our customers, which could adversely affect our reputation and customer relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins, or similar disruptions affecting the Internet. Such delays, problems or costs could have a material adverse effect on our financial condition, results of operations and cash flows.

Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

We operate our business through a network of highly dispersed locations throughout the United States, supported by corporate executives and services in our headquarters, with local branch management retaining responsibility for day-to-day operations and adherence to applicable local laws. Our operating structure can make it difficult for us to coordinate procedures across our operations in a timely manner or at all. In addition, our branches may require significant oversight and coordination from headquarters to support their growth. Inconsistent implementation of corporate strategy and policies at the local level could materially and adversely affect our overall profitability, business, results of operations, financial condition and prospects.

In addition, the operating results of an individual branch may differ from that of another branch for a variety of reasons, including market size, management practices, competitive landscape, regulatory requirements and local economic conditions. As a result, certain of our branches may experience higher or lower levels of growth than other branches. For example, during the nine months ended September 30, 2013, approximately 25% of the increase in our net revenue was generated by approximately 14% of our branches with approximately 50% of our branches, including acquired branches, accounting for 53% of the increase. Therefore, our overall financial performance and results of operations may not be indicative of the performance and results of operations of any individual branch.

Restrictions in our new credit facility, or any other indebtedness we may incur in the future, could adversely affect our business, financial condition, results of operations, ability to make distributions to stockholders and the value of our common stock.

We intend to enter into a new credit facility concurrently with the completion of this offering. Our new credit facility, or any future credit facility or other indebtedness we enter into, may limit our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions or dividends on or redeem or repurchase shares of common stock;

•	make certain investments and acquisitions;

•	make capital expenditures;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	acquire, merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of all or substantially all of our assets.

Our new credit facility or other debt instruments will also likely contain covenants requiring us to maintain certain financial ratios and meet certain tests, such as a fixed charge coverage ratio, a leverage ratio and minimum EBITDA test. See “Management’s Discussion and Analysis of Financial Condition and Results of

Operations—Liquidity and Capital Resources—Revolving Credit Facility.” Our ability to comply with those financial ratios and tests can be affected by events beyond our control, and we may not be able to comply with those ratios and tests when required to do so under the applicable debt instruments.

The provisions of our new credit facility or other debt instruments may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new or any future credit facility or other debt instruments could result in a default or an event of default that could enable our lenders or other debt holders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our stockholders could experience a partial or total loss of their investment.

We could manage working capital in ways that may affect our cash flow from operations.

Since we aim to continuously manage our working capital, we could manage our payments to suppliers differently in the future. Changes in how we manage our payments to suppliers could decrease our cash flow from operations and increase our working capital as a percentage of sales. In addition, we have two supply contracts with minimum purchase requirements at market rates. These obligations may cause us to purchase materials earlier than we otherwise would and increase our working capital requirements. There is no guarantee that our working capital as a percentage of sales will continue to decrease or that it will not increase in the future.

Our independent registered public accounting firms have identified a material weakness and significant deficiencies in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

Although we did not engage our independent registered public accounting firms to conduct an audit of our internal control over financial reporting, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2011 and 2012, and the six months ended June 30, 2013, our independent registered public accounting firms informed us that they identified a material weakness and significant deficiencies relating to our internal control over financial reporting under standards established by the PCAOB. The PCAOB defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified by our independent registered public accounting firms related to adjustments made in connection with their audits to our financial statements in the areas of income taxes, self-insurance reserves, stock-based compensation, accounts payable, discontinued operations, derivative accounting and lease accounting, and resulted primarily from insufficient personnel within our organization possessing an appropriate level of knowledge, experience and training with regard to complex transactions and technical accounting matters, particularly as they relate to public companies. The material weakness resulted in a number of audit adjustments to our financial statements for the periods that were the subject of these audits.

We have taken and will take a number of actions to remediate this material weakness including, but not limited to, adding experienced accounting and financial personnel, retaining third-party consultants to review our internal controls and to recommend improvements, and implementing improvements to our closing procedures and consolidation processes. We cannot assure you when we will remediate such weakness, nor can we be certain of whether additional actions will be required or the costs of any such actions.

In addition, during the audits of our consolidated financial statements as of and for the years ended December 31, 2011 and 2012, and the six months ended June 30, 2013, our independent registered public accounting firms identified significant deficiencies related to our internal controls over information technology systems, cash receipts and related segregation of duties at the branch level involving less than ten of our branches, access to and review of journal entry postings and access to add or modify customer information. We believe we have remediated the information technology systems and the access to journal entry postings significant deficiencies. In addition, we are in the process of addressing the remaining significant deficiencies and expect to implement additional procedures, including at the corporate level, to improve our internal control over financial reporting.

We may need to take additional measures to fully mitigate these issues, and the measures we have taken, and expect to take, to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness or significant deficiencies or other material weaknesses or deficiencies will not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or deficiencies may be identified in the future. If we are unable to correct material weaknesses or deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the Securities and Exchange Commission, or the SEC, will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

Before this offering, there was no public market for our common stock, and an active trading market for our common stock may not develop, which could impede your ability to sell shares and depress the market price of your shares.

Prior to this offering, there has been no public market for our common stock. An active trading market on the NYSE or otherwise may not develop upon completion of this offering or, if it does develop, it may not be sustained. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you purchase, and the value of such shares might be materially impaired. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters and may not reflect the prevailing price in the open market. See “Underwriting” for a discussion of the factors considered in determining the initial public offering price.

The price of our common stock may fluctuate substantially, and your investment may decline in value.

Following this offering, the market price of our common stock may be significantly affected by factors, such as:

•	market conditions affecting the residential construction and building products industries;

•	quarterly variations in our results of operations;

•	changes in government regulations;

•	the announcement of acquisitions by us or our competitors;

•	changes in general economic and political conditions;

•	volatility in the financial markets;

•	results of our operations and the operations of others in our industry;

•	changes in interest rates;

•	threatened or actual litigation and government investigations;

•	the addition or departure of key personnel;

•	actions taken by our stockholders, including the sale or disposition of their shares of our common stock; and

•	differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our common stock and materially affect the value of your investment.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. We expect to incur incremental costs related to operating as a public company of approximately $2.5 to $3.0 million annually, although there can be no assurance that these costs will not be higher, particularly when we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and the NYSE rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	create a nominating and governance committee;

•	maintain an internal audit function;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with NYSE listing standards; and

•	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. We also expect that it will be expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect the market price of our common stock.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting for that purpose. However, as a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, at the time of our second annual report on Form 10-K, which will be for our year ending December 31, 2015. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complex. If we are unable to remediate the material weakness previously described or if, in the future, we identify material weaknesses in our internal control over financial reporting, we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting are effective, or our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC, the NYSE or other regulatory authorities, which could require additional financial and management resources.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. Those exemptions include, but are not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock or make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have             shares of common stock outstanding (or             if the underwriters exercise their option to purchase additional shares in full). The shares of common stock offered in this offering will be freely tradable, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, the sale of which will be restricted under the Securities Act of 1933, as amended, or the Securities Act. In addition,                  shares reserved for future issuance under our 2014 Omnibus Incentive Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Moreover, pursuant to a registration rights agreement among us and our current stockholders, certain of our stockholders will have the right to require us to register under the Securities Act any shares in our company not sold by such stockholders in this offering. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

In connection with this offering, we, our directors and executive officers, the selling stockholders and holders of our outstanding common stock have each agreed to certain lock-up restrictions. We and they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, except as discussed in “Shares Eligible for Future Sale,” without the prior consent of Deutsche Bank Securities Inc. and UBS Securities LLC. Deutsche Bank Securities Inc. and UBS Securities LLC may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting.”

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Jeff Edwards and Littlejohn will continue to have significant ownership of our common stock and may have interests that conflict with those of our other stockholders.

Upon the completion of this offering, Jeff Edwards will beneficially own approximately     % of our common stock and Littlejohn will beneficially own approximately     % of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). So long as such persons continue to hold, directly or indirectly, shares of common stock representing a significant percentage of the voting power of our common stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions, and will have significant control over our management and policies. This concentration of voting power may have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares of common stock, which could prevent stockholders from receiving a premium for their shares of common stock. These actions may be taken even if other stockholders oppose them. The interests of Jeff Edwards and Littlejohn may not always coincide with the interests of other stockholders, and each may act in a manner that advances its best interests and not necessarily those of our other stockholders. In addition, under our amended and restated certificate of incorporation, Jeff Edwards and Littlejohn are permitted to pursue corporate opportunities for themselves, rather than for us. See “Description of Capital Stock—Corporate Opportunity.”

Provisions of our charter documents and Delaware law could delay, discourage or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for our stockholders to change our management.

Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of the holders of our stock or a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	a requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer or upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies, and not by our stockholders; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, we will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Charter, our Amended and Restated Bylaws and Delaware Law.”

Purchasing shares of our common stock in this offering will result in an immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock), based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus. See “Dilution.”

Furthermore, if we raise additional capital or acquire new businesses by issuing new convertible or equity securities, your interest will be further diluted. This may result in the loss of all or a portion of their investment in our common stock. In addition, newer securities may have rights, preferences or privileges senior to those of securities held by investors in our common stock.

We do not expect to pay any dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, the limits imposed by the terms of our new credit facility and such other factors as our board of directors deems relevant. Accordingly, investors in our common stock may need to sell their shares to realize a return on their investment in our common stock, and investors may not be able to sell their shares at or above the prices paid for them.

If securities analysts do not publish favorable reports about us or if we, or our industry, are the subject of unfavorable commentary, the price of our common stock could decline.

The trading price for our common stock will depend in part on the research and reports about us that are published by analysts in the financial industry. Analysts could issue negative commentary about us or our industry, or they could downgrade our common stock. We may also not receive sufficient research coverage or visibility in the market. Any of these factors could result in the decline of the trading price of our common stock, causing investors in our common stock to lose all or a portion of their investment.

Information Regarding Forward-Looking Statements

This prospectus includes forward-looking statements within the meaning of U.S. federal securities laws, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “project,” “aim,” “anticipate,” “expect,” “seek,” “predict,” “contemplate,” “continue,” “possible,” “intend,” “may,” “plan,” “forecast,” “future,” “might,” “will,” “could,” would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies, the industry in which we operate and potential acquisitions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the stability of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	our dependence on the residential construction industry, the economy and the credit markets;

•	uncertainty regarding the housing recovery;

•	declines in the economy or expectations regarding the housing recovery that could lead to additional significant impairment charges;

•	the cyclical and seasonal nature of our business;

•	our exposure to severe weather conditions;

•	the highly fragmented and competitive nature of our industry;

•	product shortages or the loss of key suppliers;

•	changes in the costs and availability of products;

•	inability to successfully acquire and integrate other businesses;

•	our exposure to claims arising from our acquired operations;

•	our reliance on key personnel;

•	our ability to attract, train and retain qualified employees while controlling labor costs;

•	our exposure to product liability, workmanship warranty, casualty, construction defect and other claims and legal proceedings;

•	changes in, or failure to comply with, federal, state, local and other regulations;

•	we are a holding company and conduct all of our operations through our subsidiaries;

•	disruptions in our information technology systems;

•	our ability to implement and maintain effective internal control over financial reporting and remediate any outstanding material weakness and significant deficiencies; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

Use of Proceeds

We expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any additional proceeds that we may receive if the underwriters exercise their option to purchase additional shares of our common stock) to repurchase all of our outstanding preferred stock and              shares of our common stock from Littlejohn and for general corporate purposes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds received by us from this offering by approximately $         million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares of our common stock offered by us would increase (decrease) the net proceeds received by us from this offering by approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The information discussed above is illustrative only and subject to the actual public offering price and the actual number of shares offered at pricing.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend Policy

We currently do not anticipate paying dividends after the offering for the foreseeable future. Instead, we anticipate that our earnings will be used to provide working capital to support our operations and to finance the growth and development of our business. Any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, contractual restrictions, legal requirements and other factors as our board of directors may deem relevant. The ability of our board of directors to declare any dividends will be subject to certain limits imposed by the terms of our new credit facility. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

Capitalization

The following table describes our cash, debt and capitalization as of September 30, 2013:

•	on an actual basis; and

•	on an as adjusted basis, giving effect to:

•	the sale of shares of our common stock in the offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	the application of the estimated net proceeds from the offering as described under “Use of Proceeds”; and

•	our entry into, and anticipated drawing under, a new credit facility concurrently with the completion of this offering.

You should read this table in conjunction with the sections captioned “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The table below does not give effect to any exercise by the underwriters of their option to purchase additional shares of our common stock or the              for              stock split to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

	As of September 30, 2013
	Actual	As Adjusted
($ in thousands, except share amounts)
Cash	$5,270	$

Debt:
Existing credit facility	$23,715		$—
New credit facility	—
Notes payable	798

Total debt (1)	24,513

Mezzanine Equity:
Series A Preferred Stock $0.01 par value: 1,000 authorized, issued and outstanding, actual and no shares authorized, issued or outstanding, as adjusted	54,212		—
Redeemable Common Stock; $0.01 par value: 300,000 authorized, issued and outstanding, actual and no shares authorized, issued or outstanding, as adjusted	50,354		—
Stockholders’ Equity:
Preferred stock, $0.01 par value: shares authorized and no shares issued outstanding, as adjusted	—
Common stock, $0.01 par value: 1,394,916 shares authorized and 829,944 shares issued and outstanding, actual and shares authorized and shares issued and outstanding, as adjusted	8
Accumulated deficit	(41,532)

Total stockholders’ equity	(41,524)

Total capitalization	$87,555	$

(1)	Excludes capital lease obligations of $22.3 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the “as adjusted” amounts of each of cash, total stockholders’ equity and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses.

A one million share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) the “as adjusted” amounts of each of cash, total stockholders’ equity and total capitalization by approximately $         million, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses.

The “as adjusted” amounts discussed above are illustrative only and subject to the actual public offering price and the actual number of shares sold in this offering.

Dilution

Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution in net tangible book value per share of their shares of our common stock from the initial public offering price.

The difference between the per share offering price paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock after this offering constitutes the dilution to purchasers in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Our net tangible book value as of September 30, 2013 was $        , or $         per share of common stock, based on              shares of our common stock outstanding.

After giving effect to our sale of              shares of common stock in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us in connection with this offering, our net tangible book value as of September 30, 2013 would have been $        , or $         per share. This represents an immediate increase in net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Net tangible book value per share as of September 30, 2013
Increase in net tangible book value per share attributable to new investors
Net tangible book value per share after this offering

Dilution per share to new investors	$

The following table sets forth, as of September 30, 2013, on an as adjusted basis for this offering, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and to be paid by our new investors purchasing shares of common stock in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and estimated offering expenses payable by us in connection with this offering:

	Common Stock Purchased			Total Consideration (in thousands)			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders (1)			%	$		%	$
New investors (1)

Total			%	$		%	$

(1)	The number of shares purchased by existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares purchased by new investors does not include shares being sold by the selling stockholders in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering by $         and would increase (decrease) the average price per share paid by new investors by $        , assuming the number of common stock offered, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or approximately     % (             shares, or approximately     %, if the underwriters exercise their option to purchase additional shares in full), and will increase the number of shares to be purchased by new investors to              shares, or approximately     % (              shares, or approximately     %, if the underwriters exercise their option to purchase additional shares in full), of the total common stock outstanding after this offering.

If the underwriters exercise in full their option to purchase additional shares of our common stock in the offering, the following will occur:

•	the number of shares of our common stock held by new investors will increase to , or % of the total number of shares of our common stock outstanding after this offering; and

•	the net tangible book value would be $ per share and the dilution to new investors in this offering would be $ per share.

The foregoing table excludes              shares of our common stock reserved for future issuance under our 2014 Omnibus Incentive Plan, which will be effective upon the completion of this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See “Risk Factors—Risks related to this offering and our common stock—Purchasing shares of our common stock in this offering will result in an immediate and substantial dilution of your investment.”

Selected Consolidated Financial Data

The following table sets forth selected historical consolidated financial data that should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected historical consolidated financial data in this section is not intended to replace our historical consolidated financial statements and the related notes thereto. Our historical results are not necessarily indicative of future results, and our operating results for the six months ended June 30, 2013 and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

The selected consolidated balance sheet data as of December 31, 2011 and 2012 and June 30, 2013 and the selected consolidated statements of operations and cash flows data for each year ended December 31, 2011 and 2012 and for the six months ended June 30, 2013, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus.

The selected consolidated statement of operations and cash flows data for each of the six months ended June 30, 2012 and nine months ended September 30, 2012 and 2013 has been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of normal recurring adjustments) we considered necessary for a fair presentation of the results for the periods presented. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP.

	Year ended December 31,		Six months ended June 30,		Nine months ended September 30,
	2011	2012	2012	2013	2012	2013
(in thousands, except share and per share data)
Statement of operations information:
Net revenue	$238,447	$301,253	$129,548	$196,649	$209,855	$312,599
Cost of sales	181,221	227,210	97,574	148,120	157,616	234,121

Gross profit	57,226	74,043	31,974	48,529	52,239	78,478
Operating expenses
Selling	18,446	19,807	9,765	11,908	14,443	18,454
Administrative (1)	45,678	56,333	28,056	32,300	41,274	49,183
Management fees, related parties (2)	4,760	4,300	—	—	—	—
Gain on litigation settlement	—	(6,975)	—	—	—	—
Amortization	3,785	3,082	1,463	1,544	2,300	2,301
Impairment of intangibles	1,687	352	—	—	—	—
Other	—	(960)	(916)	—	(960)	—

Operating (loss) income	(17,130)	(1,896)	(6,394)	2,777	(4,818)	8,540
Other expense (income)
Interest expense	3,673	1,979	863	1,044	1,476	1,657
Interest expense, related parties	3,321	—	—	—	—	—
Gain on extinguishment of debt	(18,542)	—	—	—	—	—
Other	159	(136)	(149)	(164)	(135)	(24)

(Loss) income before income taxes	(5,741)	(3,739)	(7,108)	1,897	(6,159)	6,907
Income tax provision	1,449	555	589	704	510	2,646

Net (loss) income from continuing operations	(7,190)	(4,294)	(7,697)	1,193	(6,669)	4,261

	Year ended December 31,				Six months ended June 30,				Nine months ended September 30,
	2011		2012		2012		2013		2012		2013
Loss (income) from discontinued operations		$2,455		$(3,835)		$320		$773		$530		$960
Income tax (benefit) provision		(660)		1,447		(121)		(276)		(200)		(362)

Loss (income) from discontinued operations, net of tax		1,795		(2,388)		199		497		330		598

Net (loss) income		$(8,985)		$(1,906)		$(7,896)		$696		$(6,999)		$3,663

Accretion charges on Series A Redeemable Preferred Stock		(811)		(5,529)		(2,683)		(3,019)		(4,085)		(4,597)
Accretion charges on Pre-Recapitalization Preferred Units		(1,621)		—		—		—		—		—
Gain on extinguishment of Pre-Recapitalization Preferred Units		85,040		—		—		—		—		—

Net income (loss) attributable to common stockholders		$73,623		$(7,435)		$(10,579)		$(2,323)		$(11,084)		$(934)

Net income (loss) per share attributable to common stockholders (basic and diluted):
Continuing operations		$75.42		$(9.42)		$(10.38)		$(1.62)		$(10.59)		$(0.30)
Discontinued operations		(1.80)		2.29		(0.20)		(0.44)		(0.33)		(0.53)

Net income (loss) per share:		$73.62		$(7.13)		$(10.58)		$(2.06)		$(10.92)		$(0.83)

As adjusted net income (loss) per share attributable to common stockholders (basic and diluted) (3)(4):
Continuing operations	$		$		$		$		$		$
Discontinued operations

Net income (loss) per share:	$		$		$		$		$		$

Weighted average number of shares outstanding:

Basic and diluted		1,000,000		1,043,450		1,000,000		1,129,944		1,015,176		1,129,944
As adjusted basic and diluted (4)

	As of December 31,		As of June 30,	As of September 30,
	2011	2012	2013	2013
(in thousands)
Balance sheet data:
Cash	$2,528	$3,898	$3,853	$5,270
Total current assets	56,554	75,768	87,835	93,733
Property and equipment, net	8,198	17,931	26,824	29,524
Total assets	127,526	160,752	181,496	189,687
Total funded debt (5)	21,255	30,075	49,700	46,790
Mezzanine equity (6)	59,587	66,861	100,254	104,566
Total stockholders’ equity	(9,560)	(7,482)	(40,179)	(41,524)
Total mezzanine equity and stockholders’ equity	50,027	59,379	60,075	63,042

	Year ended December 31,		Six months ended June 30,		Nine months ended September 30,
	2011	2012	2012	2013	2012	2013
(in thousands, except percentages and net revenue per completion)
Statement of cash flows:
Net cash provided by (used in):
Operating activities	$(12,755)	$4,594	$(2,664)	$(7,554)	$(2,173)	$2,617
Investing activities	181	(2,743)	284	(1,041)	(106)	(1,551)
Financing activities	11,945	(481)	4,244	8,550	5,395	306

Other financial data:
Adjusted EBITDA (7)	$(6,563)	$6,205	$1,680	$7,629	$5,173	$16,272
Adjusted EBITDA margin (7)	(2.8)%	2.1%	1.3%	3.9%	2.5%	5.2%
Net revenue divided by total U.S. housing completions	$408	$464	$468	$582	$454	$572

(1)	In 2010, IBP Management Holdings, LLC and, in 2011, IBP Investment Holdings, LLC issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense. The non-cash compensation expense associated with the equity awards approximated $0.8 million for the year ended December 31, 2011, $4.7 million for the year ended December 31, 2012, $4.6 million for the nine months ended September 30, 2012, and $0 for the nine months ended September 30, 2013, and is included in administrative expenses.
(2)	For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, a related party, under agreements originally entered into in March 2004 and October 2007, which were terminated as a result of our Recapitalization. The associated expenses were transferred to us and IBP Holding Company personnel became our employees in January 2012. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such he did not receive salary or bonus for 2012. The costs of Jeff Edward’s services were paid through the management agreements discussed above. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.” Compensation paid by us to Jeff Edwards on or after November 1, 2013 will be recorded as an Administrative expense in our consolidated statement of operations.
(3)	Our net income (loss) attributable to common stockholders has been adjusted to reflect the elimination of the accretion charges on the Series A Preferred Stock and the Redeemable Common Stock upon the consummation of this offering.
(4)	Assumes the issuance of additional shares as a result of this offering.
(5)	Total funded debt consists of current and long-term portions of long-term debt and capital lease obligations.
(6)	Consists of Series A Preferred Stock and Redeemable Common Stock.
(7)	Adjusted EBITDA measures performance by adjusting EBITDA for certain income and expense items that are not considered part of our core operations. The Adjusted EBITDA margin takes Adjusted EBITDA and divides it by net revenue. See “Non-GAAP Measures” in the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents a reconciliation of Adjusted EBITDA to Net (loss) income, the most comparable GAAP measure, for each of the periods indicated.

	Year ended December 31,		Six months ended June 30,		Nine months ended September 30,
(in thousands)	2011	2012	2012	2013	2012	2013
Net (loss) income	$(8,985)	$(1,906)	$(7,896)	$696	$(6,999)	$3,663
Interest expense	6,994 (a)	1,979	863	1,044	1,476	1,657
Provision for income taxes (b)	1,449	555	589	704	510	2,646
Depreciation and amortization	9,087	7,894	3,550	5,185	5,539	8,306

EBITDA	8,545	8,522	(2,894)	7,629	526	16,272

Gain on extinguishment of debt (c)	(18,542)	—	—	—	—	—
Recapitalization transaction fees (d)	2,654	—	—	—	—	—
Legal settlement (e)	—	(6,975)	—	—	—	—
Non-cash stock compensation (f)	780	4,658	4,574	—	4,647	—

Adjusted EBITDA	$(6,563)	$6,205	$1,680	$7,629	$5,173	$16,272

a.	Consists of interest expense of $3,673 on debt and related-party interest of $3,321. The related-party interest was forgiven in connection with our Recapitalization.
b.	Excludes income taxes related to discontinued operations.
c.	Represents the gain recorded in the 2011 Consolidated Statement of Operations related to the extinguishment of certain first lien senior secured indebtedness in connection with our Recapitalization.
d.	Represents expenses related to the Recapitalization.
e.	Represents the settlement in 2012 of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers.
f.	In 2010, IBP Management Holdings, LLC and, in 2011, IBP Investment Holdings, LLC issued awards of their equity interests to certain of our employees. Certain of these employees were granted rights to put such equity awards during a limited period to Jeff Edwards, our Chairman, Chief Executive Officer and President. Accounting guidance requires that the compensation associated with these equity awards be pushed down to us and recorded as non-cash compensation expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following in conjunction with the sections of this prospectus captioned “Risk Factors,” “Information Regarding Forward-Looking Statements,” “Selected Consolidated Financial Data” and “Our Business” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section captioned “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We are the second largest new residential insulation installer in the United States based on total U.S. housing completions, with a national platform consisting of over 100 locations serving customers in 44 states. We also install complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors. Insulation installation comprised approximately 74% of our net revenue for the nine-month period ended September 30, 2013, and we expect this category to continue to account for a substantial majority of our business for the foreseeable future. The new single-family end market comprised approximately 73% of our net revenue for the nine-month period ended September 30, 2013. We also participate in the new multi-family, repair and remodel and commercial end markets.

Substantially all of our net revenue comes from service-based installation of various products in the residential new, repair and remodel and commercial construction end markets. We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation. Installation of insulation, which includes air sealing, is a critical phase in the construction process, as certain interior work cannot begin until the insulation phase passes inspection. Our branches have expertise in local building codes and energy-efficient building practices, and strong working relationships with homebuilders and on-site construction managers. At the same time, our centralized corporate support functions allow us to leverage our longstanding supplier relationships, web-based information system and other dedicated corporate services to benefit our operations as a whole.

Our business began in 1977 with one location in Columbus, Ohio. In the late 1990s, we began our acquisition strategy with the goal of creating a national platform. Since 1999, we have successfully completed and integrated over 90 acquisitions, which has allowed us to generate significant scale and to diversify our product offering while expanding into some of the most attractive housing markets in the United States. We are well positioned to continue to grow our business through acquisitions, market share gains and the ongoing housing recovery. We estimate that we have grown our share of the U.S. residential new construction insulation installation market from approximately 5% as of December 31, 2005 to approximately 16% as of September 30, 2013, based on total U.S. housing completions. Our company operations are aligned such that we operate as one operating segment and a single reportable segment.

KEY FACTORS AFFECTING OUR OPERATING RESULTS

Conditions in the U.S. residential new construction industry and U.S. economy.

Our business is driven primarily by the U.S. residential new construction market, which is in turn dependent upon a number of economic factors, including demographic trends, interest rates, consumer confidence, employment rates, housing inventory levels, foreclosure rates, the health of the economy and availability of mortgage financing. The housing downturn that began in 2006 caused many builders to significantly decrease their production of housing units because of lower demand and excess inventory. According to the U.S. Census Bureau, total housing starts averaged approximately 1.6 million per year from 1968 to 2006. From 2007 to 2012, housing starts averaged approximately 800,000 per year, reaching a low in 2009 of approximately 554,000. After remaining relatively flat in 2010 and 2011, the housing industry started to recover in 2012 with U.S. housing starts increasing to approximately 781,000 in 2012, which was the highest level achieved since 2008. Due to the lower levels in housing starts and construction activity, we experienced pressure on both our gross and operating margins until the recovery began in 2012.

We believe there are several trends that should drive long-term growth in the housing market. These trends include housing affordability, an aging housing stock, population growth and growth in household formation. These positive trends are reflected in the NAHB’s most recent forecast, which estimates that housing starts increased to approximately 921,000 in 2013 and projects housing starts to increase to approximately 1.1 million in 2014 and approximately 1.5 million in 2015. In its 2013 Economic and Housing Outlook, the NAHB also cites improving overall economic characteristics in U.S. housing markets, which include positive demographic trends in household formations and household balance sheets. Additionally in its 2013 State of The Nation’s Housing report, the Joint Center of Housing Studies of Harvard University describes a continued trend of increases in housing prices and strong housing demand relative to housing supply. We expect that our net revenue, gross profit, and operating income will benefit from these trends. In addition, we continue to experience improved operating efficiencies resulting from certain costs, such as administrative wages and benefits, facility costs and other operating and administrative costs, increasing at a lower rate than the rate at which net revenue increases. For the nine months ended September 30, 2013, our net revenue increased 49% compared to the nine months ended September 30, 2012, while our operating expenses related to selling and administrative increased by 21.4% during the same period, as facilities and certain other administrative costs did not increase at the same rate as net revenue. Excluding non-cash stock compensation expense incurred in the first nine months ended September 30, 2012, operating expenses increased 33.4% during the nine months ended September 30, 2013. We continuously monitor housing market growth trends across the United States in an effort to properly allocate resources in order to maximize operating efficiencies and assess geographic expansion opportunities.

Trends in the construction industry

Our operating results may vary according to the amount and type of products we install and the mix of our end-markets among new single-family, multi-family and commercial builders and owners of existing homes. The NAHB forecasts a higher rate of growth in single-family new home construction compared to that for multi-family new home construction. We expect to benefit from this shift in mix because our net revenue per single-family completion is approximately three times our net revenue per multi-family completion. As the housing market recovery continues, we expect to benefit not only from the increased participation of large homebuilders in the early stages of the recovery, but also as custom builders and individual lot owners build more in the later stages of the U.S. housing recovery. We maintain an attractive mix of business among all types of homebuilders. Our net revenue derived from the ten largest homebuilders in the United States increased from approximately 7.5% in the year ended December 31, 2010 to approximately 10.7% in the nine months ended September 30, 2013. We are also particularly well positioned with custom home builders, given our geography and market share position with these customers, to take advantage of the later stages of the recovery cycle. In addition to providing services to the residential new construction and repair and remodel end markets, we provide services to the commercial construction end market, which represented approximately 11.2% of our total net revenue for the period ended September 30, 2013. The McGraw Hill 2013 Dodge Construction Outlook (third quarter update) forecasts a 5% year-over-year increase in square footage for commercial construction in 2013 and a 17% year-over-year increase in 2014. We also expect to see an increase in repair and remodel activity as the housing market recovery progresses.

We also expect our net revenue, gross profit, and operating income to benefit, over time, from increased adoption by states and municipalities of the 2012 IECC.

Material costs

We purchase the materials that we install primarily from manufacturers. We believe that, as a result of our national scale and long-standing relationships with many of our suppliers, we will continue to have access to an adequate supply of these materials at favorable prices to keep up with the growing demand for our products as the housing market recovers. Prices for our products have generally been subject to cyclical market fluctuations and track the health of the U.S. residential new construction market. In the event that increased demand leads to higher prices for the products that we install, due to the fragmented and competitive nature of our industry, we may have limited, if any, ability to pass on price increases in a timely manner or at all. In the past, we have generally been able to pass on these increases to our customers over time.

Labor costs

Our business is labor intensive. As of September 30, 2013, we had approximately 3,100 employees, most of whom work as installers on local construction sites. As the housing market continues to recover, we expect that labor markets will tighten as the demand for installers increases. Tighter labor markets may make it more difficult for us to hire and retain installers and could also increase our labor costs. We will also be required to spend more on training as we hire additional installers. We offer a comprehensive benefits package, which many of our local competitors are not able to provide and which will increase our costs as we hire additional personnel. We are still assessing the impact of recent legislation governing health care benefits and other insurance costs to determine any potential impact on our labor costs.

Other factors

We expect our selling and administrative expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company, which could impact our future operating profitability. Upon completion of this offering, we expect to incur incremental annual costs related to operating as a public company of approximately $2.5 to $3.0 million, although there can be no assurance that these costs will not be higher, particularly when we are no longer an emerging growth company.

ACQUISITIONS

Since 1999, our acquisition strategy has allowed us to generate significant scale, diversify our product offering and expand into many of the largest housing markets in the United States. We have pursued and will continue to pursue both geographic expansion and tuck-in acquisitions in existing markets. We will look to complete acquisitions that meet our criteria, which include a strong local reputation and high-quality management and labor force. Our acquisition strategy is also focused on using our national buying power, value-enhancing technology and proven operating platform to achieve operating efficiencies in our acquisitions.

During 2012, we completed seven acquisitions, comprised of five asset acquisitions and two business combinations as defined by Accounting Standards Codification 805 “Business Combinations.” The two business combinations made during 2012 are described below.

•	On August 31, 2012, we acquired TCI Contracting, LLC and its subsidiaries for a purchase price of $4.7 million, which consisted of $0.6 million in cash (in the form of a seller note) and 129,944 shares of our common stock (valued at $4.1 million at the acquisition date). Our acquisition of TCI Contracting, LLC added 14 operating locations in nine states. These locations install insulation as well as our other complementary building products.

•	On November 16, 2012, we acquired Accurate Insulation LLC for approximately $1.2 million in cash. Our acquisition of Accurate Insulation LLC added one branch consisting of two locations in Maryland. These locations primarily offer insulation installation services.

For additional information concerning these business combinations, see Note 12 to our audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

The five asset acquisitions in 2012 consisted of various asset purchases of vehicles and other assets for which we paid approximately $0.5 million dollars in aggregate consideration.

As part of our ongoing strategy to increase market share in certain markets, we acquired Pensacola, Florida-based Ace Insulation Contractors, Inc. (“Ace”) in March 2013 for a total purchase price of approximately $1.0 million, consisting of $0.7 million in cash and $0.3 million in seller notes. For additional information concerning the Ace business combination, see Note 12 to our audited consolidated financial statements for the period ended June 30, 2013 included elsewhere in this prospectus.

Direct acquisition and integration costs for the year ended December 31, 2012 and for the nine months ended September 30, 2013 were not material and were expensed as incurred. We have in the past been, and may in the future be, subject to post-closing payment obligations under contracts we enter into with businesses we acquire.

OUR RECAPITALIZATION

On November 4, 2011, we completed a recapitalization involving our then outstanding indebtedness and equity interests and the combination of our business operations. Prior to our recapitalization, we operated through two companies that were under common control, IBP Holdings, LLC, or IBP I, and IBP Holdings II, LLC, or IBP II. References in this prospectus to IBP I also may refer to Installed Building Products, LLC, its direct wholly owned operating subsidiary, and references to IBP II also may refer to Installed Building Products II, LLC its direct wholly owned operating subsidiary. These two entities operated as distinct legal entities in substantially the same business in different geographic markets. Each had its own credit facility. The recapitalization served, in part, to provide common ownership and lender relationships for all of our operations. On November 4, 2011, in connection with our recapitalization, Installed Building Products, Inc., formerly known as CCIB Holdco, Inc., became the parent of IBP I and IBP II and their respective subsidiaries. Our recapitalization involved: (i) the repayment and cancellation of outstanding indebtedness of IBP I and IBP II of approximately $126.5 million, which resulted in a gain of $18.5 million, (ii) capital contributions from our stockholders in the amount of $12.0 million to repay debt, (iii) the exchange by the equityholders of IBP I and IBP II for new equity interests in us, which resulted in a gain attributable to our common stockholders of $85.0 million that did not impact net loss from continuing operations, and (iv) entry into our existing credit facility.

The above described series of events are referred to in this prospectus as our Recapitalization. Certain of our affiliates participated in our Recapitalization. See “Certain Relationships and Related-Party Transactions” included elsewhere in this prospectus. See Note 1 to our audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus for a more detailed description of IBP I’s and IBP II’s previously existing credit facilities and our existing and new credit facilities.

SEASONALITY

We tend to have higher sales during the second half of the year as our homebuilder customers complete construction of homes placed under contract for sale in the traditionally stronger spring selling season. In addition, some of our larger branches operate in states more impacted by winter weather and as such experience a slowdown in construction activity during the first quarter of the calendar year. This winter slowdown contributes to traditionally lower sales in our first quarter.

The composition and level of our working capital typically change during periods of increasing sales as we carry more inventory and receivables, although this is generally offset in part by higher trade payables to our suppliers. Working capital levels typically increase in the summer and fall seasons due to higher sales during the peak of residential construction activity. The subsequent collection of receivables and reduction in inventory levels during the winter months has typically positively impacted cash flow. In the past, from time to time, we have utilized our borrowing availability under our credit facilities to cover short-term working capital needs.

NON-GAAP MEASURES

In addition to the results reported in accordance with GAAP, we have provided information in this prospectus relating to Adjusted EBITDA and Adjusted EBITDA margin.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA measures performance by adjusting EBITDA for certain income or expense items that are not considered part of our core operations. Adjusted EBITDA margin takes Adjusted EBITDA and divides it by net revenue. We believe that the presentation of these measures provides useful information to investors regarding our results of operations because it assists both investors and us in analyzing and benchmarking the performance and value of our business. We also believe these measures are useful to investors and us as measures of comparative operating performance from period to period as they measure our changes in pricing decisions, cost controls and other factors that impact operating performance, and they remove the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortization), items outside our control (primarily income taxes) and the volatility related to the timing and extent of other activities such as asset impairments and non-core income and expenses. Accordingly, we believe that these measures are useful for comparing general operating performance from period to period. In addition, we use various EBITDA-based measures in determining certain of our incentive compensation programs. Other companies may define Adjusted EBITDA and Adjusted EBITDA margin differently and, as a result, our measures may not be directly comparable to measures of other companies. In addition, Adjusted EBITDA may be defined differently for purposes of covenants contained in our new credit facility.

Although we use these measures to assess the performance of our business, the uses of the measures are limited because they do not include certain material expenses, such as interest and taxes, necessary to operate our business. Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, and not as substitutes for, net income (loss) in accordance with GAAP as a measure of performance. Our presentation of these measures should not be construed as an indication that our future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, these measures are not intended as alternatives to net income (loss) from continuing operations as indicators of our operating performance, as alternatives to any other measure of performance in conformity with GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on these measures or ratios calculated using those measures.

COMPONENTS OF RESULTS OF OPERATIONS

Net Revenue. Net revenue is derived from installation of products sold to our customers. Revenue from the sale and installation of products to customers are recognized at the time installation is complete. We track and analyze net revenue by the number of completed jobs.

Cost of Sales. Our cost of sales is comprised of the costs of materials and labor to purchase and install our products for our customers. Also included in our cost of sales are the cost of safety and other supplies, workers compensation insurance and certain costs to manage our warehouses, as well as the following vehicle-related expenses: fuel, repairs and maintenance, depreciation, lease expense, insurance, licensing and titling.

Selling Expenses. Selling expenses primarily include wages and commissions for our sales staff, advertising and bad debt expense.

Administrative Expenses. Administrative expenses include wages and benefits for branch management and administrative personnel, corporate office personnel, non-cash stock compensation, facility costs, office supplies, telecommunications, legal, accounting and general liability insurance costs.

Management Fees. For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, a related party, under agreements originally entered into in March 2004 and October 2007. These agreements were terminated and the associated fees were no longer charged to us beginning in January 2012 as a result of our Recapitalization. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us. As such, he did not receive salary or bonus for 2012 or for the period from January 1, 2013 to October 31, 2013. The costs of Jeff Edwards’ services were paid through the management agreements discussed above. For periods after November 1, 2013, Mr. Edwards’ salary and bonus will be included in administrative expenses. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.”

Amortization Expense. Amortization expense represents the decline in value over time of definite-lived intangible assets such as trademarks, trade names, customer lists and non-competition agreements obtained as a result of past acquisitions.

Impairment Expense. Impairment expense represents the difference in carrying value and fair value of an asset recognized during a period.

Other Operating Expense (Income). Other operating expense (income) includes a net gain on a litigation settlement and a gain from insurance proceeds.

Interest Expense, Net. Interest expense, net relates primarily to our interest expense on capital leases and our revolving lines of credit.

Gain on Extinguishment of Debt. Gain on extinguishment of debt represents the difference between the carrying amount of the extinguished debt and the fair value of equity provided to stockholders in exchange for that debt.

Other Expense (Income), Net. Other expense (income), net includes profit and losses related to and various miscellaneous non-operating expenses.

Income Taxes. Income taxes are recorded using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Discontinued Operations. Gain (loss) from discontinued operations represents the after tax gain or loss on the sale or closure of operations of our business and the after tax effect of the discontinued operations for all periods presented.

Accretion charges on Series A Redeemable Preferred Stock and Pre-Recapitalization Preferred Units. Accretion charges on Series A Redeemable Preferred Stock and Pre-Recapitalization Preferred Units represent the change in carrying value of such shares and units during the period as they are accreted from the initial carrying value at the date of issuance to the redemption value at the earliest redemption date.

Results of Operations

The following table sets forth our operating results for the periods indicated.

	Year ended December 31,		Six months ended June 30,		Nine months ended September 30,
	2011	2012	2012	2013	2012	2013
(in thousands)
Statement of operations information:
Net revenue	$238,447	$301,253	$129,548	$196,649	$209,855	$312,599
Cost of sales	181,221	227,210	97,574	148,120	157,616	234,121

Gross profit	57,226	74,043	31,974	48,529	52,239	78,478
Operating expenses
Selling	18,446	19,807	9,765	11,908	14,443	18,454
Administrative	45,678	56,333	28,056	32,300	41,274	49,183
Management fees, related parties	4,760	4,300	—	—	—	—
Gain on litigation settlement	—	(6,975)	—	—	—	—
Amortization	3,785	3,082	1,463	1,544	2,300	2,301
Impairment of intangibles	1,687	352	—	—	—	—
Other	—	(960)	(916)	—	(960)	—

Operating (loss) income	(17,130)	(1,896)	(6,394)	2,777	(4,818)	8,540
Other expense (income)
Interest expense	3,673	1,979	863	1,044	1,476	1,657
Interest expense, related parties	3,321	—	—	—	—	—
Gain on extinguishment of debt	(18,542)	—	—	—	—	—
Other	159	(136)	(149)	(164)	(135)	(24)

(Loss) income before income taxes	(5,741)	(3,739)	(7,108)	1,897	(6,159)	6,907
Income tax provision	1,449	555	589	704	510	2,646

Net (loss) income from continuing operations	(7,190)	(4,294)	(7,697)	1,193	(6,669)	4,261
Loss (income) from discontinued operations	2,455	(3,835)	320	773	530	960
Income tax (benefit) provision	(660)	1,447	(121)	(276)	(200)	(362)

Loss (income) from discontinued operations, net of tax	1,795	(2,388)	199	497	330	598

Net (loss) income	$(8,985)	$(1,906)	$(7,896)	$696	$(6,999)	$3,663

Accretion charges on Series A Redeemable Preferred Stock	(811)	(5,529)	(2,683)	(3,019)	(4,085)	(4,597)
Accretion charges on Pre-Recapitalization Preferred Units	(1,621)	—	—	—	—	—
Gain on extinguishment of Preferred Units	85,040	—	—	—	—	—

Net income (loss) attributable to common stockholders	$73,623	$(7,435)	$(10,579)	$(2,323)	$(11,084)	$(934)

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Net Revenue

For the nine months ended September 30, 2013, net revenue increased $102.7 million, or 49.0%, to $312.6 million from $209.9 million during the nine months ended September 30, 2012. The increase in net revenue included revenue from acquisitions of $40.3 million. Of the remaining $62.4 million increase in net revenue, approximately $48.3 million, or 47.0% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. The remaining increase in net revenue of approximately $14.2 million, or 13.8% of the increase, resulted from a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these, no one factor was more significant than any other. For the nine months ended September 30, 2013, approximately 25% of the increase in our net revenue was generated by 14% of our branches with approximately 50% of our branches, including acquired branches, accounting for 53% of the increase.

Cost of sales

For the nine months ended September 30, 2013, cost of sales increased $76.5 million, or 48.5%, to $234.1 million from $157.6 million during the nine months ended September 30, 2012. The increase in cost of sales included increases from acquired businesses of approximately $31.1 million. Of the remaining $45.4 million in increases, approximately $36.3 million, or 47.5% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. Additionally, cost of sales increased $8.7 million, or 11.4% of the increase, as a result of a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these items, no one was more significant than the other. Depreciation expense increased $2.3 million as a result of increased investment in vehicles and equipment to support our growth. This increase was partially offset by $1.9 million in improved leverage of our branch cost structures.

Operating expenses

Selling

For the nine months ended September 30, 2013, selling expenses increased $4.0 million, or 27.8%, to $18.5 million from $14.4 million for the nine months ended September 30, 2012. This increase was primarily due to increases in wages and commissions of $1.0 million and $3.0 million, respectively, to support increased sales. However, selling expenses declined by 1.0% as a percentage of net revenue for the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, as a result of reduced advertising expense and wages as a percentage of net revenue.

Administrative

For the nine months ended September 30, 2013, administrative expenses increased $7.9 million, or 19.2%, to $49.2 million from $41.3 million for the nine months ended September 30, 2012. During the nine months ended September 30, 2012, we recorded a $4.6 million non-cash compensation charge. There was no similar expense for the nine months ended September 30, 2013. Excluding non-cash compensation, administrative expenses increased $12.5 million, a 34.1% increase. The increase was driven primarily by increases in wages and benefits of $7.8 million and facility costs of $1.2 million attributable to acquisitions and our organic growth, along with a $3.5 million increase in other administrative costs that includes items such as liability insurance, telephone expenses, travel expenses and accounting and consulting fees. Despite these increases, administrative expenses declined on an overall basis as a percentage of net revenue from 17.5% to 15.7%, after adjusting for the impact of the non-cash compensation expense, due to operating efficiencies from higher sales.

Amortization

Amortization expense was relatively flat for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 at $2.3 million.

Other

For the nine months ended September 30, 2012, other income was comprised of a $1.0 million gain associated with insurance claims for a fire that occurred at one of our branches.

Other expense (income)

Interest expense

For the nine months ended September 30, 2013, interest expense was $1.7 million, compared to $1.5 million for the nine months ended September 30, 2012. This increase was a result of higher average outstanding borrowings under our existing credit facility to support working capital growth required to support our increased net revenue.

Other

Other income was relatively flat for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 at $0.1 million.

Income tax provision

For the nine months ended September 30, 2013, income tax expense increased $2.1 million to $2.6 million from $0.5 million for the nine months ended September 30, 2012. This increase resulted from the significant increase in income from continuing operations and the impact of the $4.6 million in non-deductible stock-based compensation in the nine months ended September 30, 2012.

Loss from discontinued operations

For the nine months ended September 30, 2013 and the nine months ended September 30, 2012, we elected to discontinue certain locations as the result of underperforming markets. For the nine months ended September 30, 2013, we had a loss from discontinued operations of $0.6 million compared to a loss from discontinued operations of $0.3 million for the nine months ended September 30, 2012.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Net revenue

For the six months ended June 30, 2013, net revenue increased $67.1 million, or 51.8%, to $196.6 million from $129.5 million during the six months ended June 30, 2012. The increase in net revenue included revenue from acquisitions of $27.1 million. Of the remaining $40.0 million increase in net revenue, approximately $33.1 million, or 49.3% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. The remaining increase in net revenue of approximately $6.9 million, or 10.3% of the increase, resulted from a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these, no one factor was more significant than any other. For the six months ended June 30, 2013, approximately 25% of the increase in our net revenue was generated by 12% of our branches with approximately 50% of our branches, including acquired branches, accounting for 54% of the increase.

Cost of sales

For the six months ended June 30, 2013, cost of sales increased $50.5 million, or 51.8%, to $148.1 million from $97.6 million during the six months ended June 30, 2012. For the six months ended June 30, 2013, cost of sales increased $50.5 million, or 51.8%, to $148.1 million from $97.6 million during the six months ended June 30, 2012. The increase in cost of sales included increases from acquired businesses of approximately $20.7 million. Of the remaining $29.8 million in increases, approximately $24.9 million, or 49.3% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. Additionally, cost of sales increased $4.5 million, or 8.9% of the increase, as a result of a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these items, no one was more significant than the other. Depreciation expense increased $1.3 million as a result of increased investment in vehicles and equipment to support our growth. This increase was partially offset by $0.8 million in improved leverage of our branch cost structures.

Operating expenses

Selling

For the six months ended June 30, 2013, selling expenses increased $2.1 million, or 21.9%, to $11.9 million from $9.8 million for the six months ended June 30, 2012. This increase was primarily due to increases in wages and commissions of $0.8 million and $1.6 million, respectively, to support increased sales. These increases were offset by a $0.3 million decrease in advertising expense and other miscellaneous selling expenses. Selling expenses declined by 1.5% as a percentage of net revenue for the six months ended June 30, 2013, as compared to the six months ended June 30, 2012, as a result of reduced advertising expense and wages as a percentage of net revenue.

Administrative

For the six months ended June 30, 2013, administrative expenses increased $4.2 million, or 15.1%, to $32.3 million from $28.1 million for the six months ended June 30, 2012. During the first six months ended June 30, 2012 we recorded a $4.6 million non-cash compensation charge. There was no similar expense for the six months ended June 30, 2013. Excluding non-cash compensation, administrative expenses increased $8.8 million, a 37.6% increase. The increase was driven primarily by an increase in wages and benefits of $5.3 million and facility costs of $0.9 million attributable to acquisitions and our organic growth, along with a $2.6 million increase in miscellaneous other administrative costs including liability insurance, telephone expenses, travel expenses and accounting and consulting fees. Despite these increases, administrative expenses declined on an overall basis as a percentage of net revenue from 18.1% and 16.4%, after adjusting for the impact of the non-cash compensation expense, due to operating efficiencies from higher sales.

Amortization

Amortization expense was relatively flat for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, at $1.5 million.

Other

For the six months ended June 30, 2012, other income was comprised primarily of a $0.9 million gain associated with insurance claims for a fire that occurred at one of our branches.

Other expense (income)

Interest expense

For the six months ended June 30, 2013, interest expense was $1.0 million, compared to $0.9 million for the six months ended June 30, 2012. This increase was a result of higher average outstanding borrowings under our existing credit facility to support working capital growth required to support our increased net revenue.

Other

For the six months ended June 30, 2013, other income increased to $0.2 million compared to $0.1 million for the six months ended June 30, 2012.

Income tax provision

For the six months ended June 30, 2013, income tax expense increased $0.1 million to $0.7 million from $0.6 million for the six months ended June 30, 2012.

Loss from discontinued operations, net

For the six months ended June 30, 2013, we had a loss from discontinued operations of $0.5 million compared to a loss from discontinued operations of $0.2 million for the six months ended June 30, 2012 due to the closure of locations in certain underperforming markets.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net revenue

For the year ended December 31, 2012, net revenue increased $62.8 million, or 26.3%, to $301.3 million from $238.4 million during the year ended December 31, 2011. The increase in net revenue included revenue from acquisitions of approximately $14.0 million. Of the remaining $48.8 million increase in net revenue, approximately

$37.1 million, or 59.1% of the increase, was predominantly attributable to growth in the number of completed jobs in the residential new construction end market. The remaining increase in net revenue of approximately $11.7 million, or 18.6% of the increase, resulted from a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these, no one factor was more significant than any other. For the year ended December 31, 2012, approximately 25% of the increase in our net revenue was generated by 6% of our branches with approximately 50% of our branches, including acquired branches, accounting for 82% of the increase.

Cost of sales

For the year ended December 31, 2012, cost of sales increased $46.0 million, or 25.4%, to $227.2 million from $181.2 million during the year ended December 31, 2011. The increase in cost of sales included increases from acquired businesses of approximately $10.0 million. Of the remaining $36.0 million in increases, approximately $28.2 million, or 61.3% of the increase, was predominantly attributable to increased growth in the number of completed jobs in the residential new construction end market. Additionally, cost of sales increased $9.9 million, or 21.5% of the increase, as a result of a variety of factors including customer and product mix, market pricing variations and insulation volumes driven by building code requirements. Of these items, no one was more significant than the other. Improved leverage of our branch cost structures resulted in cost of sales improvement of approximately $2.1 million.

Operating expenses

Selling

For the year ended December 31, 2012, selling expenses increased $1.4 million, or 7.4%, to $19.8 million from $18.4 million for the year ended December 31, 2011. This increase was due to increases in wages and commissions of $0.6 million and $2.3 million, respectively, to support higher sales and was offset by a reduction in bad debt expense of approximately $1.7 million. Selling expenses declined by 1.2% as a percentage of net revenue for the year ended December 31, 2012 as compared to the year ended December 31, 2011, as a result of bad debt expense and wages comprising a lower percentage of net revenue.

Administrative

For the year ended December 31, 2012, administrative expenses increased $10.7 million, or 23.3%, to $56.3 million from $45.7 million for the year ended December 31, 2011. During the years ended December 31, 2012 and December 31, 2011, we recorded a $4.7 million and $0.8 million non-cash compensation charge, respectively. Excluding non-cash compensation, administrative expenses increased $6.8 million, or 15.1%, which was due to increased wages and benefits costs of $6.9 million and facility costs of $0.6 million, along with a decrease in other administrative expenses of approximately $0.7 million. A decrease of Recapitalization transaction fees of $2.7 million incurred in 2011 was offset by increased costs in general liability insurance, travel and other office and facility expenses.

Management fees, related parties

For the year ended December 31, 2012, management fee expenses decreased $0.5 million, or 9.7%, to $4.3 million from $4.8 million for the year ended December 31, 2011. For the year ended December 31, 2011, management fees represented amounts charged to us by IBP Holding Company, one of our indirect stockholders and a related party, for corporate office personnel expenses under agreements originally entered into in March 2004 and October 2007. These agreements terminated and the associated fees were no longer charged to us beginning in January 2012 as a result of our Recapitalization. For the year ended December 31, 2012, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) pursuant to an agreement dated December 18, 2012, which was terminated on November 22, 2013. No similar fees were charged during 2013, and we do not expect to incur management fees going forward. Prior to November 1, 2013, Jeff Edwards served as a consultant and non-employee officer to us.

As such, he did not receive salary or bonus for 2012. The costs of Jeff Edwards’ services were paid through the management agreements. See the sections of this prospectus captioned “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions—Management Agreements.”

Gain on litigation settlement

For the year ended December 31, 2012, a net gain on a litigation settlement of $7.0 million was recognized due to the settlement in 2012 of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers.

Amortization

For the year ended December 31, 2012, amortization expense decreased by $0.7 million, or 18.6%, to $3.1 million from $3.8 million during the year ended December 31, 2011. The decrease period-over-period was driven by intangible asset impairments recorded during 2011 in the amount of $1.7 million, which brought down the total gross intangible asset value thus reducing amortization on a going-forward basis.

Impairment of intangibles

For the year ended December 31, 2012, impairment of intangibles decreased by $1.3 million, or 79.1%, to $0.4 million from $1.7 million during the year ended December 31, 2011. The decrease period-over-period resulted from an impairment charge in 2011 related to the impairment of certain customer relationships and trademark and trade name intangible assets.

Other

For the year ended December 31, 2012, other income was comprised primarily of a $1.0 million gain associated with insurance claims for a fire that occurred at one of our branches.

Other expense (income)

Interest expense

For the year ended December 31, 2012, interest expense was $2.0 million, compared to $3.7 million for the year ended December 31, 2011. This decrease of $1.7 million was a result of lower average outstanding borrowings under our existing credit facility combined with lower average borrowing rates. For the year ended December 31, 2012, we recorded no related-party interest expense, compared to $3.3 million for the year ended December 31, 2011. This decrease was the result of the extinguishment of related-party debt in 2011 in connection with our Recapitalization. Refer to “—Our Recapitalization” and Note 1 to our audited consolidated financial statements for the year ended December 31, 2012 for further discussion.

Gain on extinguishment of debt

For the year ended December 31, 2011, gain on extinguishment of debt was $18.5 million related to the extinguishment of debt associated with our Recapitalization. In connection with our Recapitalization, we entered into a series of transactions through which the majority of our then-outstanding debt was cancelled or forgiven. The $18.5 million gain represents the difference in the carrying amount of debt and the fair value of the debt recognized. Refer to “—Our Recapitalization” and Note 1 to our audited consolidated financial statements for the year ended December 31, 2012 for further discussion.

Other

For the year ended December 31, 2012, other income was $0.1 million compared to other expense of $0.2 million for the year ended December 31, 2011.

Income tax provision

In 2011, we recorded an income tax provision of $1.4 million on our loss from continuing operations of $5.7 million, or an effective rate of (25.2%). The 2011 provision was primarily driven by the impact of the Recapitalization, as well as the recognition of non-deductible losses recorded in 2011. In 2012, we recorded an income tax provision of $0.6 million on our loss from continuing operations of $3.7 million, or an effective rate of (14.8%). The 2012 provision was primarily driven by the impact of non-deductible stock compensation recorded in 2012, and to a lesser extent an increase of our valuation allowance on net operating losses.

Loss from discontinued operations, net

For the year ended December 31, 2012, we had income from discontinued operations of $2.4 million compared to a loss from discontinued operations of $1.8 million for the year ended December 31, 2011. During the year ended December 31, 2012, we discontinued an operation that was used for regrinding materials to produce loosefill insulation. Substantially all materials subject to regrinding in this operation were provided by a single supplier. The contract under which the materials were obtained was terminated during 2012. As a result, the associated operation was discontinued. A gain of $4.5 million was recorded as a result of the cancelled supplier contract. During the year ended December 31, 2011, we elected to discontinue locations in certain underperforming markets.

Liquidity and Capital Resources

Our primary capital requirements are to fund working capital needs, operating expenses, acquisitions and capital expenditures and meet required interest payments. Since 2011, our capital resources have primarily consisted of cash and borrowings under our revolving credit facility.

The residential construction industry, and therefore our business, experienced a significant downturn that started in 2006. However, beginning in 2012, we saw the first meaningful increase in housing completions since the downturn began. While we have experienced improved profitability and liquidity through the first nine months of 2013, we have invested significantly in working capital due to our increased sales, supported primarily by our existing credit facility. Additionally, we have utilized capitalized leases to finance an increase in the number of our vehicles.

As of September 30, 2013, we had $5.3 million in cash and $19.0 million of unused borrowing capacity under our existing credit facility. In addition to cash, we had restricted cash of $1.7 million as of September 30, 2013, which is a contractually required component of our self-insured retention (“SIR”) general liability insurance policy and our high-deductible workers’ compensation insurance policies to ensure payment under these programs.

We believe that our cash flows from operations, combined with our current cash levels and available borrowing capacity, will be adequate to support our ongoing operations and to fund our debt service requirements, capital expenditures and working capital for at least the next 12 months.

Historical cash flow information

Working capital

We carefully manage our working capital and operating expenses. As of September 30, 2013 and December 31, 2012, our working capital was 8.7% and 7.6% of net revenue, respectively. While we continue to look for opportunities to reduce our working capital as a percentage of net revenue, we may decide in the future to negotiate additional discounted payment terms with our vendors. While this would reduce our cost of sales, it would decrease our cash flow from operations.

Working capital was $27.2 million as of September 30, 2013, $29.5 million as of June 30, 2013, and $23.0 million and $18.4 million as of December 31, 2012 and 2011, respectively.

The increase in accounts receivable, net, of $14.1 million as of September 30, 2013 as compared to December 31, 2012, is primarily a result of higher net revenue and seasonal increases that are typical following the winter months. Accounts receivable, net, increased $11.9 million as of December 31, 2012 as compared to December 31, 2011, primarily as a result of increased net revenue. Days sales outstanding as of September 30, 2013 and December 31, 2012 and 2011 were approximately 53.0, 55.9, and 52.6 days, respectively. Although days sales outstanding has remained relatively constant, the fluctuation in days sales outstanding is impacted by increases or decreases in the accounts receivable balance as compared to net revenue for the same period.

The increase in inventory, net, of $2.8 million as of September 30, 2013 as compared to December 31, 2012, is primarily a result of higher net revenue and seasonal increases that are typical following the winter months. Inventories, net, increased $4.4 million as of December 31, 2012 as compared to December 31, 2011, primarily due to increased net revenue to meet increased demand. Inventory turns September 30, 2013 and December 31, 2012 and 2011 were approximately 16.0, 18.0 and 19.3, respectively. Fluctuations in inventory turns are primarily a result of the seasonal increases in inventory during the winter months.

Other current assets increased $0.7 million to $6.1 million as of September 30, 2013 as compared to December 31, 2012 primarily due to an increase in material rebates receivables associated with higher material purchases to support higher sales. Other current assets increased $1.8 million or 51.2% as of December 31, 2012 as compared to December 31, 2011, primarily due to an increase in material rebates receivables.

Accounts payable increased $8.9 million as of September 30, 2013 as compared to December 31, 2012, and increased $9.6 million as of December 31, 2012 as compared to December 31, 2011, in each case, primarily as a result of changes in the volume of inventory purchases due to higher net revenue leading up to each balance sheet date.

Accrued liabilities increased $3.5 million as of September 30, 2013 as compared to December 31, 2012, and increased $0.6 million as of December 31, 2012 as compared to December 31, 2011, in each case, primarily due to increases in operating expenses required to support the increasing level of net revenue.

Cash flow from operating activities

Net cash provided by operating activities was $2.6 million for the nine months ended September 30, 2013 as compared to net cash used in operating activities of $2.2 million for the nine months ended September 30, 2012. This increase in cash flow was due primarily to an increase in net income discussed above.

Net cash used in operating activities was $7.6 million for the six months ended June 30, 2013 as compared to net cash used in operating activities of $2.7 million for the six months ended June 30, 2012. This decrease in cash flow was attributable to the increase in net income of $8.6 million, offset by a decrease in adjustments to net income of $3.9 million, which was primarily related to an adjustment for non-cash stock compensation of $4.6 million during the six months ended June 30, 2012. Additionally, the decrease in the change in current assets and liabilities of $12.3 million primarily related to an increase in accounts receivable of $7.2 million and tax payments of $5.1 million during the period.

Net cash provided by operating activities was $4.6 million for the year ended December 31, 2012 as compared to net cash used in operating activities of $12.8 million for the year ended December 31, 2011. This increase in cash flow was attributable to the decrease in net loss of $7.1 million and an increase in adjustments to net loss of $16.8 million, which was primarily due to the gain on extinguishment of debt of $18.5 million that occurred in 2011. This increase was offset by a decrease in the change in current assets and liabilities of $6.5 million, which primarily related to a decrease in accounts receivable of $1.3 million and an increase in other liabilities of $4.1 million.

Cash flows from investing activities

Net cash used in investing activities was $1.6 million for the nine months ended September 30, 2013 as compared to $0.1 million for the nine months ended September 30, 2012. This decrease in cash flow was primarily the result of an increase of $0.7 million in property and equipment purchases during the nine months ended September 30, 2013. In addition cash payments of $0.7 million were made for business combinations during the nine months ended September 30, 2013 as opposed to receipt of cash of $0.3 million through business combinations made during the nine months ended September 30, 2012.

Net cash used in investing activities was $1.0 million for the six months ended June 30, 2013 as compared to net cash provided by investing activities of $0.3 million for the six months ended June 30, 2012. The decrease in cash flow was primarily the result of an increase of $0.6 million in property and equipment purchased during the six months ended June 30, 2013 in addition to cash payments of $0.7 million for business combinations made during the period. No business combinations occurred during the six months ended June 30, 2012.

Net cash used in investing activities was $2.7 million for the year ended December 31, 2012 as compared to net cash provided by investing activities was $0.2 million for the year ended December 31, 2011. The decrease in cash flow was primarily the result of an increase of $1.9 million in property and equipment purchased during the year ended December 31, 2012 in addition to cash payments of $0.8 million for business combinations made during the period. No business combinations occurred during the year ended December 31, 2011.

Cash flows from financing activities

Net cash provided by financing activities was $0.3 million for the nine months ended September 30, 2013 as compared to $5.4 million for the nine months ended September 30, 2012. The decrease in cash flow was the result of an increase of $2.7 million in principal payments on capital leases and increased payments for deferred offering costs of $1.1 million during the nine months ended September 30, 2013.

Net cash provided by financing activities was $8.6 million for the six months ended June 30, 2013 as compared to $4.2 million for the six months ended June 30, 2012. The increase in cash flow was the result of an increase of $6.3 million in borrowings under the revolving line of credit, offset by an increase of $1.6 million in principal payments on capital leases.

Net cash used in financing activities was $0.5 million for the year ended December 31, 2012 as compared to net cash provided by financing activities of $11.9 million for the year ended December 31, 2011. The decrease in cash flow was the result of a decrease of $10.1 million in capital contributions and a decrease of $11.8 million in net proceeds from all lines of credit. These factors were offset by a decrease of $9.4 million in principal payments on long-term debt during the year ended December 31, 2012.

Capital expenditures

Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. Historically, capital expenditures have remained steady in comparison to the operating cash flows generated during the corresponding periods. We expect our 2013 capital expenditures to be approximately $18 to $20 million (including new capital lease obligations) primarily related to purchases of vehicles and various equipment to support our operations and increased net revenue.

Revolving credit facility

We entered into the existing credit facility on November 4, 2011 with Bank of America, N.A. Concurrent with the completion of this offering, we intend to enter into a five-year senior unsecured revolving credit facility with Key Bank National Association, which will replace our existing credit facility. In this prospectus, we refer to our new credit facility and our existing credit facility as our revolving credit facility.

Under the existing credit facility, our line of credit has a maximum limit of $50.0 million. Amounts outstanding under the existing credit facility are due May 4, 2016 with interest at the greater of 1) the Eurodollar rate, or the London Interbank Offered Rate, or LIBOR, or 2) the alternate base rate, which approximates the prime rate, plus a margin based on the type of rate applied. As of September 30, 2013, we had $23.7 million outstanding under our existing credit facility at 1-month LIBOR including margin (2.25% to 3.75%) and $0.7 million outstanding at the prime rate including margin (4.25%).

Our existing credit facility permits borrowings based on a stated percentage of eligible accounts receivable and inventories. We are required to pay a monthly fee of 0.375% per annum on the average unused commitment under our existing credit facility. Borrowings outstanding under our existing credit facility are collateralized by a first priority lien on all assets, including, but not limited to, all real estate, property, equipment, receivables and inventories. In addition, the borrowing base under our existing credit facility may be reduced by the sum of letter of credit obligations, inventory reserves and reserves relating to claims that may be reasonably expected to be asserted against the collateral securing such credit facility, among other specified amounts. Our existing credit facility also contains various customary restrictive non-financial covenants and a change in control and event of default provision.

Our existing credit facility also allows us to issue letters of credit not to exceed $10.0 million in the aggregate. To support our insurance programs, we had $7.3 million of letters of credit outstanding as of September 30, 2013.

We expect our new credit facility to consist of a $50.0 million revolving line of credit, including a $10.0 million sublimit for the issuance of standby letters of credit and a $5.0 million sublimit for swing line loans. We expect to have the ability to increase the revolving credit line by an aggregate amount of up to $25.0 million, subject to the satisfaction of certain conditions precedent, including that at the time of such request for increased commitments no default or event of default shall have occurred and be continuing under the new credit facility, that we be in compliance on a pro forma basis with the financial covenants of the new credit facility and the consent of any lenders who are providing increased commitments. We expect to be able to voluntarily prepay all or any part of the new credit facility without premium, subject to concurrent payments of any applicable LIBOR or interest rate breakage costs. We expect amounts borrowed under the new credit facility to bear interest at a rate based on LIBOR, plus a margin ranging from 1.50% to 2.75%, or at the then current base rate plus a margin ranging from 0.50% to 1.75%, as we may elect and depending on the type of loan. We will also be required to pay a commitment fee, due quarterly in arrears, based on the average unused amount under our new credit facility.

Our new credit facility will be guaranteed by our existing and future direct and indirect material subsidiaries, except to the extent such guaranty would cause materially negative tax implications.

Under the proposed terms of the new credit facility, borrowings will be subject to a negative pledge on our assets and the assets of each of the guarantors under the facility, provided that the facility will automatically become secured by a first priority lien on our assets and the assets of our guarantors, and a first priority lien on the capital stock and other equity interests of our and our guarantors’ current and future subsidiaries, if our leverage ratio exceeds 2.0x for two consecutive fiscal quarters.

We expect the new credit facility to require that we satisfy a fixed charge coverage ratio, a leverage ratio, and minimum EBITDA test, and to contain customary representations and warranties and affirmative and negative covenants, including financial reporting requirements and covenants limiting our indebtedness, investments, liens, restricted payments (including restrictions on dividend payments), asset sales, affiliate transactions, restrictive agreements, equity issuances by subsidiaries, leases and acquisitions. With respect to restrictions on acquisitions, we expect certain acquisitions to be permitted if our pro forma leverage ratio is less than 2.25x and pro forma availability under the new credit facility is at least $10.0 million.

Letters of Credit and Bonds

We use letters of credit to secure our performance under our general liability and workers compensation insurance programs. Our workers compensation insurance program is considered a high deductible program whereby we are responsible for the cost of claims under $0.5 million. If we do not pay these claims, our insurance carriers are required to make these payments to the claimants on our behalf. Our general liability insurance program has an SIR of $0.35 million whereby we are responsible for all claims below the SIR, and the insurance company only has liability above the SIR. As of September 30, 2013, we had $7.3 million of outstanding letters of credit and $1.7 million in cash securing our performance under these insurance programs. We occasionally use performance bonds to ensure completion of our work on certain larger customer contracts that can span multiple accounting periods. As of September 30, 2013, we had approximately 15 performance bonds outstanding, totaling $2.0 million. Performance bonds generally do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. As of September 30, 2013, we had approximately 155 permit and license bonds outstanding, totaling $3.0 million. Permit and license bonds are typically issued for one year and are required by certain municipalities when we obtain licenses and permits to perform work in their jurisdictions.

Contractual Obligations

In the table below, we set forth our enforceable and legally binding obligations as of December 31, 2012. Some of the amounts included in the table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. The figures in the table below do not reflect the anticipated proceeds of this offering and the application thereof.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$19,303	$1,554	$382	$17,367	$—
Capital lease obligations (2)	13,803	4,546	6,567	2,690	—
Operating lease obligations (3)	17,090	4,803	6,044	2,654	3,589
Purchase obligations (4)	80,363	23,873	47,596	8,894	—

(1)	Long-term debt obligations include estimated interest payments. In determining estimated interest payments, we utilize the current market rate. Additionally, our estimated interest payments have been calculated assuming that our debt balance as of December 31, 2012 remains outstanding in line with the above-disclosed payment schedule. Long-term debt obligations include amounts outstanding under our existing credit facility, which will be repaid in full with the proceeds from this offering. Following completion of this offering, we will enter into the new credit facility. See “—Liquidity and Capital Resources—Revolving Credit Facility.”
(2)	We maintain a fleet of production vehicles under a capital lease structure. The leases expire on various dates through December 2017. We anticipate continuing the leasing of production vehicles to include new vehicles to support the increasing number of installation jobs in our business as well as to replace aging vehicles. We lease certain facilities, vehicles and equipment under operating lease agreements, including, but not limited to, corporate offices, branch locations and various office and operating equipment. Capital lease obligations, as disclosed above, include estimated interest expense payments. In determining expected interest expense payments, we utilize the current market rate.
(3)	We lease certain locations, vehicles and equipment under operating lease agreements, including, but not limited to, corporate offices, branch locations and various office and operating equipment. In some instances, these location lease agreements exist with related parties. See “Certain Relationships and Related-Party Transactions—Real Property Leases.”
(4)	We entered into two supply contracts with minimum purchase requirements at market rates. The amounts in the above table represent our best estimate as to the prices that will be payable for the minimum volume of purchases that must be made under the contracts. Similar commitments existed in 2012 and were fully met. We expect to exceed our minimum requirements under these agreements in 2013.

Off-Balance Sheet Arrangements

As of September 30, 2013 and December 31, 2012 and 2011, other than operating leases and purchase obligations described above, letters of credit issued under our existing credit facility and performance and license bonds, we had no material off-balance sheet arrangements with unconsolidated entities.

INFLATION

Our performance is dependent to a significant extent upon the levels of U.S. residential new construction spending, which is affected by factors such as interest rates, inflation, consumer confidence and unemployment. We do not believe that inflation has had a material impact on our business, financial condition or results of operations during the past two fiscal years.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported using different assumptions or under different conditions. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. We provide discussion of our more significant accounting policies, estimates and judgments used in preparation of our consolidated financial statements below.

Revenue Recognition

Revenue from the sale and installation of products is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) the ability to collect is reasonably assured. Revenue from the sale and installation of products is recognized at the time the installation is complete.

Goodwill

Goodwill results from business combinations and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets.

Goodwill is assigned to and tested for impairment at a reporting unit level. We have one operating segment and our branches meet the definition of components as they are businesses for which discrete financial information is available and whose operating results are reviewed by management. In accordance with the guidance outlined in Accounting Standards Codification, or ASC, 350-20, our components qualify to be aggregated into one reporting unit for goodwill impairment testing purposes.

Annually, or if conditions indicate an earlier review is necessary, we assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount and if it is necessary to perform the quantitative two-step goodwill impairment test.

At December 31, 2011 and 2012, our measurement dates, we performed a step one analysis and compared the carrying value of the reporting unit to an estimate of the reporting unit’s fair value to identify potential impairment. There was no goodwill impairment in either 2011 or 2012. The estimated fair value of the reporting unit was substantially in excess of the carrying value at December 31, 2012.

The estimate of the reporting unit’s fair value is determined by weighting a discounted cash flow model and a market-related model. The estimate of the reporting unit’s fair value involves significant unobservable inputs (Level 3). These Level 3 inputs are primarily our forecasts utilized in the discounted cash flow model and our determination of the weight applied to each of the aforementioned models. Our forecasts include current and projected future levels of cash flow based on management’s plans, business trends, prospects, market and economic conditions and market-participant considerations. Our forecasts are based upon the best information available at the measurement date; however, actual results may vary from the forecasts and thus the forecasts represent a Level 3 input. We take our forecasts and apply a discount rate commensurate with our capital structure and the cost of capital of comparable market participants, giving appropriate consideration to the prevailing borrowing rates within our industry, to arrive at our discounted cash flow model. We elected to weight the discounted cash flow model and market related model, placing more weight on the discounted cash flow model. We believe the discounted cash flow approach more appropriately captures the specific growth and risk profile of the reporting unit, whereas the market approach requires a qualitative assessment of the reporting unit’s risk profile and growth prospects compared to reasonably similar publicly-traded companies. In periods where both models produce significantly equivalent results we may elect to use the results of the discounted cash flow model only.

If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed to determine the amount of the potential goodwill impairment. If impaired, goodwill is written down to its estimated implied fair value.

Taxes

We account for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of our assets and liabilities.

Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, the ability to produce future taxable income, tax planning strategies available and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions, including the amount of future federal and state pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize tax liabilities for uncertain tax positions and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in the United States which includes numerous state and local jurisdictions. Significant judgments and estimates are required in determining the income tax expense.

Stock-based compensation

We estimate the value of stock-based awards on the date granted and each subsequent balance sheet date for liability awards. The Employee Puts are deemed to be liability-classified instruments that are directly associated with the awards. As such, both the awards and the Employee Puts are accounted for as liability-classified instruments as of the issuance date of the Employee Put. During the period for which the Employee Puts are exercisable, both the Employee Puts and the associated awards are remeasured to fair value each reporting period. In the absence of a publicly traded market, the fair market value of the put options and underlying shares are estimated primarily using discounted cash flow and, secondarily, other market-related models using current industry trends. In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. The adjustment to the carrying value is based upon an equity rate of return for a public company in our industry with similar financial trends and characteristics. The determined fair value of our common stock is used to determine the value of the membership interest units based on their ownership interest. The membership interest units and related put options are recorded at fair value as compensation expense.

Recent Accounting Pronouncements

Fair Value Measurement: In May 2011, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS, or ASU 2011-04. The amendments in this ASU are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards, or IFRS. The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. We adopted the provisions of ASU 2011-04 on January 1, 2012. The adoption did not have an impact on our financial position or results of operations.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Selected Financials and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including a requirement to have only two years of audited financial statements, two years of related selected financial data and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure as well as reduced disclosure about executive compensation arrangements. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced burdens.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Quantitative and Qualitative Disclosure on Market Risks

We are exposed to market risks related to fluctuations in interest rates on our outstanding variable rate debt. As of December 31, 2012, we had approximately $18 million outstanding under our existing credit facility and approximately $12 million outstanding under various capital leases. A hypothetical one percentage point increase (decrease) in interest rates on our variable rate debt would increase (decrease) our annual interest expense by approximately $0.3 million. Our new credit facility is also expected to include variable rate borrowings.

For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. We did not utilize swaps, forward or option contracts on interest rates or commodities, or other types of derivative financial instruments during 2012. We have not entered into and currently do not hold derivatives for trading or speculative purposes.

Our Business

OUR COMPANY

We are the second largest new residential insulation installer in the United States based on total U.S. housing completions, with a national platform consisting of over 100 locations serving customers in 44 states. We believe we have the number one or two market position for new single-family insulation installation in more than half of the markets in which we operate, based on permits issued in those markets. We also install complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors, which provide cross-selling opportunities. For the nine months ended September 30, 2013, we generated net revenue of $312.6 million, Adjusted EBITDA of $16.3 million and net income of $3.7 million. This represents a 49.0% increase in net revenue and a 3.1 times increase in Adjusted EBITDA as compared to the nine months ended September 30, 2012. Approximately 79% of our net revenue in the nine months ended September 30, 2013 was derived from sales to the U.S. residential new construction market.

Net Revenue for the nine-month period ended September 30, 2013

We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation. Installation of insulation, which includes air sealing, is a critical phase in the construction process, as certain interior work cannot begin until the insulation phase passes inspection. We benefit from our national scale, long-standing supplier relationships and a broad customer base that includes production and custom homebuilders, multi-family and commercial contractors, and homeowners. During each of the past five years, no single customer accounted for more than 3% of our net revenue.

Our business began in 1977 with one location in Columbus, Ohio. In the late 1990s, we began our acquisition strategy with the goal of creating a national platform. Since 1999, we have successfully completed and integrated over 90 acquisitions, which has allowed us to generate significant scale and to diversify our product offering while expanding into some of the most attractive housing markets in the United States. Over the past several years, our net revenue has increased at a faster rate than our operating expenses, resulting in an improved cost structure and more efficient and scalable operating model to improve our financial performance and returns on invested capital. We are well positioned to continue to grow our business through the ongoing housing recovery, market share gains and acquisitions. We estimate that we have grown our share of the U.S. residential new construction insulation installation market from approximately 5% as of December 31, 2005 to approximately 16% as of September 30, 2013, based on total U.S. housing completions.

INDUSTRY OVERVIEW AND TRENDS

Housing End Market. Our business is driven primarily by the U.S. residential new construction market. According to the U.S. Census Bureau, total housing starts averaged approximately 1.6 million per year from 1968 to 2006. From 2007 to 2012, housing starts averaged approximately 800,000 per year, reaching a low in 2009 of approximately 554,000. After remaining relatively flat in 2010 and 2011, the housing industry started to recover in 2012, with U.S. housing starts increasing to approximately 781,000, which was the highest level achieved since 2008.

Historical and Forecast U.S. Housing Starts

Source: U.S. Census Bureau for historical starts data; NAHB for starts forecasts.

We believe that a new home construction recovery is currently underway on a national basis, which is being driven by key macroeconomic factors, including improved consumer confidence, increasing household formation and attractive levels of new home affordability. According to the NAHB, housing starts are expected to grow by 18% in 2013 to reach 921,000, by 25% in 2014 to reach approximately 1.1 million and by 32% in 2015 to reach approximately 1.5 million. We continuously monitor housing market growth trends across the United States in order to allocate our resources to maximize operating efficiencies and assess geographic expansion opportunities.

Other End Markets. We also install building products, including insulation, for the commercial construction and repair and remodel end markets. The McGraw Hill 2013 Dodge Construction Outlook (third quarter update) forecasts a 5% year-over-year increase in square footage for commercial construction in 2013 and a 17% year-over-year increase in 2014. We also expect to experience an increase in repair and remodel activity as the overall housing market recovery progresses.

Insulation Market. We compete primarily in the U.S. residential new construction insulation installation market, which we believe exceeded $1.4 billion of sales in 2012 and $4.0 billion of sales in 2005. Sales in the U.S. residential new construction insulation installation market are tied to trends in the housing market. We estimate that the top three insulation installers comprise approximately half of the total market. The remainder of the market is highly fragmented and is comprised primarily of smaller, privately owned, local companies, many of which lack scale and have limited access to capital.

Insulation and energy efficiency standards. The amount of insulation in a new home is regulated by various building and energy codes, which establish minimum thermal and air sealing performance requirements. These codes are typically updated with more stringent requirements every three years. The most recent of these code enhancements to be adopted is the 2012 IECC. As of October 2013, seven states and an additional 44 local jurisdictions had adopted the 2012 IECC, and the U.S. Department of Energy projects that 18 states will have adopted standards at the 2012 IECC level or higher by 2015. We believe that new residential insulation demand will increase as a result of increased adoption of the 2012 IECC by states and municipalities.

Installation and homebuilders. Builders value the benefits of using a qualified and experienced installer. These benefits include expertise in installing insulation and other products, knowledge of local building codes, timely supply of materials to job sites and management of installer labor. According to the NAHB, insulation comprises 1.8% of the total construction cost of a typical single-family home.

OUR COMPETITIVE STRENGTHS

We believe we benefit from the following competitive strengths:

Local market leadership with national scale

•	We are the second largest new residential insulation installer in the United States based on total U.S. housing completions. We installed insulation in more than 70,000 homes in 2012 and operate in over 70% of the 50 largest housing markets across the United States, as measured by U.S. Census Bureau population estimates.

•	Our local branch operations have earned a reputation for timely and quality installations, positioning us, we believe, as the number one or number two insulation installer for new single-family insulation installation in more than half of the markets we serve, based on permits issued in those markets.

•	Our branches have expertise in local building codes and energy-efficient building practices, and strong working relationships with homebuilders and on-site construction managers.

•	Our regional managers, local branch managers and sales force have significant experience in the industry and have spent an average of more than 10 years with our operations.

Proven ability to gain market share

•	We estimate that we have increased our market share in the U.S. residential new construction insulation installation market from approximately 5% to approximately 16% from December 31, 2005 to September 30, 2013, based on total U.S. housing completions.

•	We have increased our net revenue divided by total U.S. housing completions by 180% from 2005 to 2012. During this period, the U.S. residential new construction insulation installation market decreased by 66% based on total U.S. housing completions. We believe that our net revenue performance has compared favorably to the market every year since 2005 as a result of our acquiring local installation operations, gaining market share organically, cross-selling complementary installation services and installing more insulation per home due to the adoption of more energy efficient building codes.

Net Revenue Divided by Total U.S. Housing Completions

Source: U.S. Census Bureau for housing completions data.

Proven track record of successful acquisitions

•	Since 1999, we have completed over 90 acquisitions.

•	We have a proven ability to identify operations that meet our disciplined acquisition criteria and to successfully integrate them to realize synergies within our scalable infrastructure.

•	Our ability to retain local employees, trademarks, trade names and long-term customers has been an important component of our successful acquisition strategy.

Highly efficient and scalable operating model

•	Our national platform and long-standing supplier relationships allow us to leverage economies of scale to deliver attractive margins.

•	Our web-based information system facilitates the complete proposal-to-collection process with a customizable platform that supports local market needs, while also enabling efficient centralized accounting and in-depth data analysis.

•	Our local branch operations benefit from dedicated corporate services related to purchasing, safety practices, claims and risk management, regulatory compliance and human resources support.

Highly experienced and incentivized management team

•	Our management team has led us through multiple housing industry cycles, providing valuable continuity and a demonstrated ability to improve operations and grow our business both organically and through acquisitions.

•	Each of our executive officers has more than 10 years of experience with us. They and our regional presidents average more than 20 years of experience in the building products and construction industries.

•	Our senior management team is highly incentivized to succeed. Jeff Edwards, our Chief Executive Officer and Chairman, and our directors and executive officers will beneficially own approximately % and %, respectively, of our common stock after this offering.

OUR GROWTH STRATEGY

Our objective is to leverage our competitive strengths to increase stockholder value through the following key strategies.

Capitalize on the new construction market recovery

•	Approximately 79% of our net revenue in the nine months ended September 30, 2013 was derived from sales to the U.S. residential new construction market. According to the NAHB, housing starts are expected to grow by approximately 25% in 2014 and approximately 32% in 2015.

•	We estimate that our current addressable market, measured by the total number of permits issued in the markets we serve, has grown from approximately 23% of total new U.S. residential building permits for the year ended December 31, 2005 to approximately 55% for the nine months ended September 30, 2013.

•	Our diversified customer base includes an attractive mix of production and custom homebuilders, ranging from national home builders to regional and local homebuilders as well as multi-family and commercial contractors, which we believe will enable us to grow through all stages of the housing recovery.

•	We will continue to emphasize sourcing direct from manufacturers, local pricing discipline and working capital management to maximize our operating leverage and improve our market position.

Continue to gain market share through organic growth

•	We believe we will continue to gain organic market share, aided by our national scale and local presence, quality service and ability to hire, train and retain installers.

•	We expect to continue to strengthen our leading national market position, as many of our competitors lack the access to capital required to keep pace with the U.S. housing market recovery.

•	We will continue to pursue cross-selling opportunities in garage doors, rain gutters, shower doors, closet shelving and mirrors and other complementary products. We estimate that our net revenue contributed by these products divided by total U.S. housing completions has grown from approximately $51 in 2005 to approximately $120 in 2012, a 135% increase.

Pursue value-enhancing strategic acquisitions

•	The highly fragmented nature of our industry allows for both geographic expansion and existing market tuck-in acquisitions.

•	We will continue to identify and pursue strategic acquisitions, based on our acquisition criteria that include local brand strength and quality of the local management and labor force.

•	We believe we will continue to achieve synergies from our acquisitions due to our national buying power, value-enhancing technology and proven operating platform.

Maximize benefits from energy efficiency standards and industry trends

•	We expect to increase our net revenue as building codes continue to require higher energy efficiency and homeowners become more focused on energy conservation.

•	A return to the historic mix of single-family and multi-family new home construction activity, as forecasted by the NAHB, is expected to further increase insulation demand.

•	Approximately 11% of our net revenue was derived from sales made to the commercial construction end market for the nine months ended September 30, 2013. According to the McGraw Hill 2013 Dodge Construction Outlook (third quarter update), square footage for commercial construction starts is expected to increase 5% year-over-year in 2013 and 17% year-over-year in 2014.

OUR OPERATIONS

We manage all aspects of the installation process for our customers, from our direct purchase and receipt of materials from national manufacturers, to our timely supply of materials to job sites and quality installation:

•	In each of our markets, our branch management and staff foster close working relationships with local customers.

•	Our branch management hires and trains installers with a focus on quality, safety and timely installation.

•	Our branch sales staff analyzes construction plans and measures the installation job to prepare customer proposals that comply with local building codes and energy efficiency standards and otherwise meet customer requirements.

•	Our branches order and receive delivery of materials direct from national manufacturers.

•	Our branches break bulk and load required materials onto our vehicles for each job, and manage installer schedules to ensure timely installation that meets our customer’s scheduling requirements.

•	For each phase of product installation, our installers prepare the job site, professionally install the materials to pass inspection, clean-up when the installation is complete and return unused materials to the branch.

Our Installation Process

Our customers generally select their building products installer based on quality and timeliness of service, knowledge of local building codes, pricing, relationships and reputation in the market. For these reasons, we emphasize the importance of developing and maintaining customer relationships at the local level and rely heavily on the knowledge and experience of our branch management and staff.

Once we are selected for an installation job, our branch staff coordinates with our customer to ensure that the job is completed in a quality manner and within the customer’s production schedule. Throughout the construction process, our branch sales and supervisory staff and installation teams, typically consisting of a senior installer and one or two other installers, make frequent site visits to ensure timely and proper installation and to provide general service support. We believe a high level of service is valued by our customers and generates customer loyalty. There are typically three phases to complete an insulation installation: (i) basement insulation installation; (ii) air sealing of the structure and installation of insulation in the exterior walls; and (iii) insulation for the ceiling and attic. We also assist the builders with coordinating inspection. In addition to visiting a job site during each of these three phases, we will return to a building site when we are selected to install other products such as garage doors, rain gutters, shower doors, closet shelving or mirrors. We believe that our ability to consistently complete our installations within a customer’s production schedule is recognized by our customers and is a key component of our high level of service.

Insulation

Overview

We are the second largest new residential insulation installer in the United States based on total U.S. housing completions. Insulation installation comprised approximately 74% of our net revenue for the nine-month period ended September 30, 2013. Approximately 79% of our net revenue for the nine-month period ended September 30, 2013 was derived from sales to the U.S. residential new construction market. We handle every stage of the installation process, including material procurement, project scheduling and logistics, multi-phase professional installation and field quality inspection.

Insulation Materials

We offer a wide range of insulation materials, including:

•	Fiberglass Insulation – Fiberglass insulation is made of fibrous glass that is held together by a thermoset resin creating insulating air pockets. It typically contains an average of 50% recycled content. It is available in two forms: batts (also referred to as blankets) and loosefill (also referred to as blown in). Fiberglass is the most widely used residential insulation material in the United States. Installations of fiberglass insulation accounted for approximately 85% of our insulation sales for the nine months ended September 30, 2013.

•	Spray Foam Insulation – Spray foam insulation is applied at a job site by mixing two chemical components together in specialized application equipment. It is generally polyurethane foam. While typically having the highest insulating and sealing effectiveness of all insulation materials that we offer, it is also typically the most expensive on an installed basis. Spray foam insulation accounted for approximately 10% of our insulation sales for the nine months ended September 30, 2013.

•	Cellulose Insulation – Cellulose insulation is made primarily of paper and cardboard and has a very high recycled content. Cellulose is only available in loosefill form and is blown into the structure with specialized equipment. Cellulose insulation accounted for approximately 5% of our insulation sales for the nine months ended September 30, 2013.

Insulation Installation Applications

Local building codes typically require insulation to be installed in multiple areas of a structure. Each of these areas is frequently referred to as a phase of the insulation installation process and requires a separate trip to the job site by our installers at different points in the construction of a structure. Building practice and the inspection process differ geographically and call for our involvement at different times during the construction process. We provide installation of insulation and sealant materials in all areas of a structure, which could include:

•	Building Envelope – We insulate the exterior walls of both residential and commercial structures by applying insulation on the wall or between the studs.

•	Attic – We insulate the attics of new and existing residential structures. The attic is the area where the most energy is lost in a home.

•	Basement and Crawl Space – These spaces typically account for the second most energy loss in a structure.

•	Acoustical – Many builder or architect specifications call for acoustical insulation for sound reduction purposes in both residential and commercial structures. This product is generally installed in the interior walls to isolate sound transmission.

In each of these applications, we typically use fiberglass batts, except in attic insulations where we typically install loosefill fiberglass.

Garage Doors

We install and service garage doors and openers in certain of our locations for residential and commercial new construction builders, homeowners and commercial customers. We offer a variety of options from some of the best-known garage door brands. We offer steel, aluminum, wood and vinyl garage doors as well as opener systems. Unlike the other products we install, the garage door business has an ongoing aftermarket service component. Garage door installations and service comprised approximately 8% of our net revenue for the nine months ended September 30, 2013.

Shower Doors, Shelving and Mirrors

Some of our locations install a variety of shower enclosures, ranging from basic sliding door designs to complex custom designs. We have the ability to meet our customers’ diverse needs by customizing shower enclosures by size and style according to their specifications, such as framing, hardware and glass options. We design and install closet shelving systems in select markets utilizing some of the highest quality products available from national brands. We also offer standard and custom designed mirrors for our customers. Shower doors, closet shelving and mirror installations comprised approximately 6% of our net revenue for the nine months ended September 30, 2013.

Rain Gutters

Some of our locations install a wide range of rain gutters, which direct water from a home’s roof away from the structure and foundation. Rain gutters are typically constructed from aluminum or copper and are available in a wide variety of colors, shapes and widths. They are generally fabricated and assembled on the job site using specialized equipment. The installation of rain gutters comprised approximately 6% of our net revenue for the nine months ended September 30, 2013.

Other Building Products

Some of our locations install pre-fabricated fireplaces, waterproofing and other complementary building products. Installation of other building products comprised approximately 6% of our net revenue for the nine months ended September 30, 2013.

Sales and Marketing

We seek to attract and retain customers through exceptional customer service, superior installation quality, broad service offerings and competitive pricing. Our strategy is centered on building and maintaining these strong customer relationships. We also capitalize on cross-selling opportunities from existing customer relationships and identifying situations where customers may benefit from more than one of our installation service offerings. By executing this strategy, we believe we can continue to generate incremental sales volumes with new and existing customers.

Experienced sales and service professionals are important to our customer growth and increasing our profitability. Retaining and motivating local employees has been an important component of our acquisition and operating strategies. As of September 30, 2013, we employed approximately 280 sales professionals and our sales force has spent an average of more than 10 years with our operations. The local sales staff, which is generally led by the branch manager, is responsible for maintaining relationships with our customers. These local teams work diligently to increase sales by supporting our existing customers with excellent service and value while also pursuing new customers with competitive offerings. In addition to the efforts of our sales staff, we market our product and service offerings on the Internet, in the local yellow pages and through advertisements in trade journals. We conduct substantially all of our marketing through local trademarks and trade names.

Quality Control and Safety

Our quality control process starts with the initial proposal. Our sales staff and managers are knowledgeable about our service offerings and scope of work. They are trained on the manufacturer’s guidelines as well as state and local building codes. Our quality control programs emphasize onsite inspections, training by manufacturers and various certification programs.

We consider risk management and safety to be a core business objective. Significant staffing, funding and other resources are allocated to our management systems that directly impact quality and safety for our employees and our customers. Our branch managers are held accountable for the safety of employees and quality of workmanship at their locations. We provide our employees with on-going training and development programs necessary to generate best in class work quality and safety performance.

CUSTOMERS

We serve a broad group of national, regional and local homebuilders, multi-family and commercial builders, individual homeowners and repair and remodeling contractors. Our top ten customers, which are a combination of national and regional builders, accounted for approximately 10.5% of net revenue for the year ended December 31, 2012. No single customer accounted for more than 3% of net revenue during the year ended December 31, 2012 or the nine months ended September 30, 2013.

BACKLOG

Due to our customers’ strict demand for timely installation of our products, our installation jobs are scheduled and completed within a short timeframe. We do not consider backlog material to our business.

SUPPLIERS

We have long-term relationships with many of our suppliers and have not experienced any significant disruption in the supply of any of the primary materials we purchase and install. As one of the largest purchasers of fiberglass and spray foam insulation in the United States, we maintain particularly strong relationships with the largest manufacturers of these insulation products. Additionally, the proximity of certain of our branch locations to insulation manufacturers’ facilities provides additional mutual benefits, including opportunities for cost savings and joint planning regarding future production. We also maintain good relationships with suppliers of the non-insulation products we install. We believe that the pricing, terms and rebates we receive from our suppliers, as well as supply assurance, are favorable. We have found that using multiple suppliers helps to ensure a stable source of materials and favorable purchasing terms as suppliers compete to gain and maintain our business. In addition, our national purchasing volumes provide leverage with suppliers. We will continue to pursue additional procurement cost savings and purchasing synergies.

SEASONALITY

We tend to have higher sales during the second half of the year as our homebuilder customers complete construction of homes placed under contract for sale in the traditionally stronger spring selling season. In addition, some of our larger branches operate in states more impacted by winter weather and as such experience a slowdown in construction activity during the first quarter of the calendar year. This winter slowdown contributes to traditionally lower sales in our first quarter.

The composition and level of our working capital typically change during periods of increasing sales as we carry more inventory and receivables, although this is generally offset in part by higher trade payables to our suppliers. Working capital levels typically increase in the summer and fall seasons due to higher sales during the peak of residential construction activity. The subsequent collection of receivables and reduction in inventory levels during the winter months has typically positively impacted cash flow. In the past, from time to time, we have utilized our borrowing availability under our credit facilities to cover short-term working capital needs.

COMPETITION

We believe that competition in our industry is based on quality and timeliness of service, knowledge of local building codes, pricing, relationships and reputation in the market. We are the second largest new residential installer of insulation in the United States based on total U.S. housing completions. The building products installation industry is highly fragmented. The markets for our non-insulation installation services are even more fragmented than the markets for insulation installation services. Our competitors include two other large national contractors, several large regional contractors and numerous local contractors. Some of our competitors have greater financial and other resources than we do. We believe we will continue to effectively compete in our local markets given our long standing customer relationships, access to capital, tenure and quality of local staff, quality installation reputation and competitive pricing.

EMPLOYEES

As of September 30, 2013, we had approximately 3,100 employees, consisting of approximately 2,200 installers, 280 sales professionals, 130 production personnel and 460 administrative and management personnel. Less than 20 of our employees are covered under collective bargaining agreements. We have never experienced a work stoppage or strike and we believe that we have good relations with our employees.

INFORMATION TECHNOLOGY

JobCORE is our web-enabled internal software technology. The system is designed to operate our business in a highly efficient manner and manage our operations. In addition, we integrate jobCORE into our acquired operations. The jobCORE software provides in-depth, real-time financial performance data from each branch to the corporate office. JobCORE is currently used in substantially all of our branches and provides us, our branch managers and our salespeople with an important operational tool for monitoring branch level performance. It assists management in assessing important business questions, including customer analysis, sales staff analysis, branch analysis and other operating activities.

INTELLECTUAL PROPERTY

We possess intellectual property rights, including trademarks, trade names and know-how and other proprietary rights that are important to our business. In particular, we maintain registered trademarks and trade names, some of which are the trademarks and trade names under which many of our local branches operate. While we do not believe our business is dependent on any one of our trademarks or trade names, we believe that our trademarks and trade names are important to the development and conduct of our business as well as to the local marketing of our services. We also maintain domain name registration for each of our local branch websites. We make efforts to protect our intellectual property rights, however the actions taken by us may be inadequate to prevent others from using similar intellectual property. In addition, third parties may assert claims against our use of intellectual property and we may be unable to successfully resolve such claims.

PROPERTIES

Real Property

We lease office and warehouse space in 32 states, including our headquarters in Columbus, Ohio. Our properties range in size from approximately 650 square feet to approximately 90,000 square feet. Our leases are typically short term in duration with customary extensions at our option. We also own two adjoining properties in Mars, Pennsylvania. We believe suitable alternative space is available in all of our markets. The table below summarizes our locations, as of September 30, 2013. All locations are leased unless otherwise indicated.

State	Number of Locations	Approximate Total Square Footage	State	Number of Locations	Approximate Total Square Footage
Alabama	1	10,500	Mississippi	1	3,900
California	7	68,428	Nebraska	1	9,192
Colorado	5	35,405	New Hampshire	3	35,096
Connecticut	1	6,285	New York	8	92,300
Delaware	1	9,625	North Carolina	3	30,110
Florida	6	55,350	Ohio	12	262,283
Georgia	6	50,488	Oklahoma	1	12,547
Illinois	2	18,335	Oregon	1	16,330
Indiana	9	184,129	Pennsylvania	3*	5,000
Kentucky	2	16,000	South Carolina	3	53,775
Louisiana	1	15,000	Tennessee	2	36,700
Maine	2	30,000	Texas	4	69,415
Maryland	3	34,710	Vermont	1	12,400
Massachusetts	4	45,303	Virginia	3	25,700
Michigan	1	19,000	Washington	1	18,247
Minnesota	4	33,540	Wisconsin	1	16,640

*	We own two adjoining properties in Mars, Pennsylvania.

Our Fleet

As of September 30, 2013, our fleet consisted of approximately 1,900 total vehicles, which are comprised of approximately 1,600 installation vehicles, which our installers use to deliver and install products from our local locations to job sites, and approximately 300 other vehicles that are utilized by our sales staff and branch managers.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

We are subject to various federal, state and local government regulations applicable in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, work place safety, transportation, zoning and fire codes. We strive to operate in accordance with applicable laws, codes and regulations.

Our transportation operations are subject to the regulatory jurisdiction of the DOT, which has broad administrative powers. We are also subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimension and weight and driver hours of service also are subject to both federal and state regulation. Our operations are also subject to the regulatory jurisdiction of OSHA, which has broad administrative powers regarding workplace and jobsite safety.

Our operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous or toxic materials, substances and wastes and petroleum products and the investigation, remediation, removal and monitoring of the presence or release of such materials, substances, wastes and petroleum products, including at currently or formerly owned or occupied premises and off-site disposal locations. We have not previously incurred material costs to comply with environmental laws and regulations. However, we could be subject to material costs, liabilities or claims relating to environmental compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation or enforcement.

As the nature of our business involves the use or handling of certain potentially hazardous or toxic substances, including spray foam applications and lead-based paint, we may be held liable for claims alleging injury or damage resulting from the release of or exposure to such substances, as well as claims relating to the presence of mold, fungal growth and moisture intrusion alleged in connection with our business activities. In addition, as owners and lessees of real property, we may be held liable for, among other things, releases of hazardous or toxic substances or petroleum products on, at, under or emanating from currently or formerly owned or operated properties, or any off-site disposal locations, or for any known or newly discovered environmental conditions at or relating to any of our properties, including those arising from activities conducted by previous occupants or at adjoining properties, without regard to whether we knew of or were responsible for such release. We may be required to investigate, remove, remediate or monitor the presence or release of such hazardous or toxic substances or petroleum products and may be held liable by a governmental entity for fines and penalties or to any third parties for damages, including for bodily injury, property damage and natural resource damage in connection with the presence or release of hazardous or toxic substances or petroleum products.

To date, costs to comply with applicable laws and regulations relating to pollution or the protection of human health and safety, the environment and natural resources have not had a material adverse effect on our financial condition or operating results, and we do not anticipate incurring material expenditures to comply with environmental laws and regulations in the current fiscal year.

In conjunction with our lease agreements and other transactions, we often provide reasonable and customary indemnifications relating to various matters, including environmental issues. To date, we have not had to pay a material amount pursuant to any such indemnification obligations.

In addition, our suppliers are subject to various laws and regulations, including in particular, environmental laws and regulations.

LEGAL PROCEEDINGS

A class action lawsuit was filed on February 11, 2013 and an amended complaint was filed on May 15, 2013 in the Superior Court of King County, Washington, against us, alleging violations of Washington State wage and hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs are former insulation installers for Installed Building Products II, LLC, one of our subsidiaries, who seek to represent all similarly situated workers who they allege were not paid for all time worked on various prevailing wage and commercial insulation projects. The plaintiffs seek all unpaid wages including minimum wage and overtime pay, double damages for a willful violation of the law and litigation costs and fees. In October 2013, the court issued an order certifying the putative class and in November 2013 ordered that all class members be notified. In December 2013, we appealed the court’s orders. Pending appellate review, the parties continue to engage in discovery and have scheduled a mediation for January 2014. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

A lawsuit was filed on July 23, 2013 in federal court in the Middle District of Tennessee against TCI d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and breach of an alleged contract. The named plaintiffs are former insulation installers of TCI, one of our subsidiaries, who allege they and similarly situated workers performed work beyond forty hours in a week for which they were not paid time and a half their regular hourly wage. Plaintiffs seek to have this case certified as a collective action under the Fair Labor Standards Act and as a class action under Tennessee law. They seek reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees. We have filed an answer denying the material allegations in the complaint. The parties have exchanged initial written discovery. Depositions have begun and a mediation is scheduled for February 4, 2014. We intend to vigorously defend against the case.

In addition, we are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in excess of our self-insured coverage, which we believe to be reasonable under the circumstances, although insurance may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters individually or in the aggregate will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, ages and positions of our executive officers and directors as of January 1, 2014.

Name	Age	Position(s) held
Jeffrey W. Edwards	50	President, Chief Executive Officer and Chairman
Michael T. Miller	49	Executive Vice President, Chief Financial Officer and Director
Jay P. Elliott	52	Chief Operating Officer
Robert E. Davis	50	Director
Steven G. Raich	40	Director
J. Michael Nixon	68	Director

CERTAIN SIGNIFICANT EMPLOYEES

Name	Age	Position(s) held
W. Jeffrey Hire	62	President of External Affairs
R. Scott Jenkins	58	Regional President
William W. Jenkins	57	Director of Internal Audit
Matthew J. Momper	53	Regional President
Warren W. Pearce	55	Regional President
David A. Vella	51	Regional President
Randall S. Williamson	51	Regional President

BIOGRAPHICAL INFORMATION

Executive Officers and Directors

Jeffrey W. Edwards is our President, Chief Executive Officer and Chairman and has held these positions since 2011, 2004 and 1999, respectively. Mr. Edwards’ position allows him to advise the board of directors on management’s perspective over a full range of issues affecting our company. Prior to joining us, he acted as an officer and strategist for the Edwards Companies. Since 1988, Mr. Edwards has been involved in the launch of many business ventures as well as commercial real estate developments in central Ohio. He holds a B.S. in Marketing from Miami University. We believe that Mr. Edwards’ leadership, executive, managerial and business experience, along with his more than 25 years of experience in the field, qualify him to be a member of our board of directors.

Michael T. Miller has served as our most senior financial officer since he joined us in 2000 as our Executive Vice President – Finance, has been our Chief Financial Officer since July 2013 and has served as a director since March 2004. Prior to joining us, he held the position of Senior Vice President/Managing Director responsible for Corporate Investment Banking at Huntington Capital Corp., a subsidiary of Huntington Bancshares, Inc., a regional bank holding company. Before joining Huntington in 1991, Mr. Miller held various positions with Deutsche Bank and CIBC in New York. Mr. Miller began his career at First Union National Bank in Charlotte, North Carolina. Mr. Miller holds a B.A. from Wake Forest University. We believe that Mr. Miller’s extensive experience with us in the building products industry, background in finance and knowledge of financial reporting make him qualified to serve as a member of our board of directors.

Jay P. Elliott has been our Chief Operating Officer since August 2013. Since joining us in April 2002 as Regional Operations and Business Integrations Manager, Mr. Elliott has led our acquisition integration process and overseen various corporate functions. Prior to joining us, Mr. Elliott worked with E&Y Corporate Finance, LLC in restructuring advisory services. Mr. Elliott’s experience includes ten years with Owens Corning in several roles including new business development, market management and corporate strategic planning.

Additionally, he spent three years with IBM and began his career with Westinghouse Electric Corp. Mr. Elliott earned an M.B.A. from Cornell University Johnson Graduate School of Management, a B.E. from Dartmouth College Thayer School of Engineering, and an A.B. from Colgate University.

Non-executive Directors

Robert E. Davis has served as a director since October 2011. Mr. Davis is currently a Managing Director of Littlejohn, which he joined as a partner in 2005. Prior to joining Littlejohn, Mr. Davis was a managing director and founder of Oaktree Capital Management’s Mezzanine Fund, where he was responsible for originating, executing and monitoring mezzanine investments. Previously, Mr. Davis was a principal at Halycon Asset Management LLC, focusing on distressed and special situation investments. Mr. Davis started his post-M.B.A. career at Prudential Insurance Company, where he was a founding member of its Financial Restructuring Group. Additionally, Mr. Davis spent two years as a distressed debt and high yield analyst at Oppenheimer and Co., and began his investment career at Bear Stearns & Co. Mr. Davis received a B.A. in economics from Northwestern University and an M.B.A. from the J.L. Kellogg School of Management at Northwestern University. We believe that Mr. Davis’ extensive experience in corporate strategy, finance and acquisitions makes him qualified to serve as a member of our board of directors.

Steven G. Raich has served as a director since November 2011. Mr. Raich became a partner of Littlejohn in January 2008 after having been with the firm since 2000. Mr. Raich joined Littlejohn from Golub Capital, a private equity and debt fund where he analyzed new investment opportunities and worked with portfolio company managers. Previously, Mr. Raich was at Ernst & Young LLP in the mergers and acquisitions advisory services group. Mr. Raich received an M.B.A. from the Stern School of Business at N.Y.U. and an A.B. from Duke University. We believe that Mr. Raich’s extensive experience in corporate strategy, finance and acquisitions makes him qualified to serve as a member of our board of directors.

J. Michael Nixon has served as a director since December 2012. Mr. Nixon is the founder of TCI Contracting, LLC, one of our indirect subsidiaries, where he has served as the chief executive officer since 2006. Prior to establishing TCI Contracting, LLC, he founded and led Quality Insulation Inc., a Connecticut-based insulation installer, over a thirty year period. In addition, Mr. Nixon is the owner of Hawks Ridge Golf Club in Ball Ground, Georgia. In 2010, Mr. Nixon was appointed to the Cherokee County Airport Authority, and in 2011, he was appointed to the Georgia Properties Commission. We believe that Mr. Nixon’s extensive experience and leadership in the building products installation industry makes him qualified to serve as a member of our board of directors.

Certain Significant Employees

W. Jeffrey Hire joined us in late 2008, and was named President of External Affairs in December 2013. His responsibilities include working with our largest customers, our major suppliers and industry associations. Prior to joining us, Mr. Hire held numerous management positions at Owens Corning from 1978 to 2008. From 2006 to 2008, he served as Director of Products and Programs for the Insulating Systems Business, developing product innovations and value-added customer programs. For eleven years prior to that, Mr. Hire was General Manager of the Insulation Contractor Segment of the Residential Insulation Division. Mr. Hire earned a B.S. in Philosophy from University of Mount Union in Alliance, Ohio and an M.B.A. specializing in General Management from The University of St. Thomas Opus College of Business in St. Paul, Minnesota. He serves on the Board of Directors of the Insulation Contractors Association of America and has served as a Committee Chairman for the North American Insulation Manufacturers Association. Mr. Hire received the Insulation Contractors Association of America’s “Key Man” award for his leadership and dedication to the industry.

R. Scott Jenkins has been a Regional President since October 2006 when we acquired OJ Insulation, Inc., which he co-founded in 1984. During his 22-year tenure at OJ Insulation, as owner and Chief Executive Officer, Mr. Jenkins was responsible for numerous strategic acquisitions and significant company growth. Since joining us, Mr. Jenkins has taken on the management of operations in certain states, including Texas, Washington and California. Mr. Jenkins received a B.A. in Social Science from the University of California at Irvine and has been an active member of Vistage International CEO Organization since 2004.

William W. Jenkins has been our Director of Internal Audit since September 2013. Previously, Mr. Jenkins served as a Regional President from 2011 to 2013 and as our President from 1998 to 2011. Prior to joining us, Mr. Jenkins held senior management positions with Midwest Wholesale Building Materials, a building products wholesaler and BuyOhio Realtors. Mr. Jenkins began his career with Ernst & Young LLP, where he progressed to become a Senior Manager, specializing in audits of publicly held and privately held insurance, wholesale distribution and fast-food companies. Mr. Jenkins graduated from The Ohio State University with a B.S. and became a licensed CPA in the State of Ohio. He is currently a member of the American Institute of Certified Public Accountants.

Matthew J. Momper has been a Regional President since 2008. Prior to joining us, Mr. Momper served as President of Momper Insulation Inc., a family business, which he joined in 1984. Mr. Momper was responsible for significant growth of Momper Insulation Inc., and the strategic decision to join that company with us in 1998. Since joining us, Mr. Momper has taken on the management of operations in certain states, including Indiana, Ohio and Illinois. Mr. Momper received a B.S. from Ball State University and an M.B.A. from Drake University. He currently serves on the Board of Trustees for Ball State University and the Board of Directors for the Allen County Building Department.

Warren W. Pearce has been a Regional President since 2011. From 2004 to 2011, Mr. Pearce was Vice President of Operations for Masco Corporation, where he held various other positions beginning in 1989. Prior to joining Masco, Mr. Pearce began his career at Carroll Insulation and later served as branch manager at American Aluminum Insulation. Since joining us, Mr. Pearce has taken on the management of operations in certain key states, including Ohio, Indiana and Maryland. Mr. Pearce received from Kent Votech his Electrical Apprenticeship certification.

David A. Vella has been a Regional President since 2012. Prior to joining us, Mr. Vella was Vice President and Chief Operating Officer of TCI Contracting, LLC. Prior to co-founding TCI in 2005, Mr. Vella served as Chief Operating Officer of QI Company, where he held various positions beginning in 1986. Upon the sale of QI to Masco Corporation in 2001, Mr. Vella served as Regional President for three years, after which he led Masco’s cabinet division in Ft. Myers, Florida. Since joining us, Mr. Vella has taken on the management of operations in certain states, including Florida, Georgia and Tennessee. Mr. Vella is an active member in the Insulation Contractor Association of America, a member of the National Home Builders Association and holds several technical certifications in the insulation and contracting fields.

Randall S. Williamson has been a Regional President since 2001. Mr. Williamson began his career in 1981 at Monroe Insulation and Gutter Company Incorporated, or Monroe, where he progressed to become Vice President in 1992. In 1996, Mr. Williamson purchased Monroe and merged it with other companies to form American Building Systems, Inc., where he served as President until 2001. American Building Systems, Inc. merged with us in 2001. Mr. Williamson has taken on the management of operations in certain states, including Massachusetts, New York and Michigan. Mr. Williamson attended Colorado State University and serves on the board of governors for U.S. Grown Foods.

COMPOSITION OF THE BOARD OF DIRECTORS

After the completion of this offering, our board of directors will be comprised of              directors,              of whom Messrs.             and             were designated by our stockholders pursuant to the board designation provisions of our Stockholders Agreement dated November 4, 2011, as amended, or our Stockholders Agreement. Upon the completion of this offering, these board designation provisions of our Stockholders Agreement will terminate. See “Certain Relationships and Related-Party Transactions—Stockholders Agreement.”              and              have agreed to become members of our board of directors upon completion of this offering.

Our business and affairs are managed under the direction of our board of directors. Our amended and restated bylaws provide that the authorized size of our board of directors is to be determined from time to time by resolution of the board of directors. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors then in office, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from our board of directors until the incumbent director’s term of office expires. Vacancies on our board of directors can be filled by resolution of our board of directors.

Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	Our class I directors will be and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our class II directors will be and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our class III directors will be and , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

DIRECTOR INDEPENDENCE

In                     2013, our board of directors undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director and director nominee concerning his or her background, employment and affiliations, our board of directors has determined that each             of and             , each of whom has agreed to become a member of our board of directors upon completion of this offering, have no material relationship that would interfere with the exercise of independent judgment and is “independent” as defined in the NYSE listing rules. We intend to rely on the NYSE transition rules, which provide for phase-in compliance for companies listing in connection with their initial public offering. Accordingly, we intend to have a majority of our board comprised of independent directors within one year of our listing.

The SEC rules and NYSE listing rules require that at least one member of our audit committee be independent as of the date of this prospectus and that each of our audit, compensation and nominating and corporate governance committees be comprised of a majority of independent directors within 90 days of our listing and solely of independent directors within one year of our listing. We intend to comply with these transition rules.

BOARD LEADERSHIP STRUCTURE

Jeff Edwards serves as our President, Chief Executive Officer and Chairman. The positions of chairman of the board and chief executive officer have historically been combined at our company. We believe a combined chairman and chief executive officer role helps provide strong, unified leadership for our management team and board of directors. In addition, our customers, stockholders, suppliers and other business partners view our chairman and chief executive officer as a leader in our industry. While our amended and restated bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be combined, our board of directors believes that having a combined position is the appropriate leadership structure for us at this time.

ROLE OF OUR BOARD OF DIRECTORS IN RISK OVERSIGHT

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, upon completion of this offering, our audit committee will oversee the performance of our internal audit function and consider and approve or disapprove any related-party transactions and our nominating and governance committee will monitor the effectiveness of our corporate governance guidelines.

COMMITTEES OF OUR BOARD OF DIRECTORS

After completion of this offering, the standing committees of our board of directors will consist of an audit committee, compensation committee and nominating and corporate governance committee. The board of directors will adopt written charters for the audit committee, compensation committee and nominating and corporate governance committee, which will be available on our website upon the completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. The information contained in, or that can be accessed through, our websites is not incorporated by reference and is not a part of this prospectus.

Audit Committee

Our audit committee will oversee our corporate accounting and financial reporting process. Upon completion of this offering, the audit committee will be responsible for, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;

•	determining the engagement of the independent registered public accounting firm;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

•	reviewing and approving, in advance, all audit and non-audit services to be performed by our independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	reviewing reports to management prepared by the internal audit function, as well as management’s responses;

•	reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	annually reviewing the audit committee charter and the committee’s performance; and

•	handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Upon completion of this offering, our audit committee will consist of             , who will serve as chairperson of the committee,              and             . All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE. Our board of directors has determined that                  is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Under the rules of the SEC and NYSE, members of the audit committee must also meet independence standards under Rule 10A-3 of the Exchange Act, subject to the transition rules described above.

Compensation Committee

Our compensation committee will review and recommend policies relating to compensation and benefits of our officers, directors and employees. Upon completion of this offering, the compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation, employment agreements and severance arrangements and other benefits of all of our executive officers and key employees;

•	reviewing and determining director compensation from time to time in accordance with our amended and restated certificate of incorporation and the applicable NYSE rules;

•	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of our executive officers, and evaluating their performance in light of such goals and objectives;

•	reviewing and making recommendations, on an annual basis, to our board of directors with respect to director compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

•	assisting our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

•	reviewing and discussing with management our Compensation Discussion and Analysis, or CD&A, or such other similar section, and recommending that the CD&A, or such other similar section, if required, be included or incorporated by reference in our proxy statement and annual report on Form 10-K;

•	reviewing our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and reviewing and discussing, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers’ compensation;

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter;

•	retaining or obtaining, in its sole discretion, the advice of a compensation consultant, independent legal counsel or other adviser after taking into consideration the factors required by any applicable requirements of the Exchange Act and any applicable exchange rules;

•	maintaining direct responsibility over the appointment, oversight and compensation of compensation consultants, independent legal counsel and other advisers engaged by the compensation committee;

•	providing for appropriate funding for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the compensation committee; and

•	handling such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Upon completion of this offering, our compensation committee will consist of             , who will serve as chairperson of the committee,              and             . Each of the members of our compensation committee will be independent under the rules of the NYSE, will be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and will be an “outside director” as that term is defined in Section 162(m) of the Code, subject to the transition rules described above.

Nominating and Corporate Governance Committee

Upon the completion of this offering, the nominating and corporate governance committee will be responsible for, among other things:

•	identifying and screening candidates for our board of directors and recommending nominees for election as directors;

•	establishing procedures to exercise oversight of the evaluation of our board of directors and management;

•	developing and recommending to our board of directors a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to our board of directors;

•	reviewing the structure of our board of directors’ committees and recommending to our board of directors for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

•	reviewing and assessing the adequacy of its formal written charter on an annual basis; and

•	generally advising our board of directors on corporate governance and related matters.

Upon completion of this offering, our nominating and corporate governance committee will consist of             , who will serve as chairperson of the committee,              and             . Each of the members of our nominating and corporate governance committee will be an independent director under the rules of the NYSE relating to nominating and corporate governance committee independence, subject to the transition rules described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2012, our chief financial officer was a member of our compensation committee and our audit committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

BOARD DIVERSITY

Upon completion of this offering, our nominating and corporate governance committee will be responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

FAMILY RELATIONSHIPS

There are no family relationships among any of our executive officers or any of our directors.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of business conduct and ethics, effective upon completion of this offering, applicable to all of our employees, officers, directors and consultants, including our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website prior to completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website or as required by applicable law or NYSE listing requirements.

Compensation of our Executive Officers and Directors

Our named executive officers, or the Named Executive Officers, for the year ended December 31, 2013, are:

•	Jeff Edwards, our President, Chief Executive Officer and Chairman;

•	Michael Miller, our Executive Vice President and Chief Financial Officer; and

•	Jay Elliott, our Chief Operating Officer.

COMPENSATION OF OUR EXECUTIVE OFFICERS

Summary Compensation Table for the year ended December 31, 2013

The following table contains information about the compensation paid to or earned by each of our Named Executive Officers during the most recently completed fiscal year.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)		Total ($)
Jeff Edwards, President, Chief Executive Officer and Chairman	2013	83,077(1)	4,016	(2)	87,093

Michael Miller, Executive Vice President and Chief Financial Officer	2013	201,002	18,887	(3)	219,889

Jay Elliott, Chief Operating Officer	2013	194,900	10,409	(4)	205,309

(1)	From January 1, 2013 through October 31, 2013, Mr. Edwards served as a consultant and non-employee officer to us in the capacity of Chief Executive Officer and President. Effective November 1, 2013, we entered into an employment agreement with Mr. Edwards pursuant to which he continues to serve as our Chief Executive Officer and President in an employee capacity earning an annual base salary of $600,000. The amount in this column reflects amounts earned upon and following Mr. Edwards’s employment commencement date with us in 2013.
(2)	Includes lease administrative costs of $300 and automobile insurance premium costs of $505 for a company-provided vehicle and mobile phone costs of $3,211 paid by us on behalf of Mr. Edwards.
(3)	Includes 401(k) matching contributions of $4,003, lease payments of $10,762 and automobile insurance premium costs of $505 for a company-provided vehicle, parking costs of $1,452 and mobile phone costs of $2,120 paid by us on behalf of Mr. Miller.
(4)	Includes 401(k) matching contributions of $2,924, lease payments of $4,186, fuel reimbursement costs of $732 and automobile insurance premium costs of $198 for a company-provided vehicle, parking costs of $1,452 and mobile phone costs of $848 paid by us on behalf of Mr. Elliott.

Consulting Agreement with Jeff Edwards

In March 2004, we entered into a consulting agreement with Jeff Edwards pursuant to which Mr. Edwards agreed to serve as our Chief Executive Officer in a non-employee capacity. The agreement did not provide Mr. Edwards with any base salary, bonus or severance entitlements. The agreement provided that the costs of Mr. Edwards’ services to us would be covered under separate management agreements involving us and certain of our affiliates, which arrangements are described in the section of this prospectus captioned “Certain Relationship and Related-Party Transactions—Management Agreements.” Mr. Edwards was entitled to reimbursement for reasonable business expenses incurred in connection with his performance of services under the consulting agreement.

The consulting agreement provided for an initial term of five years, with automatic three-year renewals unless either party provided the other party with notice of non-renewal at least 60 days prior to the expiration of the then-current renewal period. Pursuant to the agreement, Mr. Edwards was subject to non-disclosure restrictions that applied during the term and survive termination of the agreement. The consulting agreement was terminated upon the effective date of Mr. Edwards’s employment agreement, described below.

Employment Agreement with Jeff Edwards

On November 1, 2013, we entered into an employment agreement with Jeff Edwards pursuant to which Mr. Edwards agreed to continue to serve as our Chief Executive Officer and President in an employee capacity. The agreement provides Mr. Edwards with a minimum annual base salary of $600,000 and an opportunity to participate in our annual incentive programs, as well as our employee benefit plans and programs, in effect from time to time. The agreement provides for an initial employment term of three years, with automatic one-year renewals on the expiration date of the initial term and each anniversary thereafter, unless either we or Mr. Edwards provide notice of non-renewal at least 90 days prior to the commencement of a renewal period.

During the employment term, Mr. Edwards is required to devote the amount of his business time necessary and proper to conduct our business and affairs, and use his best efforts to perform faithfully his duties and responsibilities as our Chief Executive Officer and President. However, to the extent such activities do not create a conflict of interest or substantially interfere with the performance of Mr. Edwards’ duties and responsibilities to us, he may (i) manage his personal and family financial and legal affairs, (ii) participate in charitable, civic, educational, professional, community and industry affairs (including serving on boards or committees of such entities), (iii) serve on the boards of directors of the Salvation Army and the Columbus Museum of Art and (iv) continue to engage in non-competitive operational activities for a real estate development business in which he participated prior to entering into his employment agreement with us.

In the event we terminate Mr. Edwards’ employment without “cause” (as defined in the employment agreement) or if Mr. Edwards terminates his employment for “good reason” (as defined in the employment agreement), then, subject to Mr. Edwards’ execution and non-revocation of a release of claims, and further subject to his continued compliance with the restrictive covenants in the employment agreement, we are required to pay him: (i) base salary continuation payments for 18 months; (ii) any earned and unpaid prior year’s bonus; and (iii) any bonus earned for the year of termination based on actual performance, pro-rated based on the duration of Mr. Edwards’ employment during the year of termination. If any such termination occurs within two years following a change in control (other than as a result of a sale of all of Mr. Edwards’ equity interests in us), then the base salary continuation payment period described in clause (i) above would be 24 months, rather than 18 months.

Mr. Edwards is subject to non-competition and customer and employee non-solicitation restrictions while employed and for two years after termination of his employment, as well as confidentiality restrictions that last during his employment and thereafter. In addition, during his employment and thereafter, Mr. Edwards has agreed not to disparage us, and we have agreed to instruct our executive officers not to disparage Mr. Edwards.

Employment Agreement with Jay Elliott

Effective October 1, 2013, we and Jay Elliott agreed to terminate our employment agreement with him pursuant to which Mr. Elliott served as our Regional Operations & Business Integration Manager. The agreement provided Mr. Elliott with a minimum annual base salary of $175,000 (which, for 2013, was increased to $202,261) and an opportunity to receive additional compensation in the form of a discretionary bonus pursuant to bonus programs in effect from time to time for similarly situated employees.

The employment agreement provided for automatic one-year renewals each year unless either party gave the other party notice of non-renewal at least 60 days prior to the commencement of a renewal period. In the event we terminated Mr. Elliott’s employment other than for cause or due to death or disability, or if we gave him a notice of non-renewal, the agreement provided that we would pay him an amount equal to his base salary through the end of the term. Mr. Elliott continues to be employed by us.

Outstanding Equity Awards as of December 31, 2013

None of our Named Executive Officers had equity awards with respect to any of our capital stock outstanding as of December 31, 2013.

COMPENSATION OF OUR DIRECTORS

During the year ended December 31, 2013, our directors did not receive any compensation for their services as directors.

Following the consummation of this offering, we intend to implement a director compensation program pursuant to which our independent directors will receive the following compensation for their service on our board of directors:

•	An annual retainer of $50,000;

•	An additional annual retainer of $10,000 for serving as chair of the Audit Committee;

•	An additional annual retainer of $10,000 for serving as chair of the Compensation Committee;

•	An additional annual retainer of $10,000 for serving as chair of the Nominating and Corporate Governance Committee; and

•	An annual grant of restricted stock made under the 2014 Omnibus Incentive Plan, or the 2014 Plan, having a fair market value of $50,000, all of which shall vest on the earlier to occur of the one-year anniversary of the grant date and immediately prior to the first annual meeting of our stockholders occurring after the grant date.

2014 OMNIBUS INCENTIVE PLAN

On                     , 2014, in anticipation of this offering, our board of directors adopted and established our 2014 Plan, subject to approval of our stockholders. Our stockholders approved the 2014 Plan on                     , 2014 (which is the effective date of the 2014 Plan). We believe that a new omnibus incentive plan is appropriate in connection with a public offering of our common stock in order to enhance our profitability and value for the benefit of our stockholders by enabling us to offer our eligible employees, consultants and non-employee directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our stockholders. The material terms of the 2014 Plan are summarized below. The following summary is qualified in its entirety by reference to the complete text of the 2014 Plan, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part.

Administration of the Plan

The board of directors has appointed the compensation committee to administer the 2014 Plan. The compensation committee is authorized to grant awards to eligible employees, consultants and non-employee directors. To the extent required, subject to applicable transition rules, all members of the compensation committee are “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “independent directors” under applicable NYSE rules.

Number of Authorized Shares and Award Limits

The aggregate number of our shares of common stock that may be issued or used for reference purposes under the 2014 Plan may not exceed             shares (subject to adjustment pursuant to the terms of the 2014 Plan as described below).

Our shares of common stock that are subject to awards will be counted against the overall limit as one share for every share granted. If any award is cancelled, expires or terminates unexercised for any reason, the shares covered by such award will again be available for the grant of awards under the 2014 Plan, except that any shares that are not issued as the result of a net settlement or that are used to pay any exercise price or tax withholding obligation will not be available for the grant of awards. Shares of common stock that we repurchase on the open market with the proceeds of an option exercise price also will not be available for the grant of awards.

The maximum number of our shares of common stock that may be subject to any award of stock options, any restricted stock or other stock-based award denominated in shares that may be granted under the 2014 Plan during any fiscal year to each employee or consultant is             shares per type of award, provided that the maximum number of our shares of common stock for all types of awards during any fiscal year does not exceed             shares per each employee or consultant. The maximum number of our shares of common stock that may be granted pursuant to awards under the 2014 Plan during any fiscal year to any non-employee director is             shares. The foregoing individual participant limits are cumulative, that is, to the extent that shares of common stock that may be granted to an individual in a fiscal year are not granted, then the number of shares of common stock that may be granted to such individual shall be increased in the subsequent fiscal year. In addition, the maximum value at grant of any other stock-based award denominated in cash and any performance-based cash award that may be granted during any fiscal year to an employee or consultant is $        . However, the foregoing limits (other than the limit on the maximum number of our shares of common stock for all types of awards during any fiscal year) will not apply (i) to options, stock appreciation rights or restricted stock or other stock-based awards that constitute “restricted property” under Section 83 of the Code to the extent granted during the Reliance Period (as described below) or (ii) to performance-based cash awards or other types of other stock-based awards to the extent paid or otherwise settled during the Reliance Period.

For companies that become public in connection with an initial public offering, the deduction limit under Section 162(m) of the Code does not apply during a “reliance period” under the Treasury Regulations under Section 162(m) of the Code which may be relied upon until the earliest of: (i) the expiration of the 2014 Plan, (ii) the date the 2014 Plan is materially amended for purposes of Treasury Regulation Section 1.162-27(h)(1)(iii); (iii) the date all shares of common stock available for issuance under this 2014 Plan have been allocated; or (iv) the date of the first annual meeting of our stockholders for the election of directors occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs, such period is referred to herein as the Reliance Period.

The compensation committee will, in accordance with the terms of the 2014 Plan, make appropriate adjustments to the above aggregate and individual limits, to the number and/or kind of shares or other property (including cash) underlying awards and to the purchase price of shares underlying awards, in each case, to reflect any change in our capital structure or business.

Eligibility and Participation

All current and prospective eligible employees and consultants of ours and our affiliates, and all of our non-employee directors, are eligible to be granted non-qualified stock options, restricted stock awards, performance-based cash awards and other stock-based awards under the 2014 Plan. However, only employees of ours and our subsidiaries are eligible to be granted incentive stock options, or ISOs, under the 2014 Plan. Eligibility for awards under the 2014 Plan is determined by the compensation committee in its sole discretion.

Types of Awards

Stock Options. The 2014 Plan authorizes the compensation committee to grant ISOs to eligible employees and non-qualified stock options to purchase shares to eligible employees, consultants and non-employee directors (referred to as “participants”). The compensation committee will determine the number of shares of common stock subject to each option, the term of each option, the exercise price (which may not be less than the fair market value of the shares of our common stock at the time of grant or, in the case of ISOs granted to ten-percent stockholders, 110 percent of the fair market value), the vesting schedule and the other terms and conditions of each option. Options will be exercisable at such times and subject to such terms and conditions as are determined by the compensation committee at grant. The maximum term of options under the 2014 Plan is ten years (or five years in the case of ISOs granted to ten-percent stockholders). Upon the exercise of an option, the participant must make payment of the full exercise price (i) in cash or by check, bank draft or money order, (ii) solely to the extent permitted by law, through the delivery of irrevocable instructions to a broker (reasonably acceptable to us)

to promptly deliver to us an amount equal to the aggregate exercise price and/or (iii) on such other terms and conditions as may be acceptable to the compensation committee (including, without limitation, the relinquishment of options or by payment in full or in part in the form of shares of our common stock owned by the participant). Unless otherwise determined by the compensation committee, the 2014 Plan provides that options vested and exercisable as of the date of a participant’s termination of employment, consultancy or directorship (as applicable) will remain exercisable for the following periods following the date of termination: if such termination is due to the participant’s death or “disability” (as defined in the 2014 Plan), one (1) year; if such termination is by us without “cause” (as defined in the 2014 Plan), 90 days; and if such termination is voluntary, 30 days. Upon an employment termination by us for cause or a voluntary resignation following an event that would be grounds for termination for cause, the options will terminate and expire on the date of employment termination. Unless otherwise determined by the compensation committee, upon any employment termination, unvested options will terminate and expire on the date of employment termination.

Restricted Stock. The 2014 Plan authorizes the compensation committee to grant restricted stock awards to eligible participants. Recipients of restricted stock awards enter into an agreement with us subjecting the restricted stock awards to transfer and other restrictions and providing the criteria or dates on which such awards vest and such restrictions lapse. The restrictions on restricted stock awards may lapse and the awards may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Code, as discussed below), as determined by the compensation committee at grant. Except as otherwise determined by the compensation committee, a holder of a restricted stock award has all of the attendant rights of a stockholder, including the right to vote. However, such holder does not have the right to tender shares of the restricted stock and any dividends or other distributions payable on the restricted stock will not be paid unless and until the underlying shares of restricted stock vest and are no longer subject to restrictions.

Other Stock-Based Awards. The 2014 Plan authorizes the compensation committee to grant awards of shares of our common stock and other awards to eligible participants that are valued in whole or in part by reference to, or are payable in or otherwise based on, shares of our common stock, including, but not limited to, shares of common stock awarded purely as a bonus in lieu of cash and not subject to any restrictions or conditions; shares of common stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by us or an affiliate; stock appreciation rights; stock equivalent units; restricted stock units; performance awards entitling participants to receive a number of shares of our common stock (or cash in an equivalent value) or a fixed dollar amount, payable in cash, stock or a combination of both, with respect to a designated performance period; or awards valued by reference to book value of our shares of common stock.

Certain Performance-Based Awards

The 2014 Plan authorizes the compensation committee to grant performance-based stock-based and cash awards. As noted above, following the Reliance Period, performance-based awards granted under the 2014 Plan that are intended to satisfy the performance-based compensation exception under Section 162(m) of the Code will vest based on attainment of specified performance goals established by the compensation committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase in (or decrease where noted), criteria selected by the compensation committee. Such performance goals may be based upon the attainment of specified levels of company, subsidiary, division or other operational unit performance under one or more of the measures described above relative to the performance of other companies. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria, to the extent permitted by Section 162(m) of the Code. Unless the compensation committee determines otherwise, to the extent permitted by Section 162(m) of the Code, the compensation committee will disregard and exclude the impact of special, unusual or non-recurring items, events, occurrences or circumstances; discontinued operations or the disposal of a business; the operations of any business that we acquire during the fiscal year or other applicable performance period; or a change in accounting standards required by generally accepted accounting principles.

Effect of Detrimental Activity

Unless otherwise determined by the compensation committee, the 2014 Plan provides that, in the event a participant engages in “detrimental activity” (as defined in the 2014 Plan), all unexercised options held by the participant will terminate and expire and all unvested restricted stock and other stock-based awards will be immediately forfeited. As a condition to exercise an option, a participant is required to certify that he or she is in compliance with the terms and conditions of the 2014 Plan and that he or she has not engaged in, and does not intend to engage in, any detrimental activity. If the participant engages in a detrimental activity within one year following the exercise of an option, or if earlier, within one year following the date of the participant’s employment termination, we are entitled to recover from the participant, at any time within one year after such date, any gain realized from the exercise of such option. If the participant engages in a detrimental activity within one year following the vesting date of a restricted stock award or other stock-based award, we are entitled to recover from the participant, at any time within one year after such detrimental activity, the fair market value on the vesting date of any restricted stock award, and any gain realized from the vesting of any other stock-based award, that vested during such period. Unless otherwise determined by the compensation committee, the foregoing provisions will cease to apply upon a change in control (as defined in the 2014 Plan and described below).

Effect of Certain Transactions; Change in Control

In the event of a change in control, except as otherwise provided by the compensation committee in an award agreement, unvested awards will not vest. Instead, the compensation committee may, in its sole discretion provide for outstanding awards to be treated in accordance with one of the following methods: (i) awards (whether or not vested) may be continued, assumed or substituted for; (ii) awards may be purchased for an amount of cash equal to the change in control price per share; and/or (iii) stock options or other stock-based appreciation awards may be cancelled if the change in control price is less than the applicable exercise price. However, the compensation committee may in its sole discretion provide for the acceleration of vesting and lapse of restrictions of an award at any time. For the purposes of the foregoing, a “change in control” generally means the occurrence of one of the following events:

•	the acquisition (including through purchase, reorganization, merger or consolidation) by a person or entity of 45% or more of the voting power of the securities entitled to vote to elect our board of directors;

•	an election of individuals to our board of directors that causes a change in two-thirds of our board of directors, unless the individuals elected are approved by a vote of at least two-thirds of the directors then in office who either were directors as of the effective date of the 2014 Plan or whose election or nomination for election was previously so approved; or

•	the sale or other disposition of all or substantially all of our assets.

In addition, upon the occurrence of an “acquisition event” (as defined below), the compensation committee may terminate all outstanding and unexercised options (or any other stock-based awards that are subject to exercise by the holder thereof) (referred to as the “exercisable awards”), effective as of the date of the acquisition event, by delivering a termination notice to each participant at least 20 days prior to the date of the acquisition event. During the period after which notice is provided, each participant may exercise all of his or her then outstanding and vested exercisable awards, subject to the occurrence of the acquisition event. Any exercisable award that has an exercise price that is equal to or greater than the fair market value of our common stock on the date of the acquisition event may be canceled by the compensation committee without consideration. Under the 2014 Plan, an “acquisition event” means (i) a merger or consolidation in which we are not the surviving entity, (ii) any transaction that results in the acquisition of all or substantially all of our outstanding common stock by a single person or group of persons, or (iii) the sale or transfer of all or substantially all of our assets.

Non-Transferability of Awards

Except as the compensation committee may permit, at the time of grant or thereafter, awards granted under the 2014 Plan are generally not transferable by a participant other than by will or the laws of descent and distribution. Shares of our common stock acquired by a permissible transferee will continue to be subject to the terms of the 2014 Plan and the applicable award agreement.

Term

Awards under the 2014 Plan may not be made after                     , 2024, but awards granted prior to such date may extend beyond that date. We may seek stockholder re-approval of the performance goals in the 2014 Plan and, to the extent that such stockholder approval is obtained on or after the first stockholders’ meeting in the fifth year following the year of the last stockholder approval of the performance goals in the 2014 Plan, awards under the 2014 Plan may be made based on such performance goals in order to qualify for the “performance-based compensation” exception under Section 162(m) of the Code.

Amendment and Termination

Subject to the rules referred to in the balance of this paragraph, our board of directors may at any time amend, in whole or in part, any or all of the provisions of the 2014 Plan, or suspend or terminate it entirely, retroactively or otherwise. Except as required to comply with applicable law, no such amendment may reduce the rights of a participant with respect to awards previously granted without the consent of such participant. In addition, without the approval of stockholders, no amendment may be made that would: increase the aggregate number of shares of our common stock that may be issued under the 2014 Plan; increase the maximum individual participant share limitations for a fiscal year or year of a performance period; change the classification of individuals eligible to receive awards under the 2014 Plan; extend the maximum option term; alter the performance criteria; amend the terms of any outstanding stock option or other stock appreciation award to reduce the exercise price thereof (i.e., reprice); cancel any outstanding “in-the-money” stock option or other stock appreciation award in exchange for cash, other awards or stock option or other stock appreciation award with a lower exercise price; require stockholder approval in order for the 2014 Plan to continue to comply with Section 162(m) of the Code or Section 422 of the Code; or require stockholder approval under the rules of any exchange or system on which our securities are listed or traded. Following completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the full number of shares of our common stock that will be available for issuance under the 2014 Plan, as described in the section titled “—2014 Omnibus Incentive Plan—Number of Authorized Shares and Award Limits” above.

Certain Relationships and Related-Party Transactions

Stockholders Agreement

On November 4, 2011, we entered into the Stockholders Agreement. Among other things, the Stockholders Agreement provides board designation rights for the Edwards Investors and Littlejohn and requires the approval of certain holders of our equity securities in order for us to take specified corporate actions. The Stockholders Agreement also provides for certain restrictions on the ability of our stockholders to transfer shares of our equity securities. Certain holders of our equity securities were granted put rights, drag-along rights and pre-emptive rights. The Stockholders Agreement will automatically terminate upon the completion of this offering.

Registration Rights

We are party to a registration rights agreement with our stockholders dated November 6, 2013 or the Registration Rights Agreement. Under the Registration Rights Agreement, following the completion of this offering, Cetus Capital II, LLC, IBP Investment Holdings, LLC, IBP Management Holdings, LLC and TCI Holdings, LLC, or collectively, the Investors, will have demand, piggyback and Form S-3 registration rights. Subject to conditions and limitations as set forth in the agreement, including our right to defer a demand registration under certain circumstances, at any time which we are not eligible to register securities on Form S-3, the Investors may require that we register for public resale on Form S-1 under the Securities Act of all or part of the shares held by such Investors, so long as the securities being registered in each registration statement are proposed to be sold at an aggregate price to the public of at least $30.0 million with respect to a request made within the first twelve months following the completion of this offering, and at least $15.0 million with respect to any subsequent request. If we become eligible to register the sales of securities on Form S-3 under the Securities Act, the Investors have the right to require us to register the sale of common stock held by them on Form S-3 at an aggregate price to the public of at least $15.0 million. We will not be obligated to effectuate more than one demand registration on Form S-1 or more than two demand registrations on Form S-3 during any calendar year. Subject to certain exceptions, the Investors are also entitled to piggyback registration rights with respect to any registration effected by us.

Under the Registration Rights Agreement, we will be responsible, subject to certain exceptions, for the expenses of any offering of our shares of common stock offered pursuant to the agreement other than underwriting discounts and selling commissions. The Registration Rights Agreement contains customary indemnification and market hold-back provisions.

Management Agreements

On April 30, 2010, we entered into a Second Amended and Restated Management Agreement with (i) IBP Holding Company, an affiliate of the Edwards Investors, and (ii) certain other investors. Pursuant to the Second Amended and Restated Management Agreement, IBP Holding Company provided certain executive, management, administrative, corporate overhead, clerical and other support services to one of our operating subsidiaries, Installed Building Products, LLC. A substantially similar management agreement was entered into on October 29, 2007 for IBP Holding Company to provide certain executive, management, administrative, corporate overhead, clerical and other support services to one of our other operating subsidiaries, Installed Building Products II, LLC. We collectively refer to these agreements as the Old Service Agreements. Pursuant to the Old Service Agreements, IBP Holding Company was paid management fees in an aggregate amount of approximately $4.4 million in 2010 and $4.8 million in 2011. The Old Service Agreements were terminated on December 31, 2011 and all employees of IBP Holding Company became employees of Installed Building Products, LLC, one of our operating subsidiaries.

On December 18, 2012, we entered into a Management Services and Fee Agreement with (i) Littlejohn Managers, LLC, (ii) Jeff Edwards, (iii) IBP Holding Company, an affiliate of the Edwards Investors, and (iv) TCI Holdings, LLC, one of our principal stockholders, or collectively the Managers. Pursuant to the Management

Services and Fee Agreement, management fees were paid to Littlejohn Managers, LLC ($1.1 million), Jeff Edwards ($2.7 million) and TCI Holdings, LLC ($0.5 million) during the year ended December 31, 2012. The Management Services and Fee Agreement was terminated on November 22, 2013. The indemnification provisions in favor of the Managers survive such termination.

Financing and Recapitalization Transactions

In 2010, IBP Funding Company, LLC, which was owned by one of our indirect stockholders and the Edwards Investors, and Primstone Funding Company, LLC, which was owned by some of our indirect stockholders, purchased $27.8 million of outstanding senior secured indebtedness under IBP I’s then existing credit facility and converted the loans to second lien loans. In connection with our Recapitalization, this second lien debt of IBP I was cancelled on November 3, 2011. Through a series of purchases in July 2011, Cetus Capital II, LLC, or Cetus II, purchased the remaining $77.6 million (including accrued interest) of IBP I’s outstanding indebtedness under IBP’s then-existing credit facility, or the first lien debt. As part of the Recapitalization, Cetus II contributed the first lien debt to us in exchange for 1,000 shares of our Series A Preferred Stock and 300,000 shares of our Redeemable Common Stock.

In 2011, the Edwards Investors and an affiliate issued promissory notes to the lender under IBP II’s then existing credit facility. The issuers of the notes used a portion of the funds from the loan to make a $12.0 million capital contribution to IBP II, which was then used by IBP II to repay outstanding amounts under its credit facility. In connection with our Recapitalization, IBP II repaid the remaining $500,000 outstanding under its existing credit facility on November 4, 2011.

In connection with our Recapitalization, on November 4, 2011, we assumed a $1.7 million liability of IBP Holding Company, an affiliate of the Edwards Investors, for accrued deferred bonuses of its employees, which bonuses were paid by us in 2012. Personnel of the corporate headquarters were employed by IBP Holding Company prior to 2012 and, since January 1, 2012, have been employed by IBP I.

In connection with our Recapitalization, stockholder notes in the amount of $3.8 million plus accrued interest of $0.9 million owed by us to the Edwards Investors were cancelled.

TCI Transaction

On August 31, 2012, we entered into a Membership Interest Purchase Agreement with TCI Holdings, LLC to acquire TCI Contracting, LLC. In connection with that transaction, TCI Holdings, LLC was issued 129,944 shares of our common stock (before giving effect to our              for              stock split to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part) and became party to the Stockholders Agreement. J. Michael Nixon, a member of TCI Holdings, LLC, was not a member of our board of directors at the time of the transaction, but became a member of our board in December 2012.

Supplier Loans

On May 17, 2010, CertainTeed Corporation, one of our insulation suppliers, loaned funds to IBP Holding Company, an affiliate of the Edwards Investors in the principal amount of $2.0 million. The funds were made available as capital contributions to us and used for general corporate purposes. The loan was repaid by the Edwards Investors on June 19, 2013.

On March 26, 2009, Knauf Insulation, GmbH, one of our insulation suppliers, loaned funds to the Edwards Investors in the principal amount of $10.0 million. The funds were made available as capital contributions to us and were primarily used for general corporate purposes. The Edwards Investors continue to make payments on the loan. The loan will be repaid in full by the Edwards Investors and terminated concurrently with the completion of this offering.

On March 26, 2004, Installed Building Systems, Inc., an affiliate of Jeff Edwards, entered into an amended and restated loan agreement with Owens Corning pursuant to which Owens Corning loaned funds to the Edwards Investors in the principal amount of $10.0 million. The funds were made available as capital contributions to us and used for general corporate purposes. The Edwards Investors continue to make payments on the loan. The loan will be repaid in full by the Edwards Investors and terminated concurrently with the completion of this offering.

Employee Benefits

The Edwards Industries, Inc. Medical Trust, or the Medical Trust, provides medical and dental benefits to our employees as well as those of other businesses affiliated with the Edwards Investors. We pay premiums to the Medical Trust for the provision of these benefits. We paid an aggregate of $6.2 million for the year ended December 31, 2011, $6.3 million for the year ended December 31, 2012 and $5.8 million for the nine months ended September 30, 2013 to the Medical Trust for all our health plans.

Related-Party Sales

Certain of our operating subsidiaries install products in the ordinary course of their businesses to the following affiliates of the Edwards Investors: Michael Edwards Construction, Edwards Communities Construction Company and affiliates and Duffy Homes, Inc. These transactions are performed on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated third party. Aggregate sales to these affiliates of the Edwards Investors totaled $2.7 million for the year ended December 31, 2011, $1.7 million for the year ended December 31, 2012 and $0.9 million for the nine months ended September 30, 2013.

Real Property Leases

Pursuant to a lease agreement dated as of May 1, 2003, as amended, we lease our headquarters at 495 S. High Street, Columbus, Ohio from 495 South High Street, L.L.C., an entity affiliated with the Edwards Investors. The annual base rent is $158,827. Prior to November 1, 2013, the base rent was $201,471.

Pursuant to a lease agreement dated as of March 14, 2005, we lease a branch location at 1320 McKinley Avenue, Columbus, Ohio from Peter H. Edwards, an immediate family member of Jeff Edwards. The annual base rent is $133,554.

TCI Contracting, LLC, one of our indirect subsidiaries, leases locations in Georgia, Florida and Tennessee pursuant to the terms of five lease agreements with one or more entities in which J. Michael Nixon, one of our directors, has an interest. The annual base rent for these locations is $33,000, $66,000, $90,000, $66,000 and $60,000 respectively.

Guarantees of Corporate Liabilities

Pursuant to an Individual Guaranty Agreement and a Guaranty Agreement, each dated as of October 22, 2012, Jeff Edwards, Peter Edwards Jr., Anne Edwards and Michael Edwards, individually, and Littlejohn guaranteed our letter of credit reimbursement obligations to Bank of America, N.A. in connection with letters of credit issued by Bank of America, N.A. to support our workers compensation policies. Such letters of credit are currently issued under our existing credit facility and these guarantees were terminated on July 30, 2013.

Jeff Edwards has personally guaranteed reimbursement obligations of ours. The total obligation amounts were $316,613 for the year ended December 31, 2012 and $39,000 for the nine months ended September 30, 2013 under certain performance and licensing bonds issued by sureties on behalf of us in the ordinary course of business. These bonds were replaced with bonds that do not require any guarantee and the last of these guarantees was terminated on January         , 2014.

Policies and Procedures for Related-Party Transactions

Our board of directors expects to adopt a written related-party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal and Selling Stockholders

The following table lists information regarding the beneficial ownership of our common stock as of December 1, 2013 by (i) each person whom we know to beneficially own more than 5% of our outstanding common stock, or a 5% Stockholder, (ii) each director, (iii) each Named Executive Officer, (iv) all directors and executive officers as a group and (v) each selling stockholder. Unless otherwise indicated, the address of each officer and director is that of our headquarters, c/o Installed Building Products, Inc., 495 South High Street, Suite 50, Columbus, Ohio 43215. The information below does not give effect to the stock split to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The number of shares of common stock “beneficially owned” by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership of shares of our common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after December 1, 2013, including any shares that could be purchased by the exercise of options or warrants held by that person. Each holder’s percentage ownership before this offering is based on 1,129,944 shares of common stock outstanding as of December 1, 2013. Each holder’s percentage ownership after this offering is based on             shares of common stock to be outstanding immediately after the completion of this offering. The percentages assume no exercise by the underwriters of their option to purchase additional shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before Offering	Number of Shares Offered	Percentage of Shares Beneficially Owned After Offering
5% Stockholders:
IBP Investment Holdings, LLC (1)	680,400	60.2%
Cetus Capital II, LLC (2)	300,000	26.6%
TCI Holdings, LLC (3)	129,944	11.5%

Directors and Executive Officers:
Jeffrey W. Edwards (4)	700,000	61.9%
Michael T. Miller	—	—
Jay P. Elliott	—	—
Steven G. Raich (5)	300,000	26.6%
Robert E. Davis (6)	300,000	26.6%
J. Michael Nixon (3)	129,944	11.5%

All directors and executive officers as a group (6 persons)	1,129,944	100.0%

(1)

IBP Investment Holdings, LLC, or Investment Holdings, is a Delaware member-managed limited liability company. PJAM IBP Holdings, Inc., or PJAM, an Ohio corporation, and Installed Building Systems, Inc., or Systems, a Delaware corporation, own 41.4% and 36.0%, respectively, of the outstanding common units of Investment Holdings. Mr. Edwards, our President, Chief Executive Officer and Chairman, controls PJAM and Systems, and owns certain outstanding common units of Investment Holdings. Mr. Edwards has sufficient voting and dispositive power to control Investment Holdings. OCM IBP Holdings, Inc., or OCM, a Delaware corporation, that is an affiliate of OCM Mezzanine Fund, L.P., a fund sponsored by Oaktree Capital Management, owns all of the issued and outstanding Series A preferred units of Investment Holdings. OCM, Stonehenge Opportunity Fund LLC, Primus Capital Fund V, L.P. and Primus Executive Fund V, L.P. (collectively, the “Funds”) own an aggregate of 12.3% of the outstanding common units of Investment Holdings. The remaining outstanding common units of Investment Holdings are owned by other members of our management team and a dynasty trust for the benefit of Mr. Edwards’ family. The proceeds received by Investment Holdings in this offering will be used to repurchase some or all of the Series A preferred units of Investment Holdings held by OCM and some or all of the common units of Investment Holdings held by the Funds. None of the other members of Investment Holdings, including Mr. Edwards, will receive any of such proceeds. The address for Investment Holdings is 495 South High Street, Suite 50, Columbus, Ohio 43215.
(2)	Cetus Capital II, LLC, a Delaware limited liability company, or Cetus II, is an affiliate of Littlejohn. Littlejohn Fund IV, L.P., or Fund IV, as the sole member of Cetus II, and Littlejohn Associates IV, L.L.C., or Associates IV, the general partner of Fund IV, may each be deemed to be the indirect beneficial owner of these shares. Steven G. Raich and Robert E. Davis are managers of Associates IV and hold voting and dispositive power over these shares. Each of Fund IV, Associates IV, Steven G. Raich and Robert E. Davis disclaim any beneficial ownership of such shares in which it or he does not have a pecuniary interest. The address of each of Cetus II, Fund IV and Associates IV is 8 Sound Shore Drive, Greenwich, Connecticut 06830.
(3)	Represents shares held by TCI Holdings, LLC, a member-managed Georgia limited liability company. Mr. Nixon shares voting and dispositive power over the shares held by TCI Holdings, LLC. Mr. Nixon disclaims any beneficial ownership of such shares in which he does not have a pecuniary interest. The address for TCI Holdings, LLC and Mr. Nixon is 4080 McGinnis Ferry Road #1504, Alpharetta, Georgia 30005. Inis Investment Co. shares voting and dispositive power over the shares held by TCI Holdings, LLC. Inis Investment Co. disclaims any beneficial ownership of such shares in which it does not have a pecuniary interest. The address for Inis Investment Co. is 1209 Orange Street, Wilmington, Delaware 19801.
(4)	Represents shares held by Investment Holdings and IBP Management Holdings, LLC, or Management Holdings. Mr. Edwards has voting and dispositive control over the shares held by Investment Holdings and Management Holdings. Mr. Edwards disclaims beneficial ownership of such shares in which he does not have a pecuniary interest.
(5)	Represents shares held by Cetus II. Mr. Raich is a partner of Littlejohn and may be deemed to beneficially own the shares held by Cetus II. Mr. Raich disclaims any beneficial ownership of such shares in which he does not have a pecuniary interest. The address for Mr. Raich is 8 Sound Shore Drive, Greenwich, Connecticut 06830.
(6)	Represents shares held by Cetus II. Mr. Davis is a partner of Littlejohn and may be deemed to beneficially own the shares held by Cetus II. Mr. Davis disclaims any beneficial ownership of such shares in which he does not have a pecuniary interest. The address for Mr. Davis is 8 Sound Shore Drive, Greenwich, Connecticut 06830.

Description of Capital Stock

The following description is intended as a summary of our amended and restated certificate of incorporation (which we refer to as our “charter”) and our amended and restated bylaws, in each case, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and which will be filed as exhibits to such registration statement, and to the applicable provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our charter and amended and restated bylaws.

General

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file our charter that authorizes             shares of common stock, $0.01 par value per share, and             shares of preferred stock, $0.01 per value per share.

As of                     , 2014, we had             shares of our common stock outstanding and 1,000 shares of our Series A Preferred Stock outstanding. All of our outstanding Series A Preferred Stock will be redeemed with a portion of the net proceeds received by us in this offering and, once redeemed, such shares will be retired and may not be reissued. Following the completion of this offering and the use of proceeds therefrom, no shares of our preferred stock will be designated, issued or outstanding.

COMMON STOCK

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no sinking fund provisions applicable to our common stock. Concurrent with the closing of this offering, we intend to repurchase              shares of redeemable common stock for an aggregate purchase price of $         and the shares will be retired. Immediately following this repurchase, there will be no redemption provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Concurrent with the closing of this offering, all outstanding shares of our Series A Preferred Stock will be repurchased by us for an aggregate purchase price of $         and retired. Immediately following this offering, we will amend our charter to delete all references to the Series A Preferred Stock. Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER, OUR AMENDED AND RESTATED BYLAWS AND DELAWARE LAW

Our charter and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Board Size; Filling of Vacancies

Our charter and amended and restated bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation or removal from office or other cause will be filled solely by a majority vote of our remaining directors in office.

Classified Board of Directors

Our charter provides that our board of directors will be divided into three classes, with each class serving three-year staggered terms.

Special Meetings of Stockholders

Our charter provides that special meetings of the stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer or upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies, and not by our stockholders.

No Stockholder Action by Written Consent

Our charter provides that any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Business combinations with interested stockholders

We will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. In order for us to consummate a business combination with an “interested” stockholder within three years of the date on which the stockholder became “interested,” either (1) the business combination or the transaction that resulted in the stockholder becoming “interested” must be approved by our board of directors prior to the date the stockholder became “interested,” (2) the “interested” stockholder must own at least 85% of our outstanding voting stock at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the “interested” stockholder). This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock.

CORPORATE OPPORTUNITY

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our charter provides that, to the fullest extent permitted by law, none of Jeff Edwards or Littlejohn or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Jeff Edwards or Littlejohn or any non-employee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our charter does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of IBP. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

LIMITATIONS ON LIABILITY, INDEMNIFICATION OF OFFICERS AND DIRECTORS AND INSURANCE

Our charter and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. For a discussion concerning limitations of liability and indemnification applicable to our directors and officers, see “Management—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

NEW YORK STOCK EXCHANGE LISTING

We intend to apply to list our common stock on the NYSE under the symbol “IBP.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of our common stock will be             . The transfer agent and registrar’s address is             .

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only those shares sold in this offering will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate. Although we have applied to have our common stock approved for listing on the NYSE under the symbol “IBP,” we cannot assure you that there will be an active public market for our common stock.

SALE OF RESTRICTED SHARES

Based on the number of shares of our common stock outstanding as of                     , 2014, upon the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares of common stock, we will have outstanding an aggregate of approximately             shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemption provided by Rule 144, which is summarized below. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144 and 701 of the Securities Act, the restricted securities will be available for sale in the public markets as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus		Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up

180 Days after Date of Prospectus		Lock-up released; shares saleable under Rule 144

RULE 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

EQUITY INCENTIVE PLANS

Our board of directors and stockholders previously adopted an equity incentive plan. In connection with this offering, our board of directors and stockholders intend to adopt the 2014 Plan, which will replace the existing equity incentive plan. There are currently no outstanding options under the existing equity incentive plan. For a description of our 2014 Plan and the number of shares reserved for issuance, see “Executive Compensation—2014 Omnibus Incentive Plan.”

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our 2014 Plan. That registration statement will become effective upon filing, and             shares of our common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions and the lock-up agreements described below.

REGISTRATION RIGHTS

All of our current holders of shares of our common stock outstanding prior to this offering will, after the expiration of the lock-up period, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Certain Relationships and Related-Party Transactions—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

LOCK-UP AGREEMENTS

In connection with this offering, we, our executive officers, directors, and holders of substantially all of our common stock have agreed not to sell any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. We refer you to “Underwriting—No Sales of Similar Securities.”

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a U.S. person.

Distributions

As described in the section captioned “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future.

If we do, however, make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the discussion below regarding backup withholding and payments made to certain foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate as may be specified by an applicable income tax treaty).

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or other taxable disposition of the common stock.

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) qualifying for the benefits of an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an applicable income tax treaty, (b) IRS Form W-8ECI stating that the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or (c) a suitable substitute form, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below regarding backup withholding and payments made to certain foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is or is treated as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and payments made to certain foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder timely files U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we are not, and do not anticipate that we will become, a USRPHC.

Non-U.S. holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below regarding payments made to certain foreign accounts, a non-U.S. holder generally will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status by providing a valid IRS

Form W-8BEN or W-8ECI, or other applicable certification, or otherwise establishes an exception. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding will generally not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. person on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the provisions of the law generally known as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “U.S.-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required.

Under the applicable Treasury Regulations and recent guidance from the IRS, withholding under FATCA will generally apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our common stock in respect of any amounts withheld.

Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. Deutsche Bank Securities Inc. and UBS Securities LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and condition of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
UBS Securities LLC
Zelman Partners LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of             additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares.

	Paid by us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of the offering payable by us, including the expenses of the selling stockholders but not including the underwriting discounts, will be approximately $         million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and holders of substantially all of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Deutsche Bank Securities and UBS Securities LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Deutsche Bank Securities and UBS Securities LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE QUOTATION

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “IBP.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option.

Naked short sales are short sales made in excess of the underwriters’ option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us or the selling stockholders and perform services for us or the selling stockholders in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or the selling stockholders. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

We have retained Moelis & Company LLC, or Moelis, to act as our financial advisor in connection with this offering. For its services as financial advisor, we will pay Moelis a financial advisory fee equal to $         (and if the underwriters’ option to purchase additional shares is exercised in full, an additional $         ). We have agreed to reimburse Moelis for its reasonable out-of-pocket expenses incurred in entering into and performing its services.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares that are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity that is a qualified investor as defined under the Prospectus Directive;

(b) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or the CO, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Legal Matters

Certain legal matters, including validity of the shares of common stock offered herein, will be passed upon by Proskauer Rose LLP, New York, New York and certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher  & Flom LLP, New York, New York.

Experts

The consolidated financial statements as of December 31, 2012 and June 30, 2013 and for the twelve-month and six-month periods ended December 31, 2012 and June 30, 2013, respectively, as included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included on reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2011 and for the year then ended included in this prospectus have been so included in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.installedbuildingproducts.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our websites is not incorporated by reference into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INSTALLED BUILDING PRODUCTS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Installed Building Products, Inc.

Columbus, Ohio

We have audited the accompanying consolidated balance sheet of Installed Building Products, Inc. as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity and redeemable instruments, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Columbus, Ohio

December 9, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Installed Building Products, Inc.:

We have audited the accompanying consolidated balance sheets of Installed Building Products, Inc. and subsidiaries (formerly known as CCIB Holdco, Inc.) (the “Company”) as of June 30, 2013 and December 31, 2012 and the related consolidated statements of operations, stockholders’ equity and redeemable instruments and cash flows for the six month period ended June 30, 2013 and the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of June 30, 2013 and December 31, 2012, and the results of their operations and their cash flows for the six month period ended June 30, 2013 and the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Columbus, OH

December 9, 2013

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for par value and share amounts)

	As of December 31,
	2011	2012
ASSETS
Current assets
Cash	$2,528	$3,898
Restricted cash	1,803	1,803
Accounts receivable (less allowance for doubtful accounts of $1,571 and $1,412 as of December 31, 2011 and 2012, respectively)	34,360	46,100
Accounts receivable, related parties	655	774
Inventories	12,325	16,718
Deferred income taxes	392	726
Prepaid expenses, related parties	950	396
Other current assets	3,541	5,353

Total current assets	56,554	75,768
Property and equipment, net	8,198	17,931
Other non-current assets
Goodwill	48,312	49,146
Intangibles, net	12,711	15,023
Other non-current assets	1,751	2,884

Total non-current assets	62,774	67,053

Total assets	$127,526	$160,752

LIABILITIES, REDEEMABLE INSTRUMENTS AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$9	$186
Current maturities of capital lease obligations	1,839	3,822
Accounts payable	26,843	34,330
Accounts payable, related parties	—	2,133
Income taxes payable	223	2,562
Accrued compensation	7,138	7,562
Other current liabilities	2,065	2,202

Total current liabilities	38,117	52,797

Long-term debt	16,784	17,705
Capital lease obligations, less current maturities	2,623	8,362
Put option – Series A Preferred Stock	925	782
Deferred income taxes	11,147	12,101
Other long-term liabilities	7,903	9,626

Total liabilities	77,499	101,373
Commitments and contingencies (Note 11)

Series A Preferred Stock; $0.01 par value: 1,000 authorized, issued and outstanding as of December 31, 2011 and 2012, respectively	44,086	49,615
Redeemable Common Stock; $0.01 par value: 300,000 authorized, issued and outstanding as of December 31, 2011 and 2012, respectively	15,501	17,246

Stockholders’ equity
Common Stock; $ 0.01 par value: 700,000 and 1,394,916 authorized, and 700,000 and 829,944 shares issued and outstanding as of December 31, 2011 and 2012, respectively	7	8
Additional paid in capital	—	3,983
Accumulated deficit	(9,567)	(11,473)

Total stockholders’ equity	(9,560)	(7,482)

Total liabilities, redeemable instruments and stockholders’ equity	$127,526	$160,752

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years ended December 31,
	2011	2012
Net revenue	$238,447	$301,253
Cost of sales	181,221	227,210

Gross profit	57,226	74,043
Operating expenses
Selling	18,446	19,807
Administrative	45,678	56,333
Management fees, related parties	4,760	4,300
Gain on litigation settlement	—	(6,975)
Amortization	3,785	3,082
Impairment of intangibles	1,687	352
Other	—	(960)

Operating loss	(17,130)	(1,896)

Other expense (income)
Interest expense	3,673	1,979
Interest expense, related parties	3,321	—
Gain on extinguishment of debt	(18,542)	—
Other	159	(136)

	(11,389)	1,843

Loss before income taxes	(5,741)	(3,739)
Income tax provision	1,449	555

Net loss from continuing operations	(7,190)	(4,294)

Discontinued operations
Loss (income) from discontinued operations	2,455	(3,835)
Income tax provision (benefit)	(660)	1,447

Loss (income) from discontinued operations, net of income taxes	1,795	(2,388)

Net loss	$(8,985)	$(1,906)

Accretion charges on Series A Preferred Stock	(811)	(5,529)
Accretion charges on Pre-Recapitalization Preferred Units	(1,621)	—
Gain on extinguishment of Pre-Recapitalization Preferred Units	85,040	—

Net income (loss) attributable to common stockholders	$73,623	$(7,435)

Weighted average shares outstanding (basic and diluted)	1,000,000	1,043,450

Net income (loss) per share (basic and diluted)
Income (loss) per share from continuing operations attributable to common stockholders (basic and diluted)	$75.42	$(9.42)
(Loss) income per share from discontinued operations attributable to common stockholders (basic and diluted)	(1.80)	2.29

Income (loss) per share attributable to common stockholders (basic and diluted)	$73.62	$(7.13)

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND REDEEMABLE INSTRUMENTS

(in thousands, except share amounts)

	Common Stock		Series A-2 Preferred		Common Members’ Equity	Additional Paid In Capital	Accumulated Deficit	Members/ Stockholders’ Equity	Pre-Recapitalization Redeemable		Post-Recapitalization Redeemable
	Shares	Amount	Shares	Amount					Preferred Units		Preferred Stock		Common Stock
									Shares	Amount	Shares	Amount	Shares	Amount
BALANCE – January 1, 2011	—	$—	8,211,865	$8,212	$(157,272)	$500	$—	$(148,560)	113,921,591	$110,454	—	$—	—	$—
Capital contribution from stockholders					12,628			12,628
Stock- based compensation						780		780
Conversion upon Recapitalization	700,000	7	(8,211,865)	(8,212)	146,265	(25,978)		112,082	(113,921,591)	(112,075)	1,000	43,275	300,000	14,900
Forgiveness of related party debt						36,813		36,813
Deferred tax effects resulting from Recapitalization						(10,703)	(582)	(11,285)
Net loss							(8,985)	(8,985)
Accretion of Redeemable Preferred to Redemption Value					(1,621)	(811)		(2,432)		1,621		811
Adjustments to Redeemable Common Stock fair value measurement						(601)		(601)						601

BALANCE – January 1, 2012	700,000	7	—	—	—	—	(9,567)	(9,560)	—	—	1,000	$44,086	300,000	$15,501
Issuance of common stock	129,944	1				4,099		4,100
Capital contribution from stockholders						2,500		2,500
Stock-based compensation						4,658		4,658
Net loss							(1,906)	(1,906)
Accretion of Redeemable Preferred to Redemption Value						(5,529)		(5,529)				5,529
Adjustments to Redeemable Common Stock fair value measurement						(1,745)		(1,745)						1,745

BALANCE –December 31, 2012	829,944	$8	—	$—	$—	$3,983	$(11,473)	$(7,482)	—	$—	1,000	$49,615	300,000	$17,246

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2011	2012
Cash flows from operating activities
Net loss	$(8,985)	$(1,906)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	4,405	4,637
Amortization of intangibles	3,986	3,082
Amortization of deferred financing costs	696	175
Provision for doubtful accounts	2,156	482
Gain on sale of property and equipment	(240)	(1,280)
Noncash stock compensation	780	4,658
Gain on extinguishment of debt	(18,542)	—
Deferred income taxes	(1,536)	(767)
Impairment of intangibles	2,761	352
Other	—	(142)
Changes in assets and liabilities, excluding effects of acquisitions in 2012
Accounts receivable	(5,457)	(6,858)
Inventories	1,603	(1,845)
Other assets	(379)	(1,948)
Accounts payable	(980)	2,013
Income taxes payable	1,225	2,339
Other liabilities	5,752	1,602

Net cash (used in) provided by operating activities	(12,755)	4,594

Cash flows from investing activities
Restricted cash	459	—
Purchases of property and equipment	(1,062)	(2,929)
Acquisitions of businesses, net of cash acquired of $375 in 2012	—	(823)
Proceeds from sale of property and equipment	343	176
Proceeds from insurance	441	833

Net cash provided by (used in) investing activities	181	(2,743)

Cash flows from financing activities
(Payments) Proceeds from revolving lines of credit, net	(4,472)	486
Proceeds from refinancing revolving line of credit	16,744	—
Principal payments on long-term debt	(9,960)	(511)
Payments on capital lease obligations	(2,181)	(2,956)
Capital contributions	12,628	2,500
Deferred financing activities	(814)	—

Net cash provided by (used in) financing activities	11,945	(481)

Net change in cash	(629)	1,370
Cash at beginning of year	3,157	2,528

Cash at end of year	$2,528	$3,898

Supplemental disclosures of cash flow information
Net cash paid during the year for:
Interest	$3,400	$1,893
Income taxes, net of refunds	199	378
Supplemental disclosure of noncash investing and financing activities
Vehicles capitalized under capital leases and related lease obligations	2,816	11,090
Common stock issued for acquisition of business	—	4,100
Note payable issued in connection with acquisition of business	—	571
Notes payable issued for acquisition of assets	—	115
Recapitalization (see Notes 1, 5 and 10)

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 1 – ORGANIZATION AND RECAPITALIZATION

Installed Building Products, Inc. (“IBP”, formerly CCIB Holdco, Inc.), a Delaware corporation formed on October 28, 2011, and its wholly owned subsidiaries (collectively referred to as the “Company” and “we”, “us” and “our”), primarily install insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors and other products for residential and commercial builders located in the continental United States. IBP operates in over 100 locations within the continental United States and its corporate office is located in Columbus, Ohio.

We have one operating segment and a single reportable segment. Substantially all of our net revenue comes from service-based installation of various products in the new residential, repair and remodel and commercial construction end markets. Each of our branches has the capacity to serve all of our end markets. For the year ended December 31, 2012, 86.2% of our net revenue was attributable to new and existing residential construction, whereas 13.8% was attributable to commercial construction. For the year ended December 31, 2011, 83.6% of our net revenue was attributable to new and existing residential construction, with the remaining 16.4% attributable to commercial construction. The Company has no international sales. All of the Company’s identifiable assets are in the continental United States.

The following is a summary of the annual percentage of installation net revenue by product category:

	Years ended December 31,
	2011	2012
Insulation	72%	74%
Garage doors	10%	8%
Shower doors, shelving and mirrors	6%	6%
Rain gutters	5%	6%
Other building products	7%	6%

	100%	100%

2011 Recapitalization

Overview of Recapitalization – On November 4, 2011, through a series of transactions, we merged our historical operations of IBP Holdings, LLC (“IBP I”) and IBP Holdings II, LLC (“IBP II”), and their respective operating subsidiaries, into the newly formed holding company, IBP, as part of a merger of entities under common control (the “Merger”). The Merger was accounted for in a manner similar to that of a pooling of interests. The consolidated financials are presented as if the Merger had taken place effective January 1, 2011. Additionally, on November 4, 2011, we entered into a series of transactions with IBP I and IBP II stockholders and debt holders that extinguished the majority of our then-outstanding debt and equity instruments and in exchange IBP issued new debt and equity instruments (collectively with the Merger, referred to as the “Recapitalization”).

Prior to the Recapitalization:

In 2010, related parties IBP Funding Company, LLC and Primstone Funding Company, LLC purchased $27,778 of outstanding senior secured indebtedness, from certain lenders in IBP I’s credit facility, which was converted into a second lien position (the “IBP I Second Lien Debt”). Also in 2010, a related party, Edwards IBP Holdings, LLC purchased $8,212 of subordinated debt and equity in IBP I held by a third party, which was converted into preferred equity in IBP I (“Preferred Units”).

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Through a series of purchases in July 2011, Cetus Capital II, LLC (“Cetus”) purchased the remaining $77,642 of IBP I’s outstanding first lien senior secured indebtedness (the “IBP I First Lien Debt”). Certain of our owners made a capital contribution to IBP II, which was used by IBP II to repay $12,010 of outstanding indebtedness under its credit facility (the “IBP II Credit Facility”).

As part of the Recapitalization:

On October 28, 2011, CCIB Holdco, Inc., now known as “IBP”, was formed. IBP then formed four subsidiaries: IBHL A Holding Company, Inc. (“IBHL A”), IBHL B Holding Company, Inc. (“IBHL B”), IBHL II-A Holding Company, Inc. (“IBHL II-A”) and IBHL II-B Holding Company, Inc. (“IBHL II-B”).

On November 3, 2011, the IBP I Second Lien Debt of $27,778 was cancelled by IBP Funding Company, LLC and Primstone Funding Company, LLC and $4,308 of interest owed was forgiven, $3,321 of which related to expense for the year ended December 31, 2011, resulting in a gain from extinguishment of $32,086 that was recorded to additional paid-in capital, as this was an extinguishment with related parties. Additionally, on November 3, 2011, notes payable of $3,781 were cancelled and $946 of interest owed was forgiven, resulting in a gain from extinguishment of $4,727 that was recorded to additional paid-in capital, as this was an extinguishment with a related party.

On November 4, 2011, Cetus contributed the IBP I First Lien Debt to IBP in exchange for 1,000 shares of IBP Series A preferred stock (“IBP Series A Preferred Stock”) and 300,000 shares of redeemable common stock of IBP (“Redeemable Common Stock”). The newly issued shares of Common Stock and IBP Series A Preferred Stock were recorded at their respective fair values of $14,900 and $43,275. The difference between the balance of the First Lien debt of $77,642 (including accrued interest of $2,380) as of November 3, 2011 and the fair value of Common Stock and IBP Series A Preferred Stock of $59,100, which includes $925 attributable to the fair value of the embedded put option which was required to be bifurcated and accounted for separately, was recorded as a gain on extinguishment of debt of $18,542 in the 2011 Consolidated Statement of Operations, which was equal to approximately $12.05 in earnings per common share on both a basic and diluted income per share basis.

Additionally, as a part of our Recapitalization, we entered into a stockholders agreement, or the Stockholders Agreement, relating to our common and preferred stock. The Stockholders Agreement provides for certain restrictions on the ability of our stockholders to transfer shares of our equity securities. Certain holders of our equity securities were granted put rights, drag-along rights and pre-emptive rights.

IBP contributed the first lien debt to IBHL A and IBHL B in exchange for stock in those companies. IBHL A and IBHL B then contributed the First Lien Debt to IBP I in exchange for membership interests in IBP I. The existing owners of IBP I and IBP II transferred their membership interests in IBP I and IBP II to IBP Investment Holdings, LLC (“IBPIH”), an IBP shareholder, in exchange, through a series of mergers, for IBP stock. $25,978 was recorded to additional paid-in capital in the 2011 Consolidated Balance Sheet based on the carrying value of the IBP I and IBP II contributed equity in excess of the fair value of the IBP Common Stock received.

In accordance with authoritative standards, the Company recorded a gain attributable to the common stockholders on the extinguishment of the pre-Recapitalization Preferred units. The gain of $85,040 represents the excess of the carrying amount of the Series A1, Series A2, and Series B Preferred units immediately prior to the recapitalization over the fair value of the Common Stock issued to those holders in connection with the recapitalization and is recorded as a component of stockholders’ equity.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Recapitalization Impact on Stock Based Awards – Additionally, IBP Management Holdings, LLC (“IBPMH”) and IBPIH (holding company investors in IBP) were formed and previous holders of stock appreciation rights units in IBP I agreed to terminate their stock appreciation rights units in exchange for membership interest units in IBPMH and IBPIH for no additional consideration.

On various dates subsequent to the issuing of membership units in IBPMH and IBPIH, agreements (the “Employee Puts”) were entered into between Jeff Edwards (our Chairman, President, Chief Executive Officer and controlling shareholder of IBP through indirect holding companies), as an individual, and certain IBP employees with respect to the employees’ membership units in IBPMH and IBPIH, which allowed the holders to sell the units, at a fixed price, to Jeff Edwards. These Employee Puts expire on various dates through April 2014. For details on the accounting policy for these awards, see Note 2, Significant Accounting Policies.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. The non-controlling interest relating to majority owned subsidiaries is not significant for presentation. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

Preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts, valuation allowance on deferred tax assets, valuation of the reporting unit, intangible assets and other long-lived assets, share based compensation, reserves for general liability, workers’ compensation, medical insurance and common stock and preferred stock. Management believes the accounting estimates are appropriate and reasonably determined; however, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original term to maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are held in one bank. The bank provides FDIC coverage of $250 per depositor. Included in accounts payable are outstanding checks of $1,491 and $1,480 as of December 31, 2011 and 2012, respectively. Included in accrued compensation are outstanding checks of $603 and $506 as of December 31, 2011 and 2012, respectively. We manage our cash to a zero balance account and borrow funds under the Revolving Line of Credit (the “LOC”) to cover outstanding checks. Refer to Note 5, Long-Term Debt for further details on the LOC.

Restricted Cash

Restricted cash consists of deposits held by our insurance carrier for general liability and workers’ compensation reserves. Restricted cash is not considered cash and cash equivalents for purposes of the statements of cash flows. Classification between current and long-term is dependent upon the timing of the intended use of each particular reserve.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Revenue Recognition

Revenue from the sale and installation of products is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) the ability to collect is reasonably assured. Revenue is recognized net of adjustments and discounts.

Revenue from the sale and installation of products to customers is recognized at the time the installation is complete.

Business Combinations

The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets and assumed liabilities, including goodwill, where applicable. Additionally, we recognize customer relationships, trademarks and trade names, and non-competition agreements as identifiable intangible assets. These assets are recorded at fair value as of the transaction date. The fair value of these intangibles is determined primarily using the income approach and using current industry information, which involves significant unobservable inputs (Level 3 inputs). These inputs include projected sales, margin and tax rate.

Accounts Receivable

The Company accounts for trade receivables based on amounts billed to customers. Past due receivables are determined based on contractual terms. The Company does not accrue interest on any of its trade receivables.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. The allowance is determined by management based on the Company’s historical losses, specific customer circumstances and general economic conditions. The Company analyzes aged accounts receivable and generally increases the allowance as receivables age. Management reviews accounts receivable and records an allowance for specific customers based on current circumstances and charges off the receivable against the allowance when all attempts to collect the receivable have failed. This analysis is performed regularly and the allowance is adjusted accordingly. In 2011, we changed our estimate in order to account for balances extended beyond newly established collection periods and rates determined to be reasonable. The estimate was adjusted based upon internal studies of average collection periods, collection percentages of aged balances, trend analysis and changes in market conditions.

Allowance for doubtful accounts receivable

January 1, 2011	$2,172

Charged to costs and expenses	2,156

Charged to other accounts (1)	337

Deductions (2)	(3,094)

December 31, 2011	$1,571

Charged to costs and expenses	482

Charged to other accounts (1)	563

Deductions (2)	(1,204)

December 31, 2012	$1,412

(1)	Recovery of receivables previously written-off as bad debt.
(2)	Write-off of uncollectible accounts receivable.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Concentration of Credit Risk

Credit risk is the risk of financial loss to the Company from the non-performance of a contractual obligation on the part of the Company’s counterparty. Such risk arises principally from the Company’s receivables from customers and cash and bank balances. Substantially all of the Company’s trade accounts receivable are from entities engaged in residential and commercial construction. The Company performs periodic credit evaluations of its customers’ financial condition. The general credit risk of the Company’s counterparties is not considered to be significant. In addition, no individual customer made up more than 3.0% of net revenue for the years ended December 31, 2011 or 2012.

Inventories

Inventories consist of insulation, garage doors, rain gutters, shower doors, mirrors, closet shelving and other products. We install the products but do not manufacture or modify them. We value inventory at the lower of cost or market with cost determined using the first-in, first-out (“FIFO”) method. As of December 31, 2011 and 2012, all inventory was finished goods.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation and amortization of property and equipment using the straight-line method, over the expected useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term. Expected useful lives of property and equipment vary but generally are five years for vehicles, three to five years for furniture, fixtures and equipment, shorter of lease life or five years for leasehold improvements and 30 years for buildings.

Major renewals and improvements are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded.

Goodwill

Goodwill results from business combinations and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Annually, on December 31, or if conditions indicate an earlier review is necessary, we assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount and if it is necessary to perform the quantitative two-step goodwill impairment test. If we perform the quantitative test, we compare the carrying value of the reporting unit to an estimate of the reporting unit’s fair value to identify potential impairment. The estimate of the reporting unit’s fair value is determined by weighting a discounted cash flow model and a market-related model using current industry information that involve significant unobservable inputs (Level 3 inputs). In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed to determine the amount of the potential goodwill impairment. If impaired, goodwill is written down to its estimated implied fair value.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Impairment of Other Intangible and Long-Lived Assets

Other intangible assets consist of customer relationships, non-competition agreements and business trademarks and trade names. Amortization of finite lived intangible assets is recorded to reflect the pattern of economic benefits based on projected revenues over their respective estimated useful lives (customer relationships – 10 years, non-competition agreements – two to five years and business trademarks and trade names – eight to 15 years). We do not have any indefinite-lived intangible assets.

We review long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

Other Liabilities

Our workers’ compensation insurance is primarily under a high-deductible insurance policy and our general liability insurance is under a self-insured retention program (“SIR”). We are insured for covered claims above the deductible and SIR. The liabilities represent our best estimate of our costs, using generally accepted actuarial reserving methods, of the ultimate obligations for reported claims plus those incurred but not reported for all claims incurred through December 31, 2011 and 2012. We establish case reserves for reported claims using case-basis evaluation of the underlying claims data and we update as information becomes known. We regularly monitor the potential for changes in estimates, evaluate our insurance accruals and adjust our recorded provisions.

The assumptions underlying the ultimate costs of existing claim losses are subject to a high degree of unpredictability, which can affect the liability recorded for such claims. For example, variability in inflation rates of health care costs inherent in workers’ compensation claims can affect the ultimate costs. Similarly, changes in legal trends and interpretations, as well as a change in the nature and method of how claims are settled can affect ultimate costs. Our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, and any changes could have a considerable effect on future claim costs and currently recorded liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $1,440 and $1,694 during the years ended December 31, 2011 and 2012, respectively, and is included in selling expense on the Consolidated Statements of Operations.

Other Operating Expenses

A net gain on litigation settlement of $6,975 was recognized in 2012 due to the settlement of a class action lawsuit in which we were one of the plaintiffs. The lawsuit related to excess material prices being charged by certain manufacturers and was settled and paid in 2012. This gain is recognized in operating expenses on the Consolidated Statements of Operations.

Also included in operating expenses in 2012 is a $960 gain from insurance proceeds related to the replacement of property and equipment and business interruption due to a fire at a single location in 2011. This gain was recorded in other operating expenses on the Consolidated Statements of Operations in 2012.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related debt using the effective interest method. The related amortization expense of these costs was $696 and $175 and is included in interest expense on the Consolidated Statements of Operations for the years ended December 31, 2011 and 2012, respectively. Deferred financing costs are included in other long-term assets on the Consolidated Balance Sheets and were $671 and $496, net as of December 31, 2011 and December 31, 2012, respectively.

Share-Based Compensation

As further described in Note 1, Organization and Recapitalization, two of our stockholders issued membership interests in their equity to certain of our employees (the “Awards”) during the years ended December 31, 2010 and 2011. Certain of these employees were granted Employee Puts.

In 2010, when the employees received the Awards, the then fair value of the Awards less any consideration in exchange for the Awards was recorded as compensation expense. In accordance with the terms of the Awards, they were deemed equity-classified instruments as there is no service or vesting period associated with these Awards and all compensation expense was recognized upon issuance.

Upon issuance of the Employee Puts, the then fair value of the Employee Puts received was recorded as compensation expense over the service period, if applicable. The Employee Puts are deemed to be liability-classified instruments that are directly associated with the Awards. As such, both the Awards and the Employee Puts are accounted for as liability-classified instruments as of the issuance date of the Employee Put. During the period for which the Employee Puts are exercisable, both the Employee Puts and the associated Awards are remeasured to fair value each reporting period.

It is assumed that Employee Puts will be exercised at the greater of the fixed price or fair market value. In the absence of a publicly traded market, the fair market value of the Employee Puts and underlying units are estimated primarily using discounted cash flow and, secondarily, using other market-related models that factor in current industry trends. In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. The adjustment to the carrying fair value is based upon an equity rate of return for a public company in our industry with similar financial trends and characteristics. The fair value of the Company’s common stock is used to determine the value of the Employee Puts based on their ownership interest.

Because the awards were granted by a related party as compensation to employees of the Company, the compensation associated with the awards was pushed down by the related parties and recorded as a non-cash expense in the Company’s Consolidated Statements of Operations during the years ended December 31, 2011 and 2012.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of the Company’s assets and liabilities.

Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. In evaluating our ability to recover our deferred tax assets

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, the ability to produce future taxable income, tax planning strategies available and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future federal and state pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company’s results of operations, cash flows, or financial position.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition threshold to be recognized.

The Company recognizes tax liabilities for uncertain tax positions and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense in the Consolidated Statements of Operations. Accrued interest and penalties are recognized in accrued expenses on the Consolidated Balance Sheets.

Although there were subsidiaries organized as C-corporations, prior to the Recapitalization, the Company was primarily treated as a partnership for federal income tax purposes and, therefore, had not been subject to federal and state income tax (subject to exception in a limited number of state and local jurisdictions). IBP is organized as a C-corporation. Therefore, effective with the Recapitalization, the Company is subject to federal, state and local income taxes.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in the United States which includes numerous state and local jurisdictions. Significant judgments and estimates are required in determining the income tax expense, deferred tax assets and liabilities and the reserve for unrecognized tax benefits.

Discontinued Operations

We continually review each of our markets in order to refine our overall investment strategy and to optimize capital and resource allocations in an effort to enhance our financial position and to increase Company value. This review entails an evaluation of both external market factors and our position in each market and over time has resulted in the decision to discontinue certain locations. Customers of discontinued locations will not be

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

served by other locations. There were no material assets or liabilities related to our discontinued operations as of December 31, 2011 or December 31, 2012. Discontinued operations were not segregated in the Consolidated Statements of Cash Flows. Therefore, amounts for certain captions in the Consolidated Statements of Cash Flows, including impairment of intangibles and amortization of intangibles for the year ended December 31, 2011 will not agree with the respective data in the Consolidated Statements of Operations.

Estimated Fair Value of Financial Instruments

Accounts receivable, accounts payable and accrued liabilities as of December 31, 2011 and 2012 approximate their fair value due to the short-term maturities of these financial instruments. The carrying amounts of the long-term debt under the revolving lines of credit approximate their fair value as of December 31, 2011 and 2012 due to the short-term maturities of the underlying variable rate LIBOR agreements. This represents a Level 2 fair value measurement.

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). The amendments in this ASU are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the provisions of ASU 2011-04 on January 1, 2012. The adoption did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of December 31, 2012, there are no recently issued accounting standards not yet adopted that would have a material effect on the Company’s financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

	As of December 31,
	2011	2012
Land	$66	$66
Buildings	218	218
Leasehold improvements	3,365	3,492
Furniture, fixtures and equipment	15,194	16,606
Vehicles and equipment	39,785	47,814

	58,628	68,196
Less: accumulated deprecation and amortization	(50,430)	(50,265)

	$8,198	$17,931

Property and equipment as of December 31, 2011 and 2012 of $36,886 and $38,742, respectively, were fully depreciated. Depreciation expense for the years ended December 31, 2011 and 2012 was $4,405 and $4,637, respectively.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 4 – GOODWILL AND INTANGIBLES

Goodwill

The change in carrying amount of goodwill was as follows:

	Years ended December 31,
	2011	2012
Beginning balance	$118,316	$118,316
Accumulated impairment losses	(70,004)	(70,004)

Net goodwill	48,312	48,312
Goodwill from acquisitions	—	834

Ending balance	$48,312	$49,146

No impairment of goodwill was recognized for the years ended December 31, 2011 and 2012.

Intangibles, net

The following table provides the gross carrying amount and accumulated amortization for each major class of intangibles:

	As of December 31,
	2011			2012
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangibles:
Customer relationships	$17,278	$10,659	$6,619	$20,439	$12,425	$8,014
Non-competition agreements	1,280	888	392	1,021	761	260
Trademarks and trade names	9,925	4,225	5,700	11,545	4,796	6,749

	$28,483	$15,772	$12,711	$33,005	$17,982	$15,023

Due to certain triggering events, we performed this analysis and recorded an impairment charge of $2,761 and $352 during the years ended December 31, 2011 and 2012, respectively. The charge consisted of $1,687 and $352 for impaired customer relationships and trademarks and trade names relating to certain branch name changes during 2011 and 2012, respectively. In 2011, the impairment charges also included $1,074 of impaired intangibles related to discontinued operations.

Amortization expense on intangible assets totaled $3,986 and $3,082 for the years ended December 31, 2011 and 2012, respectively. Remaining estimated aggregate annual amortization expense is as follows:

2013	$2,931
2014	2,496
2015	2,309
2016	1,989
2017	1,400
Thereafter	3,898

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 5 – LONG-TERM DEBT

Debt consists of the following:

	As of December 31,
	2011	2012
Revolving line of credit	$16,744	$17,231

Various notes payable, maturing through December 2016; payable in various monthly installments, including interest rates ranging from 0.0% to 8.5%	49	660

	16,793	17,891
Less: current maturities	(9)	(186)

Long-term debt, less current maturities	$16,784	$17,705

We are a party to a revolving loan and security agreement with a lender (the “Credit Agreement”) (most recently amended in December 2012). The Credit Agreement provides for a Revolving Line of Credit (the “LOC”) with a maximum limit of $50,000 ($40,000 as of December 31, 2011). The LOC is due May 4, 2016 with interest at either 1) the Eurodollar rate (“LIBOR”) or 2) the Alternate Base Rate (which approximates the Prime Rate), plus a margin based on the type of rate applied. The Company had $16,000 outstanding on the LOC at 1-month LIBOR including margin (2.25%-3.75%) as of December 31, 2012. The Company also had $1,231 outstanding on the LOC at the Alternate Base Rate including margin (4.25%) as of December 31, 2012.

The LOC permits borrowings based on a stated percentage of eligible accounts receivable and inventories. The borrowings on the LOC are also subject to a minimum availability reserve. The Company had available borrowings of $4,039 and $15,492 under its LOC as of December 31, 2011 and 2012, respectively. In addition, the Company is required to pay a monthly fee of 0.375% per annum on the average unused commitment under the LOC. Amounts outstanding under the Credit Agreement are collateralized by a first lien security position on all assets, including, but not limited to, all real estate, property, equipment, receivables and inventories.

The Credit Agreement also contains various restrictive non-financial covenants that include more frequent borrowing base reporting if the minimum availability falls below a certain threshold, and several limitations on specific changes that would result in incurring additional debts or pledging the Company’s assets, including restrictions on distributions to be made to our stockholders. The Credit Agreement also contains a provision that upon a change in control or an event of default (as defined within the Credit Agreement), amounts outstanding under the LOC would bear interest at the rate as determined above plus 2%.

The Credit Agreement also allows the Company to issue Letters of Credit not to exceed $10,000 in the aggregate. To support the Company’s insurance programs, there were outstanding Letters of Credit of $8,389 as of December 31, 2011 and $7,278 as of December 31, 2012.

IBP II was party to a separate credit agreement with a different lender dated September 28, 2007 (as most recently amended on March 25, 2011). This credit agreement initially consisted of a revolving line of credit and a term loan. In March 2011, certain of the then members of IBP II contributed $12,010 in the form of common members’ equity. These funds were then used to pay down amounts outstanding under the IBP II credit agreement. The IBP II credit agreement was fully repaid in connection with the Recapitalization. See Note 1, Organization and Recapitalization for further details.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Aggregate maturities of long-term debt are as follows:

2013	$186
2014	165
2015	176
2016	17,364

$17,891

NOTE 6 – FAIR VALUE MEASUREMENTS

Fair Values

Fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The standard establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. During the periods presented, there were no transfers between fair value hierarchical levels.

	Balance as of December 31, 2011	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option – Series A Preferred Stock	$925	$—	$—	$925
Redeemable Common Stock	15,501	—	—	15,501

Total items measured at fair value on a recurring basis	$16,426	$—	$—	$16,426

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

	Balance as of December 31, 2012	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option – Series A Preferred Stock	$782	$—	$—	$782
Redeemable Common Stock	17,246	—	—	17,246

Total items measured at fair value on a recurring basis	$18,028	$—	$—	$18,028

The following is a general description of the valuation methodologies used for liabilities and mezzanine equity (which includes redeemable preferred and common stock) items measured at fair value:

Put option – Series A Preferred Stock – The Company identified a certain embedded feature in the Series A Preferred Stock that was required to be bifurcated and accounted for as a derivative. The identified put option allows Series A Preferred stockholders to put their shares upon a change in control. The estimated fair value of the put option on Series A Preferred Stock is determined using our estimates of the probability of a change in control during each period the option is outstanding in combination with the accreted fair value of the Series A Preferred Stock during the option period. Those resulting probabilities are then calculated at net present value. An increase in the probability of the change in control would increase the fair value of the embedded derivative.

Redeemable Common Stock – The estimated fair value of the redeemable feature of certain shares of our outstanding common stock is determined using a combination of discounted cash flows and market multiple approach modeling. The fair value is estimated using this method to mark the Redeemable Common Stock to market at each period end. The weighted average cost of capital (“WACC”) used was 13% as of December 31, 2011 and 2012, respectively, and an increase in the WACC would decrease the fair value of the Redeemable Common Stock.

Changes in the fair value of recurring fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2012 were as follows (in thousands):

Balance as of January 1, 2011	$—
Put option liabilities recorded	925
Mezzanine equity items recorded	14,900
Adjustments to fair value measurement impacting the Statement of Stockholders’ Equity and Redeemable Instruments	601

Balance as of December 31, 2011	16,426
Adjustments to fair value measurement impacting the Statement of Stockholders’ Equity and Redeemable Instruments	1,745
Adjustments to fair value measurement impacting the Statement of Operations	(143)

Balance as of December 31, 2012	$18,028

The unrealized gain related to the put option liabilities is recorded within other expense (income) on the Consolidated Statements of Operations.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Assets Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Assets measured at fair value on a nonrecurring basis during the years ended December 31, 2011 and 2012 are categorized based on the lowest level of significant input to the valuation. The assets were measured at fair value as our impairment assessment indicated a carrying value for each of the assets in excess of the asset’s estimated fair value. In some circumstances, the impairment assessment was performed as a result of a portion of the business being classified as a discontinued operation. Discounted cash flows, a Level 3 input, were utilized in determining estimated fair values. See the “Impairment of Long-Lived Assets” caption of Note 2, Significant Accounting Policies, for more information.

The amount of impairment loss included in net income (loss) attributable to common stockholders was $2,761 and $352 for the years ended December 31, 2011 and 2012, respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY AND REDEEMABLE INSTRUMENTS

As of December 31, 2011, we had 1,000,000 shares of common stock, authorized, issued and outstanding and 1,000 shares of Series A Preferred Stock, authorized, issued and outstanding, all with par value of $0.01.

In August 2012, the Company amended its Certificate of Incorporation to authorize 1,694,916 shares of Common Stock. As of December 31, 2012, the Company had 1,129,944 shares of common stock issued and outstanding and 1,000 shares of Series A Preferred Stock issued and outstanding. The additional 129,944 shares of common stock were issued during 2012 to the previous members of a business acquired in 2012. See Note 12, Business Combinations for further details.

Redeemable Instruments

The Series A Preferred Stock carries an optional redemption feature and can be redeemed, at the election of the holder, any time on or after July 31, 2016, but prior to July 31, 2021, at an amount equal to $75,789, three times the original issue price of $25,263, plus accrued dividends, if any (the “Redemption Price”). If the optional redemption is exercised and we are unable to settle the obligation with the holder, then dividends accrue at a rate of 25% on the portion of shares not redeemed. The Company may, at its election prior to the optional redemption date, redeem the shares of Series A Preferred Stock at the Redemption Price. As the redemption of the preferred shares is dependent on the passage of time, the Company has elected to accrete to the Redemption Price the value of the Series A Preferred Stock using the interest method, over the period from the issuance date until the earliest redemption date (July 31, 2016).

One of our stockholders who owns 300,000 shares of Redeemable Common Stock as of November 4, 2011, has put rights that require us to repurchase its shares beginning in April 2019 at the fair value determined at the redemption date. As the redemption price is equivalent to the fair value of the instrument, we adjust the carrying value of the Redeemable Common Stock to its fair value with an adjustment to equity. We also have a right to call 50,000 of these shares, at par value, before December 31, 2014 if we redeem all of the Series A Preferred Stock prior to that date. These put and call rights terminate upon an initial public offering of the Company’s common stock.

Upon dissolution of the Company and payment of all indebtedness to creditors, preferred stockholders are entitled to receive distributions for their preferred shares up to the Redemption Price prior to common stockholders.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 8 – EMPLOYEE BENEFITS

We participate in multiple healthcare plans, one of which is held and administered by a trust that is a related party. This plan is partially self-funded with an insurance company paying benefits in excess of stop loss limits per individual. Our healthcare benefit expense (net of employee contributions) was approximately $5,199 and $5,744 for the years ended December 31, 2011 and 2012, respectively for all plans. An accrual for estimated healthcare claims incurred but not yet reported is included within accrued compensation on the Consolidated Balance Sheets and was $661 and $663 as of December 31, 2011 and December 31, 2012, respectively.

We participate in multiple workers’ compensation plans. Under these plans, we use a high deductible program to cover losses above the deductible amount on a per claim basis. We accrue for the estimated losses occurring from both asserted and un-asserted claims. A workers’ compensation liability for premiums is included in other current liabilities on the Consolidated Balance Sheets. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of IBNR. In estimating these reserves, historical loss experience and judgments about the expected levels of costs per claim are considered. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals.

Workers’ compensation expense totaled $3,092 and $4,043 during the years ended December 31, 2011 and 2012, respectively. As of December 31, 2011 and 2012, respectively, workers’ compensation reserves for known claims and incurred but not reported claims (“IBNR”) totaled $3,317 and $4,570 and are included in other long-term liabilities on the accompanying balance sheets. Other long-term liabilities also include $3,039 and $3,430 of accrued insurance reserves as of December 31, 2011 and December 31, 2012, respectively. We also had an insurance receivable for a claim that exceeded the stop loss limit and is included in other long-term assets on the face of the Consolidated Balance Sheets. That receivable offsets an equal liability included within the reserve amount noted above and totaled $768 and $1,777 as of December 31, 2011 and 2012, respectively.

The Company also participates in various profit-sharing and 401(k) plans. Certain plans provide that eligible employees can defer a portion of their wages into the trust, subject to current Internal Revenue Code rules and limitations. The Company provides a matching contribution of wages deferred by employees and can also make discretionary contributions to each plan. Certain plans allow for discretionary employer contributions only. These plans cover substantially all eligible employees of the Company. During the years ended December 30, 2011 and 2012, we matched employee contributions under certain plans, resulting in total match and administrative expenses of $95 and $529, respectively.

NOTE 9 – INCOME TAXES

As part of the Recapitalization in 2011 described in Note 1, Organization and Recapitalization, both IBHL and IBHL II membership interests were contributed to the subsidiaries of IBP. The previous members are no longer members of IBHL or IBHL II. Given the greater than 50% change in ownership, there was a technical termination of the partnerships, including certain lower tier partnerships under the federal tax law. The ownership change resulted in a full limitation of the net operating loss carryforward attributes of the subsidiary C-corporations. As a result, the Company wrote off the net operating loss deferred tax assets, which had been previously fully reserved.

Upon formation of IBP, we recorded a deferred tax liability (“DTL”) for the difference in the book basis and tax basis of IBP’s investment in IBP I and IBP II. The change in basis and the requirement to be taxed as a

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

C-corporation resulted from the transfer of partnership interests at the member level. The resulting initial recognition of deferred tax assets and liabilities resulting from the Recapitalization of $11,280 has been recorded directly to equity.

Prior to this change, the subsidiary C-corporations were the only tax filing entities required to record tax expense and deferred tax assets and liabilities. As shown in the effective tax rate reconciliation, the recapitalization and change in the valuation allowance were the main drivers of the effective tax rate for 2011, which was significantly lower than the 2011 statutory tax rate and the 2012 effective tax rate.

The provision for income taxes from continuing operations is comprised of:

	Years ended December 31,
	2011	2012
Current:
Federal	$2,035	$1,213
State	232	194

	2,267	1,407

Deferred:
Federal	(755)	(794)
State	(63)	(58)

	(818)	(852)

Total tax expense	$1,449	$555

The reconciliation between the Company’s effective tax rate on loss from continuing operations and the federal statutory tax rate is as follows:

	Years ended December 31,
	2011		2012
Income tax at federal statutory rate	$(2,009)	35.0%	$(1,309)	35.0%
Non-deductible loss from flow through entities prior to Recapitalization	888	(15.5)%
Loss of tax attributes resulting from Recapitalization	9,878	(172.1)%
Extinguishment of debt	355	(6.2)%
Stock compensation	273	(4.8)%	1,581	(42.3)%
Other non-deductible expenses	76	(1.3)%	(6)	0.2%
Change in valuation allowance	(8,239)	143.5%	214	(5.7)%
Interest and penalties on uncertain tax positions	118	(2.1)%	56	(1.5)%
State income taxes, net of federal benefit	109	(1.9)%	19	(0.5)%

	$1,449	(25.2)%	$555	(14.8)%

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Components of the net deferred tax liability are as follows:

	As of December 31,
	2011	2012
Deferred Tax Assets
Current
Accrued reserves and allowances	$374	$705
Inventories	32	46

Current deferred tax assets	406	751

Long-term
Property and equipment	18	—
Net operating loss carryforwards	75	688

Long-term deferred tax assets	93	688

Total deferred tax assets	499	1,439
Less: Valuation allowance	(14)	(228)

Net deferred tax assets	485	1,211

Deferred Tax Liabilities

Long-term
Property and equipment	—	(61)
Intangibles	(794)	(529)
Investment in partnership	(10,367)	(11,932)
Other	(79)	(64)

Total deferred tax liabilities	(11,240)	(12,586)

Net deferred tax liabilities	$(10,755)	$(11,375)

As of December 31, 2012, we have federal and state income tax net operating loss (NOL) carryforwards of $688. Due to the IRS Section 382 elimination of NOLs generated prior to the Recapitalization, the earliest expiration date is 2030.

Valuation Allowance

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets on a jurisdiction and by tax filing entity basis. A significant piece of objective negative evidence evaluated is cumulative losses incurred over the most recent three year period. Such objective evidence limits the ability to consider other subjective positive evidence such as our projections for future growth.

Based on this evaluation, a valuation allowance has been recorded as of December 31, 2011 and 2012 for the net deferred tax assets recorded on certain of our wholly owned subsidiaries. Such deferred tax assets relate primarily to net operating losses that are not more likely than not realizable. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

period change, or if objective negative evidence in the form of cumulative losses is no longer present. Additional weight may be given to subjective evidence such as our projections for growth in this situation.

Valuation Allowance
January 1, 2011	$(9,028)
Charged to costs and expenses	(5)
Deductions	9,019

December 31, 2011	(14)
Charged to costs and expenses	(214)

December 31, 2012	$(228)

Uncertain Tax Positions

We are subject to taxation in the United States and various state jurisdictions. As of December 31, 2012 our tax years for 2009, 2010, and 2011 are subject to examination by the tax authorities. We have unrecognized tax benefits related to temporary items. A rollforward of the gross unrecognized tax benefits is as follows:

Unrecognized tax benefit, January 1, 2011	$—
Increase as a result of tax positions taken during the period	924

Unrecognized tax benefit, December 31, 2011	924
Increase as a result of tax positions taken during the period	945
Decrease as a result of tax positions taken during the period	(504)

Unrecognized tax benefit, December 31, 2012	$1,365

These unrecognized benefits result from the difference in taxable income calculated at the time of the return versus calculated per the provision. We expect a reversal of approximately $926 of our unrecognized tax benefit in the next twelve months, because of unrecognized benefits relating to temporary items that will reverse in the next twelve months. $619 of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

Interest expense and penalties accrued related to uncertain tax positions for the year ended December 31, 2011 and 2012 are not significant.

Determining uncertain tax positions and the related estimated amounts requires judgment and carry estimation risk. If future tax law changes or interpretations should come to light, or additional information should become known, our conclusions regarding unrecognized tax benefits may change.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company previously paid management fees to IBP Holdings, LLC for corporate support functions under a management fee agreement. These fees totaled $4,760 for the year ended December 31, 2011. As part of the Recapitalization on November 4, 2011 (see Note 1, Organization and Recapitalization), this management agreement was cancelled. In December 2012, the Company entered into a new management services and fee agreement and made a payment of $4,300 for management fees to certain related parties for management services. Pursuant to this agreement, the board of directors annually determined whether a management fee would be paid as well as the amount of that fee. The agreement was terminated on October 22, 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

We sell installation services to other companies related through common or affiliated ownership. We also purchase services and materials and pay rent to companies with common or related ownership.

We lease our headquarters and other facilities from certain related parties. Refer to Note 11, Commitments and Contingencies, for future minimum lease payments to be paid to these related parties.

For the years ended December 31, 2011 and 2012, the amount of sales to common or related parties as well as the purchases from and rent expense paid to these common or related parties are as follows:

	Years ended December 31,
	2011	2012
Sales	$2,704	$1,689
Purchases	610	3,668
Rent	158	288

Related party purchases made during the year ended December 31, 2012 include $743 paid to a related party as part of an acquisition made during the year. Refer to “Accurate Building Products Inc.” within Note 12, Business Combinations for additional information.

Pursuant to an Individual Guaranty Agreement and a Guaranty Agreement, each dated as of October 22, 2012, certain of our investors guaranteed our letter of credit reimbursement obligations to Bank of America, N.A. in connection with letters of credit issued by Bank of America, N.A. to support our workers compensation policies. Such letters of credit are currently issued under our existing credit facility and these guarantees were terminated on July 30, 2013. In addition, one of our investors guaranteed certain reimbursement obligations of ours under certain performance and licensing bonds issued by sureties on behalf of us in the ordinary course of business. These bonds are being replaced as they expire with bonds that do not require any guarantee. These obligations were not direct guarantees of the company.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under capital leases covering vehicles and certain equipment. Total assets relating to capital leases were $31,627 and $39,364 as of December 31, 2011 and 2012, respectively, and a total of $22,821 and $23,033 were fully depreciated as of December 31, 2011 and 2012, respectively. The vehicles and equipment leases generally have terms ranging from four to six years. The net book value of assets under capital leases was $4,258 and $12,694 as of December 31, 2011 and 2012, respectively, net of accumulated depreciation of $27,369 and $26,670, respectively. Amortization of assets held under capital leases is included with depreciation expense on the Consolidated Statements of Operations.

We also have several noncancellable operating leases, primarily for buildings, improvements, equipment and certain vehicles. These leases generally contain renewal options for periods ranging from one to five years and require the Company to pay all executory costs such as property taxes, maintenance and insurance.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2012 are as follows:

	Capital leases	Operating Leases
		Related party	Other	Total Operating
2013	$4,546	$446	$4,357	$4,803
2014	3,815	396	3,343	3,739
2015	2,752	273	2,032	2,305
2016	1,862	180	1,442	1,622
2017	828	89	943	1,032
Thereafter			3,589	3,589

	13,803	$1,384	$15,706	$17,090

Less: Amounts representing interest	(1,619)

Total obligation under capital leases	12,184
Less: Current portion of capital leases	(3,822)

Long-term capital lease obligation	$8,362

Total rent expense under these operating leases for years ended December 31, 2011 and 2012 was $5,906 and $6,343, respectively, which is included in the Consolidated Statements of Operations as follows:

	Year Ended
	December 31, 2011	December 31, 2012
Cost of Sales	$382	$435
Selling	173	113
Administrative	5,351	5,795

Total	$5,906	$6,343

Supply Contract Commitments

As of December 31, 2011 and December 31, 2012, we had two product supply contracts with minimum purchase requirements at market rates. The terms of the contracts extend through December 31, 2014 and August 31, 2017. The contract commitments are disclosed in the table below. We expect our quantity purchases to exceed the minimum quantity commitments for all years covered by the contracts. Actual purchases made under the contracts for the years ended December 31, 2011 and December 31, 2012 were $4,636 and $13,804, respectively. Purchase obligations under the contracts as of December 31, 2012 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	$7,500	$2,500	$5,000	$—	$—

Other Commitments and Contingencies

A class action lawsuit was filed on February 11, 2013 and an amended complaint was filed on May 15, 2013 in the Superior Court of King County, Washington, against us, alleging violations of Washington State wage and

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs are former insulation installers for Installed Building Products II, LLC, one of our subsidiaries, in Washington who seek to represent all similarly situated workers. They seek all unpaid wages, along with litigation costs and fees. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

A lawsuit was filed on July 23, 2013 in federal court in the Middle District of Tennessee against one of our subsidiaries, TCI Contracting LLC (“TCI”) d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and in breach of an alleged contract. The named plaintiffs are former insulation installers in Nashville. The plaintiffs seek to have this case certified as a collective action under the Federal Fair Labor Standards Act and as a class action under Tennessee law. They seek reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

The ultimate liabilities, if any, with respect to the two employment-related cases disclosed above cannot be determined at this time, and we are currently unable to estimate a range of reasonably possible losses associated with the litigation. As such, we have not accrued a liability relating to these matters as of December 31, 2012.

From time to time, various claims and litigation are asserted or commenced against us principally arising from contractual matters and personnel and employment disputes. In determining loss contingencies, management considers the likelihood of loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that such a liability has been incurred and when the amount of loss can be reasonably estimated. It is not certain that we will prevail in these matters. However, we do not believe that the ultimate outcome of any pending matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

NOTE 12 – BUSINESS COMBINATIONS

As part of our ongoing strategy to increase market share in certain markets, we acquired two businesses during 2012 (TCI and Accurate Building Products Inc., “Accurate”). In connection with these business combinations the Company entered into non-competition agreements with the former owners.

TCI

On August 31, 2012 the Company acquired 100% of the outstanding membership interest of TCI and 87.5% of the issued and outstanding capital stock of a subsidiary of TCI. Simultaneous with the purchase of TCI, IBP purchased the remaining 12.5% of issued and outstanding capital stock of the subsidiary for $571, which was paid in the form of a seller note.

The purchase price consisted of 11.5% (or 129,944 shares) of IBP common stock, which was valued at $4,100 at the date of the transaction.

The results of operations of the business and its subsidiary are included in the Consolidated Financial Statements from August 31, 2012, the date of acquisition. The revenue and net loss of TCI since the acquisition date included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2012 were $12,354 and ($1,144), respectively.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Accurate

On November 16, 2012, the Company acquired 100% of the membership interests of Accurate which was not significant within the meaning of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”) . The purchase price consisted of cash of $1,198 and a note for $80. The revenue and net income of Accurate since the date of acquisition included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2012 were $1,743 and $126, respectively.

The estimated fair values of the assets acquired and liabilities assumed for both the TCI and Accurate acquisitions approximated the following:

	TCI	Accurate
Cash	$317	$58
Accounts receivable	3,880	1,606
Inventory	1,984	564
Note receivable	—	171
Other current assets	244	47
Property and equipment	285	183
Intangibles	4,390	1,123
Goodwill	834	—
Accounts payable and accrued expenses	(5,815)	(2,037)
Deferred tax liability	(1,387)	—
Long-term debt	(61)	(437)

Total purchase price	4,671	1,278
Fair value of common stock issued	4,100	—
Seller notes and obligations	571	80
Cash paid	—	1,198

Total purchase price	$4,671	$1,278

Estimates of acquired intangible assets related to the TCI and Accurate acquisitions are as follows:

	TCI		Accurate
Acquired Intangible Assets	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)
Customer relationships	$2,500	10	$741	10
Trade names	1,820	8	247	15
Non-competition agreements	70	2	135	3

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Pro Forma Information (unaudited)

The unaudited pro forma information has been prepared as if the TCI and Accurate acquisitions had taken place on January 1, 2011. The unaudited pro forma information is not necessarily indicative of the results that we would have achieved had the transactions actually taken place on January 1, 2011, and the unaudited pro forma information does not purport to be indicative of future financial operating results.

	Pro forma for the years ended
	December 31,
	2011	2012
Net revenue	$277,834	$331,501
Net loss	(13,951)	(3,200)
Net income/(loss) attributable to common stockholders	68,657	(8,729)
Net income/(loss) per share attributable to common stockholders (basic and diluted)	60.76	(7.73)

Unaudited pro forma net income has been calculated after adjusting the combined results of the Company to reflect additional intangible asset amortization expense of $648 and $455, for the years ended December 31, 2011 and 2012, respectively.

See Note 15, Subsequent Events, for disclosures regarding the acquisition of Ace Insulation (“Ace”), which took place after the balance sheet date, but before the issuance of these consolidated financial statements.

NOTE 13 – DISCONTINUED OPERATIONS

During the year ended December 31, 2012, we made the decision to close our branches in Erie, Pennsylvania and Knoxville, Tennessee. During the year ended December 31, 2011, we made the decision to close the following six branches: Tyler, Texas; Augusta, Georgia; Jacksonville, Florida; Salt Lake City, Utah; Philadelphia, Pennsylvania; and Phoenix, Arizona. We have presented the operations of these closed branches as discontinued operations in the Consolidated Statements of Operations for the years ended December 31, 2011 and 2012.

All closures made during the years ended December 31, 2011 and 2012 were made in order to optimize capital and resource allocations and enhance our financial position. We have no continuing involvement with or cash flows from the closed branches. Further, the customers associated with closed branches and other discontinued operations will not be served by other branches. A summary of operations we discontinued in these markets for the years ended December 31, 2011 and 2012 is as follows:

	Years ended December 31,
	2011	2012
Net revenue	$9,574	$4,020
(Loss) income from discontinued operations, before income taxes	(2,455)	3,835
Income tax benefit (expense)	660	(1,447)

(Loss) income from discontinued operations, after tax	$(1,795)	$2,388

For the year ended December 31, 2012, pre-tax net income from discontinued operations includes a gain of $4,500 relating to a payment received for a cancelled vendor contract at one of our closed operations.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 14 – (LOSS) INCOME PER COMMON SHARE

Basic net (loss) income per share is calculated by dividing net (loss) income attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. As IBP only had common shares outstanding subsequent to the Recapitalization on November 4, 2011, the weighted average shares outstanding for 2011 assumed the shares issued at the date of the Recapitalization were issued and outstanding for the full year.

Diluted net (loss) income per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury stock method. There were no common stock equivalents with a dilutive effect during the years ended December 31, 2011 and 2012 and therefore, basic and diluted net (loss) income per share were the same for all periods presented. Income (loss) attributable to common stockholders includes the accretion of Series A Preferred Stock in 2011 and 2012 and the accretion of Pre-Recapitalization Preferred Units and the gain on extinguishment of Pre-Recapitalization Preferred Units in 2011.

NOTE 15 – SUBSEQUENT EVENTS

We have evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2012 through December 9, 2013, the date on which the financial statements were issued, for items that should be recognized or disclosed in these Consolidated Financial Statements.

Effective November 30, 2013, the Employee Puts between Jeffrey Edwards and our other executive officers were terminated.

The Management Services and Fee Agreement, dated as of December 18, 2012, among the Company, Littlejohn Managers, LLC, Jeffrey Edwards, IBP Holding Company and TCI Holdings, LLC was terminated on November 22, 2013.

On March 16, 2013 the Company acquired 100% of the membership interests of Ace, which was not significant within the meaning of Regulation S-X under the Securities Act.

The estimated fair values of the assets acquired and liabilities assumed for the Ace acquisition are as follows:

Ace
Accounts receivable	$213
Inventory	14
Property and equipment	263
Intangibles	1,106
Accounts payable and accrued expenses	(609)

Total purchase price	$987

Seller notes and obligations	300
Cash paid	687

Total purchase price	$987

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Estimates of acquired intangible assets related to the acquisition are as follows:

	Ace
Acquired Intangible Assets	Estimated fair value	Weighted average estimated useful life (yrs)
Customer relationships	$826	10
Trademarks and trade names	280	15

Pro Forma Information (unaudited)

The unaudited pro forma information has been prepared as if the acquisition had taken place on January 1, 2011. The unaudited pro forma information is not necessarily indicative of the results that we would have achieved had the transactions actually taken place on January 1, 2011, and the unaudited pro forma information does not purport to be indicative of future financial operating results.

	Pro forma for the year ended December 31,
	2011	2012
Net revenue	$242,856	$304,638
Net loss	(9,137)	(2,200)
Net income (loss) attributable to common stockholders	73,471	(7,729)
Net income (loss) per share attributable to common stockholders (basic and diluted)	73.47	(7.41)

Unaudited pro forma net income has been calculated after adjusting the combined results of the Company to reflect additional intangible asset amortization expense of $101 for both of the years ended December 31, 2011 and 2012.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for par value and share amounts)

	As of December 31, 2012	As of June 30, 2013

ASSETS
Current assets
Cash	$3,898	$3,853
Restricted cash	1,803	1,708
Accounts receivable (less allowance for doubtful accounts of $1,412 and $1,548 as of December 31, 2012 and June 30, 2013, respectively)	46,100	56,057
Accounts receivable, related parties	774	366
Inventories	16,718	19,130
Deferred income taxes	726	147
Income taxes receivable	—	1,523
Prepaid expenses, related parties	396	—
Other current assets	5,353	5,051

Total current assets	75,768	87,835
Property and equipment, net	17,931	26,824
Other non-current assets
Goodwill	49,146	49,146
Intangibles, net	15,023	14,631
Other non-current assets	2,884	3,060

Total non-current assets	67,053	66,837

Total assets	$160,752	$181,496

LIABILITIES, REDEEMABLE INSTRUMENTS AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$186	$264
Current maturities of capital lease obligations	3,822	6,671
Accounts payable	34,330	36,351
Accounts payable, related parties	2,133	3,660
Income taxes payable	2,562	—
Accured compensation	7,562	8,562
Other current liabilities	2,202	2,789

Total current liabilities	52,797	58,297
Long-term debt	17,705	29,511
Capital lease obligations, less current maturities	8,362	13,254
Put option – Series A Preferred Stock	782	519
Deferred income taxes	12,101	10,867
Other long-term liabilities	9,626	8,973

Total liabilities	101,373	121,421

Commitments and contingencies (Note 11)
Series A Preferred Stock; $0.01 par value: 1,000 authorized, issued and outstanding as of December 31, 2012 and June 30, 2013, respectively	49,615	52,634
Redeemable Common Stock; $0.01 par value: 300,000 authorized, issued and outstanding as of December 31, 2012 and June 30, 2013, respectively	17,246	47,620

Stockholders’ equity
Common Stock; $0.01 par value: 1,394,916 shares authorized and 829,944 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively	8	8
Additional paid in capital	3,983	—
Accumulated deficit	(11,473)	(40,187)

Total stockholders’ equity	(7,482)	(40,179)

Total liabilities, redeemable instruments and stockholders’ equity	$160,752	$181,496

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Six months ended June 30,
	2012	2013
	(unaudited)
Net revenue	$129,548	$196,649
Cost of sales	97,574	148,120

Gross profit	31,974	48,529
Operating expenses
Selling	9,765	11,908
Administrative	28,056	32,300
Amortization	1,463	1,544
Other	(916)	—

Operating (loss) income	(6,394)	2,777

Other expense (income)
Interest expense	863	1,044
Other	(149)	(164)

	714	880

(Loss) income before income taxes	(7,108)	1,897
Income tax provision	589	704

Net (loss) income from continuing operations	(7,697)	1,193

Discontinued operations
Loss from discontinued operations	320	773
Income tax benefit	(121)	(276)

Loss from discontinued operations, net of income taxes	199	497

Net (loss) income	$(7,896)	$696

Accretion charges on Series A Redeemable Preferred Stock	(2,683)	(3,019)

Net loss attributable to common stockholders	$(10,579)	$(2,323)

Weighted average shares outstanding (basic and diluted)	1,000,000	1,129,944

Net loss per share (basic and diluted)
Loss per share from continuing operations attributable to common stockholders (basic and diluted)	$(10.38)	$(1.62)
Loss per share from discontinued operations attributable to common stockholders (basic and diluted)	(0.20)	(0.44)

Loss per share attributable to common stockholders (basic and diluted)	$(10.58)	$(2.06)

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND REDEEMABLE INSTRUMENTS

(in thousands, except share amounts)

	(unaudited)
	Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders’ Equity	Preferred Stock		Common Stock

	Shares	Amount				Shares	Amount	Shares	Amount
BALANCE – January 1, 2012	700,000	$7	$—	$(9,567)	$(9,560)	1,000	$44,086	300,000	$15,501
Stock-based compensation			4,574		4,574
Net loss				(7,896)	(7,896)
Accretion of Redeemable Preferred to Redemption Value			(2,683)		(2,683)		2,683
Adjustments to Redeemable Common Stock fair value measurement			369		369				(369)

BALANCE – June 30, 2012	700,000	$7	$2,260	$(17,463)	$(15,196)	1,000	$46,769	300,000	$15,132

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders’ Equity	Redeemable Preferred Stock		Redeemable Common Stock
	Shares	Amount				Shares	Amount	Shares	Amount
BALANCE – January 1, 2013	829,944	$8	$3,983	$(11,473)	$(7,482)	1,000	$49,615	300,000	$17,246
Net income				696	696
Accretion of Redeemable Preferred to Redemption Value			(3,019)		(3,019)		3,019
Adjustments to Redeemable Common Stock fair value measurement			(964)	(29,410)	(30,374)				30,374

BALANCE – June 30, 2013	829,944	$8	$—	$(40,187)	$(40,179)	1,000	$52,634	300,000	$47,620

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six months ended June 30,
	2012	2013
	(unaudited)
Cash flows from operating activities
Net (loss) income	$(7,896)	$696
Adjustments to reconcile net (loss) income to net cash used in by operating activities
Depreciation and amortization of property and equipment	2,000	3,554
Amortization of intangibles	1,463	1,544
Amortization of deferred financing costs	87	87
Provision for doubtful accounts	583	532
Gain on sale of property and equipment	(189)	(191)
Noncash stock compensation	4,574	—
Deferred income taxes	104	(655)
Other	(97)	(263)
Changes in assets and liabilities, excluding effects of acquisitions
Accounts receivable	(2,741)	(9,868)
Inventories	(1,290)	(2,399)
Other assets	(2,406)	(165)
Accounts payable	3,561	3,258
Income taxes payable	753	(4,302)
Other liabilities	(1,170)	618

Net cash used in operating activities	(2,664)	(7,554)

Cash flows from investing activities
Restricted cash	—	95
Purchases of property and equipment	(780)	(1,421)
Cash paid for businesses acquired	—	(687)
Proceeds from sale of property and equipment	231	972
Proceeds from insurance	833	—

Net cash provided by (used in) provided by investing activities	284	(1,041)

Cash flows from financing activities
Proceeds from revolving line of credit, net	5,417	11,696
Principal payments on other notes payable	(20)	(425)
Payments on capital lease obligations	(1,153)	(2,721)

Net cash provided by financing activities	4,244	8,550

Net change in cash	1,864	(45)
Cash at beginning of period	2,528	3,898

Cash at end of period	$4,392	$3,853

Supplemental disclosures of cash flow information
Net cash paid during the period for:
Interest	$745	$964
Income taxes, net of refunds	117	6,181
Supplemental disclosure of noncash investing and financing activities
Vehicles capitalized under capital leases and related lease obligations	2,330	10,990
Note payable issued in connection with acquisition of business	—	300

See accompanying notes to consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 1 – ORGANIZATION

Installed Building Products, Inc. (“IBP”, formerly CCIB Holdco, Inc.), a Delaware corporation formed on October 28, 2011, and its wholly owned subsidiaries (collectively referred to as the “Company” and “we”, “us” and “our”), primarily install insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors and other products for residential and commercial builders located in the continental United States. IBP operates in over 100 locations within the continental United States and its corporate office is located in Columbus, Ohio.

We have one operating segment and a single reportable segment. Substantially all of our sales come from service based installation of various products in the existing and new residential and commercial construction end markets. Each of our branches has the capacity to serve all of our end markets. For the six months ended June 30, 2012, 85.0% of our net revenue was attributable to new and existing residential construction, whereas 15.0% was attributable to commercial construction. For the six months ended June 30, 2013, 88.4% of our net revenue was attributable to new and existing residential construction, with the remaining 11.6% attributable to commercial construction. The Company has no international sales. All of the Company’s identifiable assets are in the continental United States.

All amounts as of and for the period ended June 30, 2012 are unaudited.

The following is a summary of the percentage of installation net revenue by product category:

	Six months ended June 30,
	2012	2013
Insulation	74%	74%
Garage Doors	9%	8%
Shower doors, shelving & mirrors	6%	6%
Rain gutters	5%	6%
Other building products	6%	6%

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. The non-controlling interest relating to majority owned subsidiaries is not significant for presentation. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

Preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts, valuation allowance on deferred tax assets, valuation of the reporting unit, intangible assets and other long-lived assets, share based compensation, reserves for general liability, workers’ compensation and medical insurance and common stock and preferred stock. Management believes the accounting estimates are appropriate and reasonably determined; however, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original term to maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are held in one bank. The bank provides FDIC coverage of $250 per depositor. Included in accounts payable are outstanding checks of $1,480 and $2,567 as of December 31, 2012 and June 30, 2013, respectively. Included in accrued compensation are outstanding checks of $506 and $892 as of December 31, 2012 and June 30, 2013, respectively. We manage our cash to a zero balance account and borrow funds under our Revolving Line of Credit (the “LOC”) to cover outstanding checks. Refer to Note 5, Long-Term Debt for further details on the LOC.

Restricted Cash

Restricted cash consists of deposits held by our insurance carrier for general liability and workers’ compensation reserves. Restricted cash is not considered cash and cash equivalents for purposes of the statements of cash flows. Classification between current and long-term is dependent upon the timing of the intended use of each particular reserve.

Revenue Recognition

Revenue from the sale and installation of products is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) the ability to collect is reasonably assured. Revenue is recognized net of adjustments and discounts.

Revenue from the sale and installation of products to customers is recognized at the time the installation is complete.

Business Combinations

The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets and assumed liabilities, including goodwill, where applicable. Additionally, we recognize customer relationships, trademarks and trade names, and non-competition agreements as identifiable intangible assets. These assets are recorded at fair value as of the transaction date. The fair value of these intangibles is determined primarily using the income approach and using current industry information which involves significant unobservable inputs (Level 3 inputs). These inputs include projected sales, margin, and tax rate.

Accounts Receivable

The Company accounts for trade receivables based on amounts billed to customers. Past due receivables are determined based on contractual terms. The Company does not accrue interest on any of its trade receivables.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. The allowance is determined by management based on the Company’s historical losses, specific customer circumstances, and general economic conditions. The Company analyzes aged accounts receivable and generally increases the allowance as receivables age. Management reviews

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

accounts receivable and records an allowance for specific customers based on current circumstances and charges off the receivable against the allowance when all attempts to collect the receivable have failed. This analysis is performed regularly and the allowance is adjusted accordingly.

Allowance for doubtful accounts receivable

January 1, 2012	$1,571

Charged to costs and expenses	$583
Charged to other accounts (1)	172
Deductions (2)	(531)

June 30, 2012	$1,795

January 1, 2013	$1,412

Charged to costs and expenses	532
Charged to other accounts (1)	172
Deductions (2)	(568)

June 30, 2013	$1,548

(1)	Recovery of receivables previously written-off as bad debt.
(2)	Write-off of uncollectible accounts receivable.

Concentration of Credit Risk

Credit risk is the risk of financial loss to the Company from the non-performance of a contractual obligation on the part of the Company’s counterparty. Such risk arises principally from the Company’s receivables from customers and cash and bank balances. Substantially all of the Company’s trade accounts receivable are from entities engaged in residential and commercial construction. The Company performs periodic credit evaluations of its customers’ financial condition. The general credit risk of the Company’s counterparties is not considered to be significant. In addition, no individual customer made up more than 3.0% of net revenue for the six months ended June 30, 2012 and 2013.

Inventories

Inventories consist of insulation, garage doors, rain gutters, shower doors, mirrors, closet shelving and other products. We install these products but do not manufacture or modify them. We value inventory at the lower of cost or market with cost determined using the first-in, first-out (“FIFO”) method. As of December 31, 2012 and June 30, 2013, all inventory was finished goods.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation and amortization of property and equipment using the straight-line method, over the expected useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term.

Expected useful lives of property and equipment vary but generally are the shorter of lease life or five years for vehicles, three to five years for furniture, fixtures and equipment, shorter of lease life or five years for leasehold improvements and 30 years for buildings.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Major renewals and improvements are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded.

Goodwill

Goodwill results from business combinations and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Annually, on December 31, or if conditions indicate an earlier review is necessary, we assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and if it is necessary to perform the quantitative two-step goodwill impairment test. If we perform the quantitative test, we compare the carrying value of the reporting unit to an estimate of the reporting unit’s fair value to identify potential impairment. The estimate of the reporting unit’s fair value is determined by weighting a discounted cash flow model and a market-related model using current industry information that involve significant unobservable inputs (Level 3 inputs). In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed to determine the amount of the potential goodwill impairment. If impaired, goodwill is written down to its estimated implied fair value.

Impairment of Other Intangible and Long-Lived Assets

Other intangible assets consist of customer relationships, non-competition agreements and business trademarks and trade names. Amortization of finite lived intangible assets is recorded to reflect the pattern of economic benefits based on projected revenues over their respective estimated useful lives (customer relationships – 10 years, non-competition agreements – two to five years and business trademarks and trade names – eight to 15 years). We do not have any indefinite-lived intangible assets.

We review long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal. Based upon our assessments no impairment charges were recorded during the six months ended June 30, 2012 or June 30, 2013.

Other Liabilities

Our workers’ compensation insurance is primarily under a high-deductible insurance policy and our general liability insurance is under a self-insured retention program (“SIR”). We are insured for covered claims above the deductible and SIR. The liabilities represent our best estimate of our costs, using generally accepted actuarial reserving methods, of the ultimate obligations for reported claims plus those incurred but not reported for all claims incurred through December 31, 2012 and June 30, 2013. We establish case reserves for reported claims using case-basis evaluation of the underlying claims data and we update as information becomes known.

The assumptions underlying the ultimate costs of existing claim losses are subject to a high degree of unpredictability, which can affect the liability recorded for such claims. For example, variability in inflation rates

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

of health care costs inherent in workers’ compensation claims can affect the ultimate costs. Similarly, changes in legal trends and interpretations, as well as a change in the nature and method of how claims are settled can affect ultimate costs. Our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, and any changes could have a considerable effect on future claim costs and currently recorded liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $1,036 and $788 for the six months ended June 30, 2012 and 2013, respectively, and is included in selling expense on the Consolidated Statements of Operations.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related debt using the effective interest method. The related amortization expense of these costs was $87 and $87 and is included in interest expense on the Consolidated Statements of Operations for the six months ended June 30, 2012 and 2013, respectively. Deferred financing costs are included in other long-term assets on the Consolidated Balance Sheets and were $496 and $408, net as of December 31, 2012 and June 30, 2013, respectively.

Share-Based Compensation

In 2010, IBP Management Holdings, LLC, one of our stockholders, and in 2011, IBP Investment Holdings, LLC, one of our principal stockholders, issued membership interests in their equity to certain of our employees (the “Awards”). Certain of these employees were granted Employee Puts.

In 2010, when the employees received the Awards, the then fair value of the Awards less any consideration in exchange for the Awards was recorded as compensation expense. In accordance with the terms of the Awards, they were deemed equity-classified instruments as there is no service or vesting period associated with these Awards and all compensation expense was recognized upon issuance.

Upon issuance of the Employee Puts, the then fair value of the Employee Puts received was recorded as compensation expense over the service period, if applicable. The Employee Puts are deemed to be liability-classified instruments that are directly associated with the Awards. As such, both the Awards and the Employee Puts are accounted for as liability-classified instruments as of the issuance date of the Employee Put. During the period for which the Employee Puts are exercisable, both the Employee Puts and the associated Awards are remeasured to fair value each reporting period.

It is assumed that Employee Puts will be exercised at the greater of the fixed price or fair market value. In the absence of a publicly traded market, the fair market value of the Employee Puts and underlying units are estimated primarily using discounted cash flow and, secondarily, using other market-related models that factor in current industry trends. In determining the estimated future cash flow, we consider and apply certain estimates and judgments, including current and projected future levels of income based on management’s plans, business trends, prospects and market and economic conditions and market-participant considerations. The adjustment to the carrying fair value is based upon an equity rate of return for a public company in our industry with similar financial trends and characteristics. The fair value of the Company’s common stock is used to determine the value of the Employee Puts based on their ownership interest.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Because the awards were granted by a related party as compensation to employees of the Company, the compensation associated with the awards was pushed down by the related parties and recorded as a non-cash expense in the Company’s Consolidated Statements of Operations during the six months ended June 30, 2012 and June 30, 2013.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of the Company’s assets and liabilities.

Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, the ability to produce future taxable income, tax planning strategies available and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future federal and state pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company’s results of operations, cash flows or financial position.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition threshold to be recognized.

The Company recognizes tax liabilities for uncertain tax positions and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense in the Consolidated Statements of Operations. Accrued interest and penalties are recognized in accrued expenses on the Consolidated Balance Sheets.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in the United States which includes numerous state and local jurisdictions. Significant judgments and estimates are required in determining the income tax expense, deferred tax assets and liabilities and the reserve for unrecognized tax benefits.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Discontinued Operations

We continually review each of our markets in order to refine our overall investment strategy and to optimize capital and resource allocations in an effort to enhance our financial position and to increase Company value. This review entails an evaluation of both external market factors and our position in each market and over time has resulted in the decision to discontinue certain locations. Customers of discontinued locations will not be served by other locations. There were no material assets or liabilities related to our discontinued operations as of December 31, 2012 or June 30, 2013. Discontinued operations were not segregated in the Consolidated Statements of Cash Flows.

Estimated Fair Value of Financial Instruments

Accounts receivable, accounts payable and accrued liabilities as of December 31, 2012 and June 30, 2013 approximate their fair value due to the short-term maturities of these financial instruments. The carrying amounts of the long-term debt under the revolving lines of credit approximate their fair value as of December 31, 2012 and June 30, 2013 due to the short term maturities of the underlying variable rate LIBOR agreements. This represents a Level 2 fair value measurement.

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). The amendments in this ASU are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the provisions of ASU 2011-04 on January 1, 2012. The adoption did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of June 30, 2013, there are no recently issued accounting standards not yet adopted that would have a material effect on the Company’s financial statements.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of December 31, 2012	As of June 30, 2013
Land	$66	$66
Buildings	218	218
Leasehold improvements	3,492	3,496
Furniture, fixtures and equipment	16,606	14,932
Vehicles and equipment	47,814	57,154

	68,196	75,866
Less: accumulated deprecation and amortization	(50,265)	(49,042)

	$17,931	$26,824

Property and equipment as of December 31, 2012 and June 30, 2013 of $38,742 and $37,570, respectively, were fully depreciated. Depreciation expense during the six months ended June 30, 2012 and 2013 was $2,000 and $3,554, respectively.

NOTE 4 – GOODWILL AND INTANGIBLES

The Company’s goodwill was tested for impairment as of December 31, 2012. Going forward we have moved our goodwill impairment assessment date to October 1.

Intangibles, net

The following table provides the gross carrying amount and accumulated amortization for each major class of intangibles:

	As of December 31, 2012			As of June 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangibles:
Customer relationships	$20,439	$12,425	$8,014	$21,268	$13,428	$7,840
Non-competition agreements	1,021	761	260	1,061	857	204
Trademarks and trade names	11,545	4,796	6,749	11,827	5,240	6,587

	$33,005	$17,982	$15,023	$34,156	$19,525	$14,631

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Amortization expense on intangible assets totaled $1,400 and $1,544 during the six months ended June 30, 2012 and 2013, respectively. Remaining estimated aggregate annual amortization expense is as follows:

2013	$1,498

2014	2,606

2015	2,416

2016	2,090

2017	1,501

Thereafter	4,520

NOTE 5 – LONG-TERM DEBT

Debt consists of the following:

	As of December 31, 2012	As of June 30, 2013

Revolving Lines of Credit	$17,231	$28,928

Various notes payable, maturing through December 2016; payable in various monthly installments, including interest rates ranging from 0.0% to 8.5%	660	847

	17,891	29,775

Less: current maturities	(186)	(264)

Long-term debt, less current maturities	$17,705	$29,511

We are a party to a revolving loan and security agreement with a lender (the “Credit Agreement”). The Credit Agreement provides for a Revolving Line of Credit (the “LOC”) with a maximum limit of $50,000. The LOC is due May 4, 2016 with interest at either 1) the Eurodollar rate (“LIBOR”) or 2) the Alternate Base Rate (which approximates the Prime Rate), plus a margin based on the type of rate applied. The Company had $16,000 and $27,000 outstanding on the LOC at 1-month LIBOR including margin (2.25% - 3.75%) as of December 31, 2012 and June 30, 2013, respectively. The Company also had $1,231 and $1,928 outstanding on the LOC at the Alternate Base Rate including margin (4.25%) as of December 31, 2012 and June 30, 2013, respectively.

The LOC permits borrowings based on a stated percentage of eligible accounts receivable and inventories. The borrowings on the LOC are also subject to a minimum availability reserve. The Company had available borrowings of $15,492 and $13,795 under its LOC as of December 31, 2012 and June 30, 2013, respectively. In addition, the Company is required to pay a monthly fee of 0.375% per annum on the average unused commitment under the LOC. Amounts outstanding under the Credit Agreement are collateralized by a first lien security position on all assets, including, but not limited to, all real estate, property, equipment, receivables and inventories.

The Credit Agreement also contains various restrictive non-financial covenants that include more frequent borrowing base reporting if the minimum availability falls below a certain threshold, and several limitations on specific changes that would result in incurring additional debts or pledging the Company’s assets, including

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

restrictions on distributions to be made to our stockholders. The Credit Agreement also contains a provision that upon a change in control or an event of default (as defined within the Credit Agreement), amounts outstanding under the LOC would bear interest at the rate as determined above plus 2%.

The Credit Agreement also allows the Company to issue Letters of Credit not to exceed $10,000 in the aggregate. To support the Company’s insurance programs, there were outstanding Letters of Credit of $7,278 as of December 31, 2012 and June 30, 2013.

Aggregate maturities of long-term debt are as follows:

2013	$88
2014	265
2015	276
2016	29,146

$29,775

NOTE 6 – FAIR VALUE MEASUREMENTS

Fair Values

Fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The standard establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. During the periods presented, there were no transfers between fair value hierarchical levels.

	Balance as of December 31, 2012	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option – Series A Preferred Stock	$782	$—	$—	$782
Redeemable Common Stock	17,246	—	—	17,246

Total items measured at fair value on a recurring basis	$18,028	$—	$—	$18,028

	Balance as of June 30, 2013	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option – Series A Preferred Stock	$519	$—	$—	$519
Redeemable Common Stock	47,620	—	—	47,620

Total items measured at fair value on a recurring basis	$48,139	$—	$—	$48,139

The following is a general description of the valuation methodologies used for liabilities and mezzanine equity (which includes preferred redeemable and common stock) items measured at fair value:

Put option – Series A Preferred Stock – The Company identified a certain embedded feature in the Series A Preferred Stock that was required to be bifurcated and accounted for as a derivative. The identified put option allows Series A Preferred stockholders to put their shares upon a change in control. The estimated fair value of the put option on Series A Preferred Stock is determined using our estimates of the probability of a change in control during each period the option is outstanding in combination with the accreted fair value of the Series A Preferred Stock during the option period. Those resulting probabilities are then calculated at net present value. An increase in the probability of the change in control would increase the fair value of the embedded derivative.

Redeemable Common Stock – The estimated fair value of the redeemable feature of certain shares of our outstanding common stock is determined using a combination of discounted cash flows and market multiple approach modeling. The fair value is estimated using this method to mark the Redeemable Common Stock to market at each period end. The weighted average cost of capital (“WACC”) used was 13% and 18% as of December 31, 2012 and June 30, 2013, respectively, and an increase in the WACC would decrease the fair value of the Redeemable Common Stock.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Changes in the fair value of recurring fair value measurements using significant unobservable inputs (Level 3) for the six months ended June 30, 2012 and 2013 were as follows (in thousands):

Balance as of January 1, 2012	$16,426
Adjustments to fair value measurement impacting the Statement of Stockholders’ Equity and Redeemable Instruments	(369)
Adjustments to fair value measurement impacting the Statement of Operations	(97)

Balance as of June 30, 2012	$15,960

Balance as of January 1, 2013	$18,028
Adjustments to fair value measurement impacting the Statement of Stockholders’ Equity and Redeemable Instruments	30,374
Adjustments to fair value measurement impacting the Statement of Operations	(263)

Balance as of June 30, 2013	$48,139

The unrealized gain related to the put option liabilities is recorded within other expense (income) on the Consolidated Statements of Operations.

NOTE 7 – STOCKHOLDERS’ EQUITY AND REDEEMABLE INSTRUMENTS

As of December 31, 2012, and June 30, 2013 we had 1,694,916 shares of common stock authorized, 1,129,944 shares of common stock issued and outstanding and 1,000 shares of Series A Preferred Stock, authorized, issued and outstanding, all with par value of $0.01.

Redeemable Instruments

The Series A Preferred Stock carries an optional redemption feature and can be redeemed, at the election of the holder, any time on or after July 31, 2016, but prior to July 31, 2021, at an amount equal to $75,789, three times the original issue price of $25,263, plus accrued dividends, if any (the “Redemption Price”). If the optional redemption is exercised and we are unable to settle the obligation with the holder, then dividends accrue at a rate of 25% on the portion of shares not redeemed. The Company may, at its election prior to the optional redemption date, redeem the shares of Series A Preferred Stock at the Redemption Price. As the redemption of the preferred shares is dependent on the passage of time, the Company has elected to accrete to the Redemption Price the value of the Series A Preferred Stock using the interest method, over the period from the issuance date until the earliest redemption date (July 31, 2016).

One of our stockholders who owns 300,000 shares of Redeemable Common Stock as of November 4, 2011 has put rights that require us to repurchase its shares beginning in April 2019 at fair value determined at the redemption date. As the redemption price is equivalent to the fair value of the instrument, we adjust the carrying value of the Redeemable Common Stock to its fair value with an adjustment to equity. We also have a right to call 50,000 of these shares, at par value, before December 31, 2014 if we redeem all of the Series A Preferred Stock prior to that date. These put and call rights terminate upon an initial public offering of the Company’s common stock.

Upon dissolution of the Company and payment of all indebtedness to creditors, preferred stockholders are entitled to receive distributions for their preferred shares up to the Redemption Price prior to common stockholders.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 8 – EMPLOYEE BENEFITS

We participate in multiple healthcare plans, one of which is held and administered by a trust that is a related party. This plan is partially self-funded with an insurance company paying benefits in excess of stop loss limits per individual. Our healthcare benefit expense (net of employee contributions) was approximately $2,751 and $3,824 for the six months ended June 30, 2012 and 2013, respectively for all plans. An accrual for estimated healthcare claims incurred but not reported is included within accrued compensation on the Consolidated Balance Sheets and was $663 and $830 as of December 31, 2012 and June 30, 2013, respectively.

We participate in multiple workers’ compensation plans. Under these plans, we use a high deductible program to cover losses above the deductible amount on a per claim basis. We accrue for the estimated losses occurring from both asserted and un-asserted claims. Workers’ compensation liability for premiums is included in other current liabilities on the Consolidated Balance Sheets. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of IBNR. In estimating these reserves, historical loss experience and judgments about the expected levels of costs per claim are considered. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals.

Workers’ compensation expense totaled $2,007 and $3,093 during the six months ended June 30, 2012 and 2013, respectively. As of December 31, 2012 and June 30, 2013, respectively, workers’ compensation reserves for known claims and incurred but not reported claims (“IBNR”) totaled $4,570 and $5,091 and are included in other long-term liabilities on the accompanying balance sheets. Other long-term liabilities include $3,430 and $3,473 of accrued insurance reserves as of December 31, 2012 and June 30, 2013, respectively. We also had an insurance receivable for a claim that exceeded the stop loss limit and is in included in other long-term assets on the face of the Consolidated Balance Sheets. That receivable offsets an equal liability included within the reserve amount noted above and totaled $1,777 and $1,765 as of December 31, 2012 and June 30, 2013, respectively.

The Company also participates in various profit-sharing and 401(k) plans. Certain plans provide that eligible employees can defer a portion of their wages into the trust, subject to current Internal Revenue Code rules and limitations. The Company provides a matching contribution of wages deferred by employees and can also make discretionary contributions to each plan. Certain plans allow for discretionary employer contributions only. These plans cover substantially all eligible employees of the Company. During the six months ended June 30, 2012 and 2013, we matched employee contributions under certain plans, resulting in administrative expenses of $236 and $349, respectively.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 9 – INCOME TAXES

The provision for income taxes from continuing operations is comprised of:

	Six months ended June 30,
	2012	2013
Current:
Federal	$427	$1,303
State	58	80

	485	1,383

Deferred:
Federal	102	(688)
State	2	9

	104	(679)

Total tax expense	$589	$704

The reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Six months ended June 30,
	2012		2013
Income tax at federal statutory rate	$(2,488)	(35.0)%	$664	35.0%
Stock compensation	3,005	42.3
Fair value adjustment on Series A Preferred Stock Put Option			(92)	(4.9)
Other non-deductible expenses	(11)	(0.2)	(32)	(1.8)
Change in valuation allowance	48	0.7	124	6.5
State income taxes, net of Federal benefit	35	0.5	42	2.2

Total Income Tax Expense	$589	8.3%	$704	37.0%

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Components of the net deferred tax liability are as follows:

	As of December 31, 2012	As of June 30, 2013
Deferred Tax Assets
Current
Accrued reserves and allowances	$705	$155
Inventories	46	57

Current deferred tax assets	751	212

Long-term
Net operating loss carryforwards	688	688

Long-Term deferred tax assets	688	688

Total deferred tax assets	1,439	900
Less: Valuation allowance	(228)	(352)

Net deferred tax assets	1,211	548

Deferred Tax Liabilities
Long-term
Property and equipment	(61)	(63)
Intangibles	(529)	(425)
Investment in partnership	(11,932)	(10,715)
Other	(64)	(65)

Total deferred tax liabilities	(12,586)	(11,268)

Net deferred tax liabilities	$(11,375)	$(10,720)

As of June 30, 2013, we have federal and state income tax net operating loss (NOL) carryforwards of $688. Due to the IRS Section 382 elimination of NOLs generated prior to the Recapitalization, the earliest expiration date is 2030.

Valuation Allowance

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets on a jurisdiction and by tax filing entity. A significant piece of objective negative evidence evaluated is cumulative losses incurred over the most recent three year period. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth.

Based on this evaluation, a valuation allowance has been recorded as of December 31, 2012 and June 30, 2013 for the net deferred tax assets recorded on certain of our wholly owned subsidiaries. Such deferred tax assets relate primarily to net operating losses which are not more likely than not realizable. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present. Additional weight may be given to subjective evidence such as our projections for growth in this situation.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

After the evaluation of all our tax filing positions, both federal and state, we do not believe we have any uncertain tax positions. If future tax law changes or interpretations should come to light, or additional information should become known, this conclusion may change.

The Company is subject to taxation in the United States and various state jurisdictions. As of June 30, 2013 the Company’s tax years for 2009, 2010, and 2011 are subject to examination by the tax authorities.

Valuation Allowance

January 1, 2012	$(14)

Charged to costs and expenses	—

June 30, 2012	$(14)

January 1, 2013	(228)

Charged to costs and expenses	(124)

June 30, 2013	$(352)

Uncertain tax positions

We are subject to taxation in the United States and various state jurisdictions. As of December 30, 2013 our tax years for 2009, 2010, and 2011 are subject to examination by the tax authorities. We have unrecognized tax benefits related to temporary items. A rollforward of the gross unrecognized tax benefits is as follows:

Unrecognized tax benefit, January 1, 2012	$924
Increase as a result of tax positions taken during the prior period	19
Decrease as a result of tax positions taken during the prior period	(504)

Unrecognized tax benefit June 30, 2012	$439

Unrecognized tax benefit, December 31, 2012	1,365
Increase as a result of tax positions taken during the period	—
Decrease as a result of tax positions taken during the period	(926)

Unrecognized tax benefit, June 30, 2013	$439

We do not expect any of our unrecognized tax benefit to reverse in the next twelve months. All of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

Interest expense and penalties accrued related to uncertain tax positions for the year ended December 31, 2012 and June 30, 2013 are not significant.

Determining uncertain tax positions and the related estimated amounts requires judgment and carry estimation risk. If future tax law changes or interpretations should come to light, or additional information should become known, our conclusions regarding unrecognized tax benefits may change.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

NOTE 10 – RELATED PARTY TRANSACTIONS

We sell installation services to other companies related through common or affiliated ownership. We also purchase services and materials and pay rent to companies with common or related ownership.

We lease our headquarters and other facilities from certain related parties. Refer to Note 11, Commitments and Contingencies, for future minimum lease payments to be paid to these related parties.

For the six months ended June 30, 2012 and 2013, the amount of sales to common or related parties as well as the purchases from and rent paid to these common or related parties are as follows:

	Six months ended June 30,
	2012	2013
Sales	$819	$584
Purchases	30	6,714
Rent	93	345

Pursuant to an Individual Guaranty Agreement and a Guaranty Agreement, each dated as of October 22, 2012, certain of our investors guaranteed our letter of credit reimbursement obligations to Bank of America, N.A. in connection with letters of credit issued by Bank of America, N.A. to support our workers compensation policies. Such letters of credit are currently issued under our existing credit facility and these guarantees were terminated on July 30, 2013. In addition, one of our investors guaranteed certain reimbursement obligations of ours under certain performance and licensing bonds issued by sureties on behalf of us in the ordinary course of business. These bonds are being replaced as they expire with bonds that do not require any guarantee. These obligations were not direct guarantees of the company.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under capital leases covering vehicles and certain equipment. Total assets relating to capital leases were $39,364 and $48,864 as of December 31, 2012 and June 30, 2013, respectively, and a total of $23,033 and $21,903 were fully depreciated as of December 31, 2012 and June 30, 2013, respectively. The vehicles and equipment leases generally have terms ranging from four to six years. The net book value of assets under capital leases was $12,694 and $21,087 as of December 31, 2012 and June 30, 2013, respectively, net of accumulated depreciation of $26,670 and $27,777, respectively. Amortization of assets held under capital leases is included with depreciation expense on the Consolidated Statements of Operations.

We also have several noncancellable operating leases, primarily for buildings, improvements, equipment and certain vehicles. These leases generally contain renewal options for periods ranging from one to five years and require the Company to pay all executory costs such as property taxes, maintenance and insurance.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of June 30, 2013 are as follows:

	Capital leases	Operating Leases
		Related party	Other	Total Operating
2013	$4,463	$255	$2,316	$2,571
2014	6,920	510	3,852	4,362
2015	5,477	394	2,462	2,856
2016	3,606	248	1,626	1,874
2017	1,765	159	976	1,135
Thereafter	405	34	2,737	2,771

	22,636	$1,600	$13,969	$15,569

Less: Amounts representing interest	(2,711)

Total obligation under capital leases	19,925
Less: Current portion of capital leases	(6,671)

Long-term capital lease obligation	$13,254

Total rent expense under these operating leases for the six months ended June 30, 2012 and 2013 was $2,935 and $3,554, respectively, which is included in the Consolidated Statements of Operations as follows:

	Six months ended
	June 30, 2012	June 30, 2013
Cost of sales	$173	$286
Selling	57	19
Administrative	2,705	3,249

Total	$2,935	$3,554

Supply Contract Commitments

As of December 31, 2012 and June 30, 2013, we had two product supply contracts with minimum purchase requirements at market rates. The terms of the contracts extend through December 31, 2014 and August 31, 2017. The contract commitments are disclosed in the table below. We expect our quantity purchases to exceed the minimum quantity commitments for all years covered by the contracts. Actual purchases made under the contracts for the six months ended June 30, 2012 and June 30, 2013 were $4,056 and $13,894, respectively. Purchase obligations under the contracts as of June 30, 2013 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	$7,161	$4,661	$2,500	$—	$—

Other Commitments and Contingencies

A class action lawsuit was filed on February 11, 2013 and an amended complaint was filed on May 15, 2013 in the Superior Court of King County, Washington, against us, alleging violations of Washington State wage and

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs are former insulation installers for Installed Building Products II, LLC, one of our subsidiaries, in Washington who seek to represent all similarly situated workers. They seek all unpaid wages, along with litigation costs and fees. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

A lawsuit was filed on July 23, 2013 in federal court in the Middle District of Tennessee against one of our subsidiaries, TCI Contracting, LLC (“TCI”) d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and in breach of an alleged contract. The named plaintiffs are former insulation installers in Nashville. The plaintiffs seek to have this case certified as a collective action under the Federal Fair Labor Standards Act and as a class action under Tennessee law. They seek reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

The ultimate liabilities, if any, with respect to the two employment-related cases disclosed above cannot be determined at this time, and we are currently unable to estimate a range of reasonably possible losses associated with the litigation. As such, we have not accrued a liability relating to these matters as of June 30, 2013.

From time to time, various claims and litigation are asserted or commenced against us principally arising from contractual matters and personnel and employment disputes. In determining loss contingencies, management considers the likelihood of loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that such a liability has been incurred and when the amount of loss can be reasonably estimated. It is not certain that we will prevail in these matters. However, we do not believe that the ultimate outcome of any pending matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

NOTE 12 – BUSINESS COMBINATIONS

As part of our ongoing strategy to increase market share in certain markets, we acquired Ace Insulation (“Ace”) during the six months ended June 30, 2013.

The estimated fair values of the assets acquired and liabilities assumed for the Ace acquisition approximated the following:

Ace
Accounts receivable	$213
Inventory	14
Property and equipment	263
Intangibles	1,106
Accounts payable and accrued expenses	(609)

Total purchase price	$987

Seller notes and obligations	300
Cash paid	687

Total purchase price	$987

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Estimates of acquired intangible assets related to the acquisition are as follows:

	Ace
Acquired Intangible Assets	Estimated Fair Value	Weighted Average Estimated Useful Life (yrs)
Customer relationships	$826	10
Trademarks and trade names	280	15

Pro Forma Information (unaudited)

The unaudited pro forma information has been prepared as if the acquisition had taken place on January 1, 2012. The unaudited pro forma information is not necessarily indicative of the results that we would have achieved had the transactions actually taken place on January 1, 2012, and the unaudited pro forma information does not purport to be indicative of future financial operating results.

	Pro forma for the six months ended June 30,
	2012	2013
Net revenue	$131,178	$197,289
Net (loss) income	(7,947)	581
Net loss attributable to common stockholders	(10,630)	(2,438)
Net loss per share attributable to common stockholders (basic and diluted)	(10.63)	(2.16)

Unaudited pro forma net income has been calculated after adjusting the combined results of the Company to reflect additional intangible asset amortization expense of $51 and $17, for the six months ended June 30, 2012 and 2013, respectively.

NOTE 13 – DISCONTINUED OPERATIONS

During the six months ended June 30, 2013, we made the decision to close our branch in Oklahoma City, Oklahoma and our regrind facility in Newark, Ohio. The regrind facility existed to regrind materials to produce loosefill insulation. Substantially all materials subject to regrinding in this operation were provided by a single supplier. The contract under which the materials were obtained was terminated, which resulted in the facility being closed. During the six months ended June 30, 2012, we made the decision to close our branches in Erie, Pennsylvania and Knoxville, Tennessee. We have presented the operations of these closed branches and the regrind facility as discontinued operations in the Consolidated Statements of Operations for the six months ended June 30, 2012 and 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

All closures made during the six months ended June 30, 2012 and 2013 were made in order to optimize capital and resource allocations and enhance our financial position. We have no continuing involvement with or cash flows from the closed branches and regrind facility. Further, the customers associated with closed branches and other operations will not be served by other branches. A summary of operations we discontinued in these markets for the six months ended June 30, 2012 and 2013 is as follows:

	Six months ended June 30,
	2012	2013
Net revenue	$2,163	$723
Loss from discontinued operations, before income taxes	(320)	(773)
Income tax benefit	121	276

Loss from discontinued operations, after tax	$(199)	$(497)

NOTE 14 – LOSS PER COMMON SHARE

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents.

Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury stock method. There were no common stock equivalents with a dilutive effect during the six months ended June 30, 2012 and 2013 and therefore, basic and diluted net loss per share were the same for all periods presented.

NOTE 15 – SUBSEQUENT EVENTS

We have evaluated events and transactions occurring subsequent to the balance sheet date of June 30, 2013 through December 9, 2013, the date on which the financial statements were issued, for items that should be recognized or disclosed in these Consolidated Financial Statements.

Effective November 30, 2013, the Employee Puts between Jeffrey Edwards and our other executive officers were terminated.

The Management Services and Fee Agreement, dated as of December 18, 2012, among the Company, Littlejohn Managers, LLC, Jeffrey Edwards, IBP Holding Company and TCI Holdings, LLC was terminated on November 22, 2013.

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for par value and share amounts)

(unaudited)

	As of December 31, 2012	As of September 30, 2013
ASSETS
Current assets
Cash	$3,898	$5,270
Restricted cash	1,803	1,708
Accounts receivable (less allowance for doubtful accounts of $1,412 and $1,633 as of December 31, 2012 and September 30, 2013, respectively)	46,100	60,673
Accounts receivable, related parties	774	329
Inventories	16,718	19,538
Deferred income taxes	726	138
Prepaid expenses, related parties	396	—
Other current assets	5,353	6,077

Total current assets	75,768	93,733
Property and equipment, net	17,931	29,524
Other non-current assets
Goodwill	49,146	49,146
Intangibles, net	15,023	13,934
Other non-current assets	2,884	3,350

Total non-current assets	67,053	66,430

Total assets	$160,752	$189,687

LIABILITIES, REDEEMABLE INSTRUMENTS AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$186	$254
Current maturities of capital lease obligations	3,822	7,606
Accounts payable	34,330	42,142
Accounts payable, related parties	2,133	3,171
Income taxes payable	2,562	106
Accrued compensation	7,562	10,040
Other current liabilities	2,202	3,231

Total current liabilities	52,797	66,550

Long-term debt	17,705	24,259
Capital lease obligations, less current maturities	8,362	14,671
Put option – Series A Preferred Stock	782	505
Deferred income taxes	12,101	10,858
Other long-term liabilities	9,626	9,802

Total liabilities	101,373	126,645

Commitments and contingencies (Note 9)

Series A Preferred Stock; $0.01 par value: 1,000 authorized, issued and outstanding as of December 31, 2012, and September 30, 2013, respectively	49,615	54,212
Redeemable Common Stock; $0.01 par value: 300,000 authorized, issued and outstanding as of December 31, 2012, and September 30, 2013, respectively	17,246	50,354

Stockholders’ equity
Common Stock; $0.01 par value: 1,394,916 shares authorized and 829,944 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively	8	8
Additional paid in capital	3,983	—
Accumulated deficit	(11,473)	(41,532)

Total stockholders’ equity	(7,482)	(41,524)

Total liabilities, redeemable instruments and stockholders’ equity	$160,752	$189,687

See accompanying notes to condensed consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

(unaudited)

	Nine months ended September 30,
	2012	2013
Net revenue	$209,855	$312,599
Cost of sales	157,616	234,121

Gross profit	52,239	78,478
Operating expenses
Selling	14,443	18,454
Administrative	41,274	49,183
Amortization	2,300	2,301
Other	(960)	—

Operating (loss) profit	(4,818)	8,540

Other expense (income)
Interest expense	1,476	1,657
Other	(135)	(24)

	1,341	1,633

(Loss) income before income taxes	(6,159)	6,907
Income tax provision	510	2,646

Net (loss) income from continuing operations	(6,669)	4,261

Discontinued operations
Loss from discontinued operations	530	960
Income tax benefit	(200)	(362)

Loss from discontinued operations, net of income taxes	330	598

Net (loss) income	$(6,999)	$3,663

Accretion charges on Series A Redeemable Preferred Stock	(4,085)	(4,597)

Net loss attributable to common stockholders	$(11,084)	$(934)

Weighted average shares outstanding (basic and diluted)	1,015,176	1,129,944

Net loss per share (basic and diluted)
Loss per share from continuing operations attributable to common stockholders (basic and diluted)	$(10.59)	$(0.30)
Loss per share from discontinued operations attributable to common stockholders (basic and diluted)	(0.33)	(0.53)

Loss per share attributable to common stockholders (basic and diluted)	$(10.92)	$(0.83)

See accompanying notes to condensed consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND REDEEMABLE INSTRUMENTS

(in thousands, except share amounts)

(unaudited)

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders’ Equity	Pre-Recapitalization Redeemable Preferred Stock		Post-Recapitalization Redeemable Common Stock

	Shares	Amount				Shares	Amount	Shares	Amount
January 1, 2012	700,000	$7	$—	$(9,567)	$(9,560)	1,000	$44,086	300,000	$15,501
Issuance of common stock	129,944	1	4,099		4,100
Stock-based compensation			4,647		4,647
Net loss				(6,999)	(6,999)
Accretion of Redeemable
Preferred to Redemption Value			(4,085)		(4,085)		4,085
Adjustments to Redeemable
Common Stock fair value measurement			663		663				(663)

September 30, 2012	829,944	$8	$5,324	$(16,566)	$(11,234)	1,000	$48,171	300,000	$14,838

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders’ Equity	Redeemable Preferred Stock		Redeemable Common Stock

	Shares	Amount				Shares	Amount	Shares	Amount
BALANCE – January 1, 2013	829,944	$8	$3,983	$(11,473)	$(7,482)	1,000	$49,615	300,000	$17,246
Net income				3,663	3,663
Accretion of Redeemable Preferred to Redemption Value			(3,983)	(614)	(4,597)		4,597
Adjustments to Redeemable Common Stock Value				(33,108)	(33,108)				33,108

BALANCE – September 30, 2013	829,944	$8	$—	$(41,532)	$(41,524)	1,000	$54,212	300,000	$50,354

See accompanying notes to condensed consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months ended September 30,
	2012	2013
Cash flows from operating activities
Cash provided by operations	$(2,173)	$2,617

Net cash (used in) provided by operating activities	(2,173)	2,617

Cash flows from investing activities
Restricted cash	—	95
Purchases of property and equipment	(1,381)	(2,072)
Acquisitions of businesses, net of cash acquired of $317 in 2012	317	(687)
Proceeds from sale of property and equipment	125	1,113
Proceeds from insurance	833	—

Net cash used in investing activities	(106)	(1,551)

Cash flows from financing activities
(Payments) proceeds from revolving lines of credit, net	7,348	6,484
Payments on capital lease obligations	(1,938)	(4,595)
Principal payments on long-term debt	(15)	(473)
Payment for deferred offering costs	—	(1,110)

Net cash provided by financing activities	5,395	306

Net change in cash	3,116	1,372
Cash at beginning of year	2,528	3,898

Cash at end of year	$5,644	$5,270

Supplemental disclosure of noncash investing and financing activities
Vehicles capitalized under capital leases and related lease obligations	$5,807	$15,374
Common stock issued for acquisition of business	4,100	—
Note payable issued in connection with acquisition of business	—	300
Unpaid deferred offering costs	—	899

See accompanying notes to condensed consolidated financial statements.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

NOTE 1 – ORGANIZATION

Installed Building Products, Inc. (“IBP”, formerly CCIB Holdco, Inc.), a Delaware corporation formed on October 28, 2011, and its wholly owned subsidiaries (collectively referred to as the “Company” and “we”, “us” and “our”), primarily install insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors for residential and commercial builders located in the continental United States. IBP operates in over 100 locations within the continental United States and its corporate office is located in Columbus, Ohio.

We have one operating segment and a single reportable segment. Substantially all of our sales come from service based installation of various products in the existing and new residential and commercial construction end markets. Our branches has the capacity to serve all of our markets. For the nine months ended September 30, 2012, 85.6% of our net revenue was attributable to new and existing residential construction, whereas 14.4% was attributable to commercial construction. For the nine months ended September 30, 2013, 88.8% of our net revenue was attributable to new and existing residential construction, with the remaining 11.2% attributable to commercial construction. The Company has no international sales. All of the Company’s identifiable assets are in the United States.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company prepares its condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. The non-controlling interest relating to majority owned subsidiaries is not significant for presentation. All significant intercompany accounts and transactions have been eliminated. In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, of a normal recurring nature, necessary to present fairly its financial position as of September 30, 2013 and the results of operations for nine months ended September 30, 2013 and 2012 and cash flows for the nine months ended September 30, 2013 and 2012. The condensed consolidated balance sheet as of December 31, 2012 was derived from audited financial statements. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $1,493 and $1,099 for the nine months ended September 30, 2012 and 2013, respectively, and is included in selling expense on the Condensed Consolidated Statements of Operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of September 30, 2013, there are no recently issued accounting standards not yet adopted that would have a material effect on the Company’s financial statements.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

NOTE 3 – GOODWILL AND INTANGIBLES

The Company’s goodwill was tested for impairment as of December 31, 2012. Going forward we have moved our goodwill impairment assessment date to October 1. No impairment was recognized in either period.

Intangibles, net

The following table provides the gross carrying amount and accumulated amortization for each major class of intangibles:

	As of December 31, 2012			As of September 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangibles:
Customer relationships	$20,439	$12,425	$8,014	$21,268	$13,914	$7,354
Non-competition agreements	1,021	761	260	1,053	835	218
Trademarks and trade names	11,545	4,796	6,749	11,825	5,463	6,362

	$33,005	$17,982	$15,023	$34,144	$20,212	$13,934

Amortization expense on intangible assets totalled $2,300 and $2,301 for the nine months ended September 30, 2012 and 2013. Remaining estimated aggregate annual amortization expense is as follows:

2013	754
2014	2,636
2015	2,433
2016	2,090
2017	1,501
Thereafter	4,520

NOTE 4 – LONG-TERM DEBT

Debt consists of the following:

	As of December 31, 2012	As of September 30, 2013
Revolving Lines of Credit	$17,231	$23,715
Various notes payable, maturing through December 2016; payable in various monthly installments, including interest rates ranging from 1.0% to 8.5%	660	798

	17,891	24,513
Less: current maturities	(186)	(254)

Long-term debt, less current maturities	$17,705	$24,259

We are a party to a revolving loan and security agreement with a lender (the “Credit Agreement”). The Credit Agreement provides for a Revolving Line of Credit (the “LOC”) with a maximum limit of $50,000. The LOC is due May 4, 2016 with interest at either 1) the Eurodollar rate (“LIBOR”) or 2) the Alternate Base Rate (which

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

approximates the Prime Rate), plus a margin based on the type of rate applied. The Company had $16,000 outstanding on the LOC at 1-month LIBOR including margin (2.25%-3.75%) as of December 31, 2012. The Company had $23,000 outstanding on the LOC at 1-month LIBOR including margin (2.25%) as of September 30, 2013. The Company had $1,231 and $715 outstanding on the LOC at the Alternate Base Rate including margin (4.25%) as of December 31, 2012 and September 30, 2013, respectively.

The LOC permits borrowings based on a stated percentage of eligible accounts receivable and inventories. The borrowings on the LOC are also subject to a minimum availability reserve. The Company had available borrowings of $15,492 and $19,008 under its LOC as of December 31, 2012 and September 30, 2013, respectively. In addition, the Company is required to pay a monthly fee of 0.375% per annum on the average unused commitment under the LOC. Amounts outstanding under the Credit Agreement are collateralized by a first lien security position on all assets, including, but not limited to, all real estate, property, equipment, receivables, and inventories.

The Credit Agreement also contains various restrictive non-financial covenants that include more frequent borrowing base reporting if the minimum availability falls below a certain threshold, and several limitations on specific changes that would result in incurring additional debts or pledging the Company’s assets, including restrictions on distributions to be made to our stockholders. The Credit Agreement also contains a provision that upon a change in control or an event of default (as defined within the Credit Agreement), amounts outstanding under the LOC would bear interest at the rate as determined above plus 2%.

The Credit Agreement also allows the Company to issue Letters of Credit not to exceed $10,000 in the aggregate. To support the Company’s insurance programs, there were outstanding Letters of Credit of $7,278 as of December 31, 2012 and September 30, 2013.

NOTE 5 – FAIR VALUE MEASUREMENTS

Fair Values

Fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The standard establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. During the periods presented, there were no transfers between fair value hierarchical levels.

	Balance as of December 31, 2012	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option – Series A Preferred Stock	$782	$—	$—	$782
Redeemable Common Stock	17,246	—	—	17,246

Total items measured at fair value on a recurring basis	$18,028	$—	$—	$18,028

	Balance as of September 30, 2013	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Put option – Series A Preferred Stock	$505	$—	$—	$505
Redeemable Common Stock	50,354	—	—	50,354

Total items measured at fair value on a recurring basis	$50,859	$—	$—	$50,859

The following is a general description of the valuation methodologies used for liabilities and mezzanine equity (which includes preferred redeemable and common stock) items measured at fair value:

Put option – Series A Preferred Stock – The Company identified a certain embedded feature in the Series A Preferred Stock that was required to be bifurcated and accounted for as a derivative. The identified put option allows Series A Preferred stockholders to put their shares upon a change in control. The estimated fair value of the put option on Series A Preferred Stock is determined using our estimates of the probability of a change in control during each period the option is outstanding in combination with the accreted fair value of the Series A Preferred Stock during the option period. Those resulting probabilities are then calculated at net present value. An increase in the probability of the change in control would increase the fair value of the embedded derivative.

Redeemable Common Stock – The estimated fair value of the redeemable feature of certain shares of our outstanding common stock is determined using a combination of discounted cash flows and market multiple approach modeling. The fair value is estimated using this method to mark the Redeemable Common Stock to market at each period end. The weighted average cost of capital (“WACC”) used was 13% and 16% for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and an increase in the WACC would decrease the fair value of the Redeemable Common Stock.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

Changes in the fair value of recurring fair value measurements using significant unobservable inputs (Level 3) for the nine months ended September 30, 2013 were as follows (in thousands):

Balance as of January 1, 2012	$16,426
Adjustments to fair value measurement impacting the Statement of Stockholders’ Equity and Redeemable Instruments	(663)
Adjustments to fair value measurement impacting the Statement of Operations	(120)

Balance as of September 30, 2012	$15,643

Balance as of January 1, 2013	$18,028
Adjustments to fair value measurement impacting the Statement of Stockholders’ Equity and Redeemable Instruments	$33,108
Adjustments to fair value measurement impacting the Statement of Operations	(277)

Balance as of September 30, 2013	$50,859

The unrealized gain related to the put option liabilities is recorded within other expense (income) on the Condensed Consolidated Statements of Operations.

NOTE 6 – STOCKHOLDERS’ EQUITY AND REDEEMABLE INSTRUMENTS

As of December 31, 2012, and September 30, 2013 we had 1,694,916 shares of common stock authorized, 1,129,944 shares of common stock issued and outstanding and 1,000 shares of Series A Preferred Stock, authorized, issued and outstanding, all with par value of $0.01.

NOTE 7 – INCOME TAXES

Our effective tax rate on income from continuing operations was 38.3% for the nine months ended September 30, 2013. The difference between the statutory rate and the effective tax rate is primarily due to the deduction for domestic production activities and the effect of state and local income taxes.

The effective tax rate on loss from continuing operations was 8.3% for the nine months ended September 30, 2012. The difference between the statutory rate and the effective rate was primarily due to non-deductible stock compensation and the deduction for the domestic production activity.

As of September 30, 2013, we have federal and state income tax net operating loss (NOL) carryforwards of $688.

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets on a jurisdiction and by tax filing entity. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2012 for the tax filing entities with a deferred tax asset. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth.

Based on this evaluation, a valuation allowance of $352 has been recorded as of September 30, 2013 in order to realize only the portion of the deferred tax asset that more likely than not will be realized for certain tax filing entities. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

future taxable income during the carryforward period change of if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

After the evaluation of all our tax filing positions, both federal and state, we have recorded a long-term liability of $559 for uncertain tax positions as of September 30, 2013. If future tax law changes or interpretations should come to light, or additional information should become known, this conclusion may change.

The Company is subject to taxation in the United States and various state jurisdictions. As of September 30, 2013 the Company’s tax years for 2010, 2011 and 2012 are subject to examination by the tax authorities.

NOTE 8 – RELATED PARTY TRANSACTIONS

We sell installation services to other companies related through common or affiliated ownership. We also purchase services and materials and pay rent to companies with common or related ownership.

We lease our headquarters and other facilities from certain related parties. Refer to Note 9, Commitments and Contingencies, for future minimum lease payments to be paid to these related parties.

For the nine months ended September 30, 2012 and 2013, the amount of sales to common or related parties as well as the purchases from and rent paid to these common or related parties are as follows:

	Nine months ended September 30,
	2012	2013
Sales	$1,347	$901
Purchases	661	9,622
Rent	181	518

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under capital leases covering vehicles and certain equipment. Total assets relating to capital leases were $39,364 and $52,697 as of December 31, 2012 and September 30, 2013, respectively, and a total of $23,033 and $21,771 were fully depreciated as of December 31, 2012 and September 30, 2013, respectively. The vehicles and equipment leases generally have terms ranging from four to six years. The net book value of assets under capital leases was $12,694 and $23,707 as of December 31, 2012 and September 30, 2013, respectively, net of accumulated depreciation of $26,670 and $28,990, respectively. Amortization of assets held under capital leases is included within depreciation expense on the Condensed Consolidated Statements of Operations.

We also have several noncancellable operating leases, primarily for buildings, improvements, equipment and certain vehicles. These leases generally contain renewal options for periods ranging from one to five years and require the Company to pay all executory costs such as property taxes, maintenance and insurance.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

Total rent expense under these operating leases for the nine months ended September 30, 2012 and 2013 was $4,538 and $5,320 respectively, which is included in the Condensed Consolidated Statements of Operations as follows:

	Nine Months Ended
	September 30, 2012	September 30, 2013
Cost of Sales	$310	$445
Selling	86	24
Administrative	4,142	4,851

Total	$4,538	$5,320

Supply Contract Commitments

As of December 31, 2012 and September 30, 2013, we had two product supply contracts with minimum purchase requirements at market rates. The terms of the contracts extend through December 31, 2014 and August 31, 2017. The contract commitments are disclosed in the table below. We expect our quantity purchases to exceed the minimum quantity commitments for all years covered by the contracts. Actual purchases made under the contracts for the nine months ended September 30, 2012 and 2013 were $7,445 and $20,393, respectively. Purchase obligations under the contracts as of September 30, 2013 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	$6,033	$4,782	$1,250	$—	$—

Other Commitments and Contingencies

A class action lawsuit was filed on February 11, 2013 and an amended complaint was filed on May 15, 2013 in the Superior Court of King County, Washington, against us, alleging violations of Washington State wage and hour laws for failure to pay prevailing and minimum wage and overtime wages. The plaintiffs are former insulation installers for Installed Building Products II, LLC, one of our subsidiaries, in Washington who seek to represent all similarly situated workers. They seek all unpaid wages, along with litigation costs and fees. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

A lawsuit was filed on July 23, 2013 in federal court in the Middle District of Tennessee against one of our subsidiaries, TCI Contracting, LLC (“TCI”) d/b/a Installed Building Products of Nashville, alleging unpaid overtime and failure to pay lawful wages under federal law, Tennessee common law and in unjust enrichment and in breach of an alleged contract. The named plaintiffs are former insulation installers in Nashville. The plaintiffs seek to have this case certified as a collective action under the Federal Fair Labor Standards Act and as a class action under Tennessee law. They seek reimbursement of the overtime wages for all time worked over forty hours each week, as well as liquidated damages and litigation costs and fees. We believe we have meritorious defenses to the allegations and intend to vigorously defend against the case.

The ultimate liabilities, if any, with respect to the two employment-related cases disclosed above cannot be determined at this time, and we are currently unable to estimate a range of reasonably possible losses associated with the litigation. As such, we have not accrued a liability relating to these matters as of September 30, 2013.

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

NOTE 10 – BUSINESS COMBINATIONS

As part of our ongoing strategy to increase market share in certain markets, we acquired TCI during the nine months ended September 30, 2012, and we acquired Ace Insulation (“Ace”) during the nine months ended September 30, 2013. The revenue and net income of TCI since the date of acquisition included in the Company’s Condensed Consolidated Statement of Operations for the nine months ended September 30, 2012 were $3,024 and $148, respectively.

The estimated fair values of the assets acquired and liabilities assumed for both the TCI and Ace acquisitions approximated the following:

	TCI	Ace
Cash	$317	$—
Accounts receivable	3,880	213
Inventory	1,984	14
Other current assets	244	—
Property and equipment	285	263
Intangibles	4,390	1,106
Goodwill	834	—
Accounts payable and accrued expenses	(5,815)	(609)
Deferred tax liability	(1,387)	—
Long-term debt	(61)	—

Total purchase price	4,671	987

Value of common stock issued	4,100	—
Seller notes and obligations	571	300
Cash paid	—	687

Total purchase price	$4,671	$987

Estimates of acquired intangible assets related to the acquisitions are as follows:

	TCI		Ace
Acquired Intangible Assets	Estimated fair value	Weighted average estimated useful life (yrs)	Estimated fair value	Weighted average estimated useful life (yrs)
Customer relationships	$2,500	10	$826	10
Trademarks and trade names	1,820	8	280	15
Non-competition agreements	70	2	—	—

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

Pro Forma Information

The unaudited pro forma information has been prepared as if the acquisition had taken place on January 1, 2012. The unaudited pro forma information is not necessarily indicative of the results that we would have achieved had the transactions actually taken place on January 1, 2012, and the unaudited pro forma information does not purport to be indicative of future financial operating results.

	Pro forma for the nine months ended September 30,
	2012	2013
Net revenue	$241,752	$313,239
Net (loss) income	(8,495)	3,548
Net loss attributable to common stockholders	(12,580)	(1,049)
Net loss per share attributable to common stockholders (basic and diluted)	(11.13)	(0.93)

Unaudited pro forma net income has been calculated after adjusting the combined results of the Company to reflect additional intangible asset amortization expense of $(494) and $(17) for the nine months ended September 30, 2012 and 2013, respectively.

NOTE 11 – DISCONTINUED OPERATIONS

During the nine months ended September 30, 2013, we made the decision to close our branches in Oklahoma City, Oklahoma, Williston, North Dakota and our regrind facility in Newark, Ohio. The regrind facility existed to regrind materials to produce loosefill insulation. Substantially all materials subject to regrinding in this operation were provided by a single supplier. The contract under which the materials were obtained was terminated, which resulted in the facility being closed. During the nine months ended September 30, 2012, we made the decision to close our branches in Erie, Pennsylvania and Knoxville, Tennessee. We have presented the operations of these closed branches and regrind facility as discontinued operations in the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2012 and 2013.

All branch closures made during the nine months ended September 30, 2012 and 2013 were made in order to optimize capital and resource allocations and enhance our financial position. We have no continuing involvement with or cash flows from the closed branches and regrind facility. Further, the customers associated with closed branches and other operations will not be served by other branches. A summary of operations we discontinued in these markets for the nine months ended September 30, 2012 and 2013 is as follows:

	Nine months ended September 30,
	2012	2013
Net revenue	$3,056	$765
Loss from discontinued operations, before income taxes	(530)	(960)
Income tax benefit	200	362

Loss from discontinued operations, after tax	$(330)	$(598)

INSTALLED BUILDING PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

NOTE 12 – LOSS PER COMMON SHARE

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents.

Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury stock method. There were no common stock equivalents with a dilutive effect during the nine months ended September 30, 2012 and 2013 and therefore, basic and diluted net loss per share were the same for all periods presented.

NOTE 13 – SUBSEQUENT EVENTS

We have evaluated events and transactions occurring subsequent to the balance sheet date of September 30, 2013 through December 9, 2013, the date on which the financial statements were issued, for items that should be recognized or disclosed in these Condensed Consolidated Financial Statements.

Effective November 30, 2013, the Employee Puts between Jeffrey Edwards and our other executive officers were terminated.

The Management Services and Fee Agreement, dated as of December 18, 2012, among the Company, Littlejohn Managers, LLC, Jeffrey Edwards, IBP Holding Company and TCI Holdings, LLC was terminated on November 22, 2013.

Dealer Prospectus Delivery Obligation

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Joint Bookrunning Managers

Deutsche Bank Securities	UBS Investment Bank

Lead Manager

Zelman Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee		$12,880
Financial Industry Regulatory Authority filing fee		15,500
New York Stock Exchange listing fee		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our charter and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our charter also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys’ fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

The form of Underwriting Agreement, to be filed as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

During the three-year period preceding the date of filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act.

1. On November 4, 2011 and in connection with our recapitalization, we issued (i) 19,600 shares of our common stock to IBP Management Holdings, LLC; (ii) 300,000 shares of our common stock to Cetus Capital II, LLC; (iii) 680,400 shares of our common stock to IBP Investment Holdings, LLC; and (iv) 1,000 shares of our Series A preferred stock to Cetus Capital II, LLC. Pursuant to the terms of the recapitalization, these securities were issued in exchange for the cancellation of indebtedness of approximately $126.5 million and contributions from stockholders of approximately $12.0 million.

2. On August 31, 2012, we issued an aggregate of 129,944 shares of our common stock to TCI Holdings, LLC in connection with our acquisition of TCI Contracting, LLC. The total purchase price for TCI Contracting, LLC was $4.7 million, consisting of the 129,944 shares of our common stock, valued in the aggregate at $4.1 million, and $0.6 million in cash.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbus, in the State of Ohio, on this day of January 9, 2014.

INSTALLED BUILDING PRODUCTS, INC.

By:	/s/ Jeffrey W. Edwards
Jeffrey W. Edwards

President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey W. Edwards and Michael T. Miller his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey W. Edwards Jeffrey W. Edwards	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 9, 2014

/s/ Michael T. Miller Michael T. Miller	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	January 9, 2014

/s/ Robert E. Davis Robert E. Davis	Director	January 9, 2014

/s/ Steven G. Raich Steven G. Raich	Director	January 9, 2014

/s/ J. Michael Nixon J. Michael Nixon	Director	January 9, 2014

INDEX TO EXHIBITS

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Installed Building Products, Inc., as amended, currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Installed Building Products, Inc., to be in effect immediately prior to the completion of this offering.

3.3	Bylaws of Installed Building Products, Inc., currently in effect.

3.4*	Form of Amended and Restated Bylaws of Installed Building Products, Inc., to be in effect immediately prior to the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2	Rights Agreement, dated as of November 4, 2011, by and among OCM IBP Holdings, Inc., CCIB Holdco, Inc. and Cetus Capital II, LLC.

4.3	Form of Registration Rights Agreement dated as of November 6, 2013 by and among Installed Building Products, Inc., Cetus Capital II, LLC, IBP Investment Holdings, LLC, IBP Management Holdings, LLC and TCI Holdings, LLC.

4.4	Stockholders Agreement, dated as of November 4, 2011.

4.5	Omnibus Agreement to Stockholders’ Agreement, dated as of August 31, 2012.

5.1*	Opinion of Proskauer Rose LLP.

10.1*	Form of Indemnification Agreement for directors and officers.

10.2	Loan and Security Agreement with Bank of America, N.A., dated as of November 4, 2011.

10.3	First Amendment to Loan and Security Agreement with Bank of America, N.A., dated as of April 20, 2012.

10.4	Second Amendment to Loan and Security Agreement with Bank of America, N.A., dated as of August 31, 2012.

10.5	Third Amendment to Loan and Security Agreement with Bank of America, N.A., dated as of October 22, 2012.

10.6	Fourth Amendment to Loan and Security Agreement with Bank of America, N.A., dated as of December 21, 2012.

10.7	Fifth Amendment to Loan and Security Agreement with Bank of America, N.A., dated as of July 30, 2013.

10. 8	Second Amended and Restated Management Agreement, dated as of April 30, 2010, among IBP Holding Company, Installed Building Products, LLC, OCM IBP Holdings, Inc., Stonehenge Opportunity Fund LLC, Primus IBP Investment, LLC and Primus Executive Fund V Limited Partnership.

10. 9	Amendment to Second Amended and Restated Management Agreement, dated as of November 4, 2011, among IBP Holding Company, Installed Building Products, LLC, OCM IBP Holdings, Inc., Stonehenge Opportunity Fund LLC, Primus IBP Investment, LLC and Primus Executive Fund V Limited Partnership and Cetus Capital II LLC as successor in interest to JP Morgan Chase Bank, N.A. as Agent.

Exhibit Number	Description

10.10	Management Agreement, dated as of October 29, 2007, by and among IBP Holding Company, Installed Building Products II, LLC, Stonehenge Opportunity Fund LLC, Mezzanine Opportunities LLC, Primus IBP Investment, LLC, Primus Executive Fund V Limited Partnership, OCM IBP Holdings II, Inc. and Fifth Third Bank.

10.11	Amendment to Management Agreement, dated as of November 4, 2011, by and among IBP Holding Company, Installed Building Products II, LLC, Stonehenge Opportunity Fund LLC, Mezzanine Opportunities LLC, Primus IBP Investment, LLC, Primus Executive Fund V Limited Partnership, OCM IBP Holdings II, Inc. and Fifth Third Bank.

10.12	Contribution and Exchange Agreement, dated as of November 4, 2011, by and among CCIB Holdco, Inc., IBHL A Holding Company, Inc., IBHL B Holding Company, Inc. and IBP Holdings, LLC.

10.13	Membership Interest Purchase Agreement, dated as of August 31, 2012, by and among Installed Building Products, LLC, CCIB Holdco, Inc., and GNV Holdings, LLC (now known as TCI Holdings, LLC).

10.14	Management Services and Fee Agreement, dated as of December 18, 2012, among Littlejohn Managers, LLC, Jeff Edwards, IBP Holding Company, GNV Holdings, LLC (now known as TCI Holdings, LLC) and CCIB Holdco, Inc. #

10.15	Termination of Management Services and Fee Agreement, dated November 22, 2013. #

10.16	Employment Agreement, dated as of March 7, 2002, by and between Installed Building Products, Inc. and Jay Elliott. #

10.17	Amendment to Employment Agreement, dated as of February 12, 2009, by and between Installed Building Products, Inc. and Jay Elliott. #

10.18	Termination Agreement, dated October 1, 2013, by and between Installed Building Products, LLC and Jay Elliott. #

10.19	Consulting Agreement, dated as of March 2004, by and between Installed Building Products, Inc. and Jeff Edwards. #

10.20	Employment Agreement, dated as of November 1, 2013, by and between Installed Building Products, Inc. and Jeff Edwards. #

10.21*	Installed Building Products, Inc. 2014 Omnibus Incentive Plan. #

21.1*	List of Subsidiaries of Installed Building Products, Inc.

23.1	Consent of independent registered public accounting firm (Deloitte & Touche LLP).

23.2	Consent of independent registered public accounting firm (Crowe Horwath LLP).

23.4*	Consent of Proskauer Rose LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.